FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 26, 2015

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Capital and risk management

Appendix 1 Capital and risk management

Presentation of information	1
General overview and key developments	2

Capital management
Overview	5
Capital resources	6
Leverage exposure	9
Risk-weighted assets	10

Liquidity and funding risk
Overview	14
Liquidity risk	15
Funding risk	17
Balance sheet encumbrance	20

Credit risk
Overview	23
Financial assets	24
Loans and related credit metrics	29
Debt securities	34
Derivatives	36
Key loan portfolios	38

Market risk
Overview	49
Trading portfolios	50
Non-trading portfolios	52

Country risk
Overview	56
Summary of country exposures	59

Presentation of information
The assets of disposal groups are presented as a single line in the consolidated balance sheet as required by IFRS. As allowed by IFRS, exposures, measures and ratios in this Appendix include disposal groups, primarily relating to Citizens Financial Group, on a line-by-line basis. A summary of this presentation is set out in Appendix 2.

Appendix 1 Capital and risk management

General overview and key developments
RBS's main risks are described in 'Risk and balance sheet management - Risk coverage' in the 2014 Annual Report and Accounts. The table below summarises the key developments during 2014 for these risks.

Risk type	Overview
Capital and leverage
Key milestones achieved in 2014 included the sell down of the first tranche of CFG; run down of the RCR and CIB assets; and the sell down of the RBS N.V. AFS portfolio. A £3.1 billion improvement in CET1 capital and a £73 billion reduction in RWAs resulted in the CET1 ratio improving during the year by 260 basis points from 8.6% to 11.2%. Risk reduction strategies contributed to the RWA reduction, £40 billion in CIB and £25 billion in RCR.

RBS's current Pillar 2A requirement is 3.5% of RWAs at 31 December 2014. From 1 January 2015, 56% of the total Pillar 2A or 2.0% of RWAs will be met from CET1 capital.

Based on capital that is required to be held to meet the overall financial adequacy rule, including holding current estimates of Pillar 2A constant, RBS estimates that its 'fully phased' CET1 maximum distributable amount (MDA) requirement would be 10.5% in 2019. Assuming a 13% a steady state CET1 capital ratio is achieved, RBS currently estimates that it would have a 2.5% headroom to MDA trigger in 2019.

A significant reduction of £142 billion or 13% in the leverage exposure to £940 billion and a year on year increase in Tier 1 capital (100% CET1 currently) contributed to an 80 basis points improvement in leverage ratio from 3.4% to 4.2%. Full implementation of the 2014 Basel III leverage ratio framework, particularly on securities financing transactions, also contributed to the leverage exposure reduction.

Liquidity and funding
Liquidity metrics remained strong reflecting balance sheet and risk reduction as well as growth in UK PBB deposits: the liquidity coverage ratio improved to 112%; the net stable funding ratio was 121%; and the liquidity portfolio of £151 billion covered short-term and total wholesale funding of £28 billion and £90 billion by more than five and 1.5 times respectively. Based on its assessment of the Financial Stability Board's proposals, RBS may issue £3 - £5 billion per annum of qualifying debt between 2015 - 2019 to meet future total loss absorbing capital requirements.

Conduct and legal
RBS continued to remediate historical conduct issues, while also restructuring its customer-facing businesses and support functions around the needs of its customers. Actions taken by RBS to address underlying control deficiencies included strengthening significantly the systems and controls governing RBS's LIBOR submissions, and simplifying RBS's retail product offering and sales processes. The conduct risk framework was also further developed, with the embedding of a new Conduct and Regulatory Affairs (C&RA) operating model, and the orientation of C&RA's assurance coverage and testing towards customer outcomes.

The impact of conduct issues resulted in litigation and conduct costs remaining high at £2.2 billion in 2014, albeit lower than the £3.8 billion recorded in 2013.

Appendix 1 Capital and risk management

General overview and key developments(continued)

Risk type	Overview
Credit
RBS's credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement. Balance sheet credit exposure after credit mitigation decreased by 9% to £353 billion and credit RWAs fell by £62 billion or 17% to £295 billion primarily reflecting risk reduction and RCR disposal strategy. The wind-down of CIB's US asset-backed products business contributed to a £13 billion decrease in asset-backed securities, now at £25 billion, an £86 billion reduction on the 2008 peak of £111 billion.

Impairment provisions of £18.0 billion, down £7.2 billion, covered risk elements in lending of £28.2 billion, down £11.2 billion, by 64%. Commercial real estate lending fell by £9.3 billion to £43.3 billion, of which £13.3 billion was in REIL with a provision coverage of 68%. Favourable market conditions, particularly in Ireland, resulted in impairment releases of £3.6 billion more than offsetting new impairment charges of £2.4 billion. This lead to a net release of £1.2 billion, of which £1.3 billion was in RCR and £0.4 billion in Ulster Bank, partly offset by net impairment charges of £0.3 billion in UK PBB and £0.2 billion in CFG.

Market
RBS's traded market risk profile decreased significantly, with market risk limits being reduced across all businesses, in some instances by 50-60%. Average trading VaR decreased significantly during the year to £27.8 million, 35% of the 2013 average, reflecting risk reductions in CIB and RCR, as well as the effect of a more comprehensive economic view of risk from the incorporation of credit and funding valuation adjustments in the VaR calculation. Market risk RWAs also decreased by £6.3 billion to £24.0 billion

Country
RBS maintained a cautious stance as many clients continued to reduce debt levels. Total eurozone net balance sheet exposure decreased by £5 billion or 5% to £98 billion. Within this amount, eurozone periphery exposures decreased by £10 billion, or 25%, to £31 billion, primarily in Spain reflecting the disposal of legacy liquidity portfolio bonds, and in Ireland and Italy. Total exposure to Greece was £0.4 billion but £120 million after the effect of collateral and guarantees. Limits for Russia and Ukraine were adjusted, additional credit restrictions were placed on new business and exposures were reviewed against international sanctions.

Pension
The triennial actuarial funding valuation of the Main scheme was agreed in May 2014 and showed an excess in the value of liabilities over the value of assets of £5.6 billion at 31 March 2013; a ratio of 82%. In 2014, various pension stress-testing initiatives were undertaken, both on internally defined scenarios and those to meet integrated PRA and European Banking Authority stress testing requirements.

Appendix 1 Capital and risk management

General overview and key developments(continued)

Risk type	Overview
Operational
RBS's transformation plan is material and complex affecting all business areas and functions simultaneously and so has the potential to increase operational risk profile at least in the short term. Significant investments were made to improve technology resilience for core banking services, operating practices and risk management across the three lines of defence. In particular, enhancements were made to cyber security programmes, mitigating a number of vulnerabilities.

Regulatory
The level of regulatory risk remains high as policymakers and regulators continue to strengthen regulations and supervision in response to the events of 2007 and 2008. RBS will in future focus CIB's business model on its leading positions in UK rates, debt capital markets and foreign exchange; this will leave RBS well-placed to implement the ring-fencing requirements, in 2019.

Reputational
The most material threat to RBS's reputation continued to originate from historical and more recent conduct deficiencies. RBS has been the subject of investigations and review by a number of regulators, some of which have resulted in fines and public censure.

Business	RBS reduced its business risk profile as it curtailed riskier activities in CIB, made disposals through RCR, and announced an intensified cost management programme.
Strategic
In early 2014, RBS announced the results of a strategic review with a defined plan to shift the business mix towards the UK and the retail and commercial banking segments, with the aim of a lower risk profile. The year saw good progress, with results in general exceeding targets and run-down or sell-off of non-core assets ahead of schedule. Capital ratios increased considerably, a significant step towards targeted levels of financial strength which, when attained, will provide RBS with more strategic options. However, RBS continued to work through the impact of tougher regulatory regime on banks.

Appendix 1 Capital and risk management

Capital management
RBS aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring RBS maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity.

Overview

●	RBS's CET1 ratio was 11.2% at 31 December 2014, an improvement of 260 basis points compared with 8.6% as at 31 December 2013.
●	The leverage ratio under 2014 Basel III framework improved from 3.4% to 4.2% at 31 December 2014.
●	Key milestones achieved in 2014 include:
○ IPO of CFG;
○ run down of RCR and CIB assets; and
○ disposal of €9 billion of higher risk legacy available-for-sale securities, thereby reducing stressed capital and RWAs.

●	Going forward, RBS is focused on delivering a capital plan in-line with its strategic objectives which includes the divestment of CFG by the end of 2016 and further run down of RCR and CIB assets.
●	From 2015 RBS will target a c.13% CET1 ratio during the period of CIB restructuring and expects to achieve this by the end of 2016.
●	RBS plans to issue around £2 billion of CRR-compliant Additional Tier 1 (AT1) capital instruments in 2015.

RBS's current Pillar 2A requirement is 3.5% of RWAs at 31 December 2014. From 1 January 2015, 56% of the total Pillar 2A or 2.0% of RWAs is required to be met from CET1 capital. Pillar 2A is a point in time assessment of the amount of capital that is required to be held to meet the overall financial adequacy rules. The PRA assessment may change over time, including as a result of at least an annual assessment and supervisory review of RBS's Internal Capital Adequacy Assessment Process.

RBS's capital risk appetite framework, which informs its capital targets, includes consideration of the MDA requirements. These requirements are expected to be phased in from 2016, with full implementation by 2019.

Based on current capital requirements, including holding current estimates of Pillar 2A constant for illustrative purposes, RBS estimates that its 'fully phased' CET1 MDA requirement would be 10.5% in 2019, assuming RBS's current risk profile. It should be noted that this estimate does not reflect the anticipated impact of RBS's planned restructuring and balance sheet risk reduction programmes, changes in the regulatory framework or other factors that could impact target CET1 ratios. This estimated MDA requirement comprises:

●	4.5% Pillar 1 minimum CET1 ratio
●	2.0% Pillar 2A CET1 ratio
●	2.5% Capital conservation buffer
●	1.5% Global Systemically Important Institution buffer

Based on the assumptions above, assuming a 13% steady state CET1 capital ratio is achieved, RBS currently estimates that it would have headroom of 2.5% to fully phased MDA trigger in 2019. This headroom will be subject to ongoing review to accommodate regulatory and other changes.

Appendix 1 Capital and risk management

Capital resources
	End-point CRR (1)			PRA transitional basis (1)
	31 December	30 September	31 December	31 December	30 September	31 December
	2014	2014	2013 (2)	2014	2014	2013 (2)
	£m	£m	£m	£m	£m	£m

Shareholders' equity (excluding
non-controlling interests)
Shareholders' equity	57,246	62,091	58,742	57,246	62,091	58,742
Preference shares - equity	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)	(4,313)
Other equity instruments	(784)	(979)	(979)	(784)	(979)	(979)
	52,149	56,799	53,450	52,149	56,799	53,450

Regulatory adjustments and deductions
Own credit	500	616	601	500	616	601
Defined benefit pension fund
adjustment	(238)	(198)	(172)	(238)	(198)	(172)
Cash flow hedging reserve	(1,029)	(291)	84	(1,029)	(291)	84
Deferred tax assets	(1,222)	(1,565)	(2,260)	(1,222)	(1,565)	(2,260)
Prudential valuation adjustments	(384)	(438)	(781)	(384)	(438)	(781)
Goodwill and other intangible assets	(7,781)	(12,454)	(12,368)	(7,781)	(12,454)	(12,368)
Expected losses less impairments	(1,491)	(1,596)	(1,731)	(1,491)	(1,596)	(1,731)
Other regulatory adjustments	(585)	353	(55)	(855)	215	(55)
	(12,230)	(15,573)	(16,682)	(12,500)	(15,711)	(16,682)

CET1 capital	39,919	41,226	36,768	39,649	41,088	36,768

Additional Tier 1 (AT1) capital
Qualifying instruments and related
share premium subject to phase out	-	-	-	5,820	5,820	5,831
Qualifying instruments issued by
subsidiaries and held by third parties	-	-	-	1,648	1,665	1,749
AT1 capital	-	-	-	7,468	7,485	7,580

Tier 1 capital	39,919	41,226	36,768	47,117	48,573	44,348

Qualifying Tier 2 capital
Qualifying instruments and related
share premium	5,542	5,361	3,582	6,136	5,956	4,431
Qualifying instruments issued by
subsidiaries and held by third parties	3,175	3,454	5,151	7,490	7,705	9,374

Tier 2 capital	8,717	8,815	8,733	13,626	13,661	13,805

Total regulatory capital	48,636	50,041	45,501	60,743	62,234	58,153

Notes:

(1)
Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for the end-point CRR basis with the exception of unrealised gains on AFS securities which has been included from 2015 for the PRA transitional basis.

(2)	Estimated.

Appendix 1 Capital and risk management

Capital resources (continued)

Capital flow statement
The table below analyses the movement in end-point CRR CET1 and Tier 2 capital for the year.

	CET1	Tier 2	Total
	£m	£m	£m

At 1 January 2014	36,768	8,733	45,501
Loss for the year including reclassification of CFG, net of movements in fair value of own credit	(3,571)	-	(3,571)
Share capital and reserve movements in respect of employee share schemes	205	-	205
Ordinary shares issued	300	-	300
Foreign exchange reserve	(208)	-	(208)
AFS reserves	607	-	607
Decrease in goodwill and intangibles deduction	4,032	-	4,032
Deferred tax assets (DTA)	1,038	-	1,038
Prudential valuation adjustments (PVA)	397	-	397
Excess of expected loss over impairment provisions (EL-P)	240	-	240
Dated subordinated debt issues	-	2,159	2,159
Net dated subordinated debt/grandfathered instruments	-	(1,537)	(1,537)
Foreign exchange movements	-	(638)	(638)
Other movements	111	-	111

At 31 December 2014	39,919	8,717	48,636

Key points

●
On reclassification of CFG to disposal groups at 31 December 2014, the carrying value exceeded its fair value less costs to sell by £4 billion. The consequential write down has been ascribed to goodwill relating to CFG.

●	The lower regulatory capital deduction for DTA is due to the reduction in the net DTA balance, reflecting the write down of deferred tax assets during the year.

●	Tier 2 issuances of £2.2 billion comprised €1 billion 3.625% subordinated notes and $2.25 billion 5.125% subordinated notes, both maturing in 2024.

Appendix 1 Capital and risk management

Capital resources (continued)

Notes:

General:
In accordance with the PRA's Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deductions to CET1 have been applied in full (end-point CRR basis) with the exception of unrealised gains on AFS securities which will be included from 2015 (PRA transitional basis).

CRD IV and Basel III impose a minimum CET1 ratio of 4.5%. Further, CET1 requirements will be imposed through buffers in the CRD. There are three buffers that will affect RBS: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs), which will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where RBS has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution (O-SII) or Systemic Risk Buffers set by the supervisory authorities. RBS has been provisionally allocated a G-SII buffer of 1.5%. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. Until then, using national discretion the PRA can apply a top-up. As set out in the PRA's Supervisory Statement SS3/13, RBS and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

From 1 January 2015, RBS must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that RBS must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA's overall financial adequacy rule.

Measures in relation to end-point CRR basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities (end-point CRR basis above). The actual end-point CRR impact may differ when the final technical standards are interpreted and adopted.

Capital base:
(1)	Own funds are based on shareholders' equity.
(2)	Includes the nominal value of B shares (£0.5 billion) on the assumption that RBS will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.
(3)
The adjustment, arising from the application of the prudent valuation requirements (PVA) to all assets measured at fair value, has been included in full. The PVA relating to assets under advanced internal ratings approach has been included in impairment provisions in the determination of the deduction from expected losses.

(4)
Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)
Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

Risk-weighted assets (RWAs):
(1)	Current securitisation positions are shown as risk-weighted at 1,250%.
(2)	RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation (AVC) on banks and central counterparties.
(3)	RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.
(4)	Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.
(5)	The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

Appendix 1 Capital and risk management

Leverage exposure

Basis of preparation
The leverage exposure set out on page 27 of the main announcement is based on the revised 2014 Basel III leverage ratio framework. The leverage ratio as originally included in the CRR is aligned with the internationally agreed ratio from January 2015.

Additional analysis of derivative notionals and undrawn commitments, two of the major components outside the balance sheet contributing to the leverage exposure is set out below.

Derivative notionals
Derivative potential future exposures (PFE) are calculated based on the notional value of the contracts and is dependent on the type of contract. For contracts other than credit derivatives the PFE is based on the type and maturity of the contract after the effect of netting arrangements.

The PFE on credit derivatives is based on add-on factors determined by the asset quality of the referenced instrument. Qualifying credit derivatives attract a PFE add-on of 5% and have reference securities issued by public sector entities, multilateral development banks or other investment grade issuers. Non-qualifying credit derivatives attract a PFE add-on of 10%.

The table below analyses the derivative notionals by maturity for contracts other than credit derivatives and credit derivatives by qualifying and not.

				Credit derivatives
	Derivatives other than credit derivatives				Non-
	<1 year	1-5 years	>5 years	Qualifying	qualifying	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn

Interest rate	11,069	10,423	5,839			27,331
Exchange rate	3,649	720	306			4,675
Equity	42	33	2			77
Commodities	1	-	-			1
Credit				99	26	125

Total	14,761	11,176	6,147	99	26	32,209

31 December 2013

Interest rate	10,582	16,212	8,795			35,589
Exchange rate	3,261	814	480			4,555
Equity	43	35	1			79
Commodities	-	1	1			2
Credit				189	64	253

Total	13,886	17,062	9,277	189	64	40,478

Appendix 1 Capital and risk management

Leverage exposure (continued)

Weighted undrawn commitments
		Ulster	Commercial	Private		Central
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Unconditionally cancellable items (1)	3.1	0.1	1.0	0.2	2.4	-	1.8	-	8.6
Items with a 20% CCF	0.4	-	0.7	0.1	3.2	-	0.4	-	4.8
Items with a 50% CCF	4.8	1.0	9.8	1.4	36.8	1.6	7.8	0.5	63.7
Items with a 100% CCF	0.1	0.3	2.2	0.8	10.2	3.9	1.5	0.3	19.3

	8.4	1.4	13.7	2.5	52.6	5.5	11.5	0.8	96.4

31 December 2013

Unconditionally cancellable items (1)	3.1	0.2	0.4	0.1	0.7	-	1.7	-	6.2
Items with a 20% CCF	0.4	-	0.6	0.6	1.5	-	0.2	-	3.3
Items with a 50% CCF	5.8	1.0	12.5	1.0	41.9	2.7	7.1	0.7	72.7
Items with a 100% CCF	0.1	0.3	2.4	1.4	12.0	-	1.6	0.2	18.0

	9.4	1.5	15.9	3.1	56.1	2.7	10.6	0.9	100.2

Note:

(1)	Based on a 10% credit conversion factor.

Risk-weighted assets
The table below analyses the movement in credit risk RWAs by key drivers during the year.

	Credit risk
	Non-counterparty	Counterparty	Total
	£bn	£bn	£bn

At 1 January 2014 (Basel 2.5 basis)	291.1	22.3	313.4
CRR impact	26.8	16.8	43.6

At 1 January 2014 (CRR basis)	317.9	39.1	357.0
Foreign exchange movement	1.5	-	1.5
Business movements	(21.6)	(13.9)	(35.5)
Risk parameter changes	(11.7)	-	(11.7)
Methodology changes	(17.9)	5.2	(12.7)
Model updates	(2.7)	-	(2.7)
Other changes	(0.8)	-	(0.8)

At 31 December 2014 (CRR basis)	264.7	30.4	295.1

Modelled (1)	163.2	26.6	189.8
Non-modelled	101.5	3.8	105.3

	264.7	30.4	295.1

The table below analyses movements in market and operational risk RWAs during the year.

	Market risk			Operational
	CIB	Other	Total	risk	Total
	£bn	£bn	£bn	£bn	£bn

At 1 January 2014 (Basel 2.5 and CRR bases)	22.4	7.9	30.3	41.8	72.1
Business and market movements	(15.4)	(2.8)	(18.2)	(5.0)	(23.2)
Methodology changes	11.9	-	11.9	-	11.9

At 31 December 2014 (CRR basis)	18.9	5.1	24.0	36.8	60.8

Modelled (1)	14.9	3.3	18.2		18.2
Non-modelled	4.0	1.8	5.8	36.8	42.6

	18.9	5.1	24.0	36.8	60.8

Note:

(1)
Modelled refers to advanced internal ratings (AIRB) basis for non-counterparty credit risk, internal model method (IMM) for counterparty credit risk, and value-at-risk and related models for market risk. These principally relate to CIB (£83 billion) and Commercial Banking (£48 billion).

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

The table below analyses RWA movements by segment during the year.

		Ulster	Commercial	Private		Central			Non-
	UK PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	Core	Total
Total RWAs	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

At 31 December 2013 (Basel 2.5 basis)	51.2	30.7	65.8	12.0	120.4	20.1	56.1	-	29.2	385.5
Impact of dissolution of Non-Core and
creation of RCR	-	(1.9)	(2.7)	-	(10.0)	0.1	2.0	41.7	(29.2)	-
CRR impact	(1.5)	(0.6)	(1.6)	-	36.7	3.1	2.5	5.0	-	43.6

At 1 January 2014 (CRR basis)	49.7	28.2	61.5	12.0	147.1	23.3	60.6	46.7	-	429.1
Foreign exchange movement	-	(1.1)	-	-	(1.0)	-	3.6	-	-	1.5
Business movements	(0.3)	0.3	-	-	(36.8)	(6.1)	4.2	(20.0)	-	(58.7)
Risk parameter changes (1)	(5.0)	(3.6)	0.2	-	-	-	-	(3.3)	-	(11.7)
Methodology changes (2)	-	-	1.7	(0.2)	(2.0)	-	-	(0.3)	-	(0.8)
Model updates (3)	(1.6)	-	0.6	-	(0.2)	(0.4)	-	(1.1)	-	(2.7)
Other changes	-	-	-	(0.3)	-	(0.5)	-	-	-	(0.8)

At 31 December 2014 (CRR basis)	42.8	23.8	64.0	11.5	107.1	16.3	68.4	22.0	-	355.9

Notes:

(1)
Risk parameter changes relate to changes in credit quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD). They comprise:
UK PBB and Ulster Bank: primarily reflects recalibration of PD and LGD models reflecting improvements to the UK economy.
RCR: decrease in defaulted assets (£1.0 billion) and internal rating upgrades for certain counterparties (£0.8 billion).

(2)
Methodology changes included:
Commercial Banking: revisions to both currency netting and maturity dates for securitisation liquidity facilities.
CIB: £2.0 billion primarily represents inclusion of hedges in the CVA calculation. In addition there were offsetting movements of £11.4 billion reflecting transition of trading book securitisations from credit risk to market risk; and £7.5 billion reflecting reclassification of new CRR related charges, primarily asset value correlation and certain exchange traded derivatives from non-counterparty credit risk to counterparty credit risk.

(3)
The following models were updated during the year:
UK PBB: revised retail LGD model.
Commercial Banking and RCR: new large corporate PD model.
CIB: reduction due to the impact of EAD model £2.6 billion was offset by the new large corporate PD model.

Key points

•	UK PBB, RWAs reduced due to improvements in credit quality, recovery in the UK economy and lower balances.
•
In Commercial Banking, credit risk RWAs increased by £5 billion due to growth in loans (£2 billion) and methodology changes (£2 billion) and model changes (£1 billion), offset by a £2 billion decrease in operational risk RWAs.

•
CIB managed down RWAs by £40 billion, through both balance sheet and risk reductions. The reduction included £15 billion of market risk RWAs due to the wind down of the US asset-backed products business; £6 billion credit risk RWAs in GTS and Portfolio and £10 billion in Rates reflecting counterparty reviews as well as exits, novations and mitigation. Operational risk RWAs decreased by £3 billion.

•
The RCR disposal strategy and run-off resulted in a £25 billion reduction in RWAs, £9 billion each in real estate finance and corporate, and a further £5 billion and £2 billion in Markets and Ulster Bank respectively.

In relation to RWA density:
•
The increase in RWA density of bank exposures reflected the impact of credit valuation adjustments and asset valuation correlation and those on structured entities related to revised RWA treatments, both relating to the implementations of CRD IV.

•
Non-modelled standardised credit risk RWAs principally comprised CFG (£63 billion), and Private Banking (£10 billion); repo transactions undertaken by RBS Securities Inc, the broker-dealer and certain securitisation exposures.

•	Total shipping portfolio EAD was £10.9 billion and RWAs of £8.4 billion of which £2.3 billion and £1.7 billion were in RCR.
•	Oil and gas RWAs were £8.5 billion at a density of 49%. Mining and metals RWAs were £3.3 billion with a density of 74%.

Appendix 1 Capital and risk management

Risk-weighted assets (continued)

EAD and RWA density
The tables below analyse exposure at default (EAD) after credit risk mitigation (CRM), RWAs, and related RWA density (RWAs as a percentage of EAD) by sector cluster. RWAs at 31 December 2014 are under current rules and 31 December 2013 are on a Basel 2.5 basis.

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2014	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	44,007	50,539	94,546	1,632	78	1,710	4	-	2
Central government	16,373	9,944	26,317	1,775	61	1,836	11	1	7
Other sovereign	4,936	6,548	11,484	1,250	386	1,636	25	6	14

Total sovereign	65,316	67,031	132,347	4,657	525	5,182	7	1	4

Financial institutions (FI)
Banks	32,777	2,081	34,858	15,089	488	15,577	46	23	45
Other FI (2)	41,420	22,535	63,955	15,585	9,960	25,545	38	44	40
SSPEs (3)	17,504	2,634	20,138	6,216	4,410	10,626	36	167	53

Total FI	91,701	27,250	118,951	36,890	14,858	51,748	40	55	44

Corporates
Property
- UK	48,081	3,463	51,544	23,736	3,390	27,126	49	98	53
- Ireland	7,541	31	7,572	1,283	33	1,316	17	106	17
- Other Western Europe	4,625	431	5,056	2,321	445	2,766	50	103	55
- US	1,334	7,481	8,815	722	7,551	8,273	54	101	94
- RoW	2,048	284	2,332	1,296	249	1,545	63	88	66

Total property	63,629	11,690	75,319	29,358	11,668	41,026	46	100	54
Natural resources
- Oil and gas	15,704	1,876	17,580	6,864	1,665	8,529	44	89	49
- Mining and metals	3,744	635	4,379	2,602	660	3,262	69	104	74
- Other	16,173	1,070	17,243	6,367	861	7,228	39	80	42
Transport
- Shipping	8,332	2,571	10,903	5,790	2,575	8,365	69	100	77
- Other	21,268	3,297	24,565	9,176	2,865	12,041	43	87	49
Manufacturing	29,450	8,430	37,880	12,673	8,257	20,930	43	98	55
Retail and leisure	24,564	8,262	32,826	14,940	8,027	22,967	61	97	70
Services	23,489	8,426	31,915	13,327	8,350	21,677	57	99	68
TMT (4)	13,555	2,790	16,345	7,079	2,806	9,885	52	101	60

Total corporates	219,908	49,047	268,955	108,176	47,734	155,910	49	97	58

Personal
Mortgages
- UK	113,884	7,794	121,678	10,651	3,121	13,772	9	40	11
- Ireland	15,544	37	15,581	13,137	18	13,155	85	49	84
- Other Western Europe	193	311	504	16	124	140	8	40	28
- US	131	21,088	21,219	10	10,352	10,362	8	49	49
- RoW	407	589	996	39	232	271	10	39	27

Total mortgages	130,159	29,819	159,978	23,853	13,847	37,700	18	46	24
Other personal	31,628	15,971	47,599	13,233	11,805	25,038	42	74	53

Total personal	161,787	45,790	207,577	37,086	25,652	62,738	23	56	30
Other items	4,465	18,363	22,828	3,012	16,580	19,592	67	90	86

Total	543,177	207,481	750,658	189,821	105,349	295,170	35	51	39

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Risk-weighted assets: Exposure at default and RWA density

	EAD post CRM (1)			RWAs			RWA density
	AIRB	STD	Total	AIRB	STD	Total	AIRB	STD	Total
31 December 2013	£m	£m	£m	£m	£m	£m	%	%	%

Sector cluster
Sovereign
Central banks	34,809	59,351	94,160	1,289	180	1,469	4	-	2
Central government	17,940	8,401	26,341	2,418	30	2,448	13	-	9
Other sovereign	5,323	5,525	10,848	1,451	149	1,600	27	3	15

Total sovereign	58,072	73,277	131,349	5,158	359	5,517	9	-	4

Financial institutions (FI)
Banks	37,718	2,769	40,487	11,922	689	12,611	32	25	31
Other FI (2)	43,460	14,033	57,493	16,391	7,940	24,331	38	57	42
SSPEs (3)	21,564	2,523	24,087	5,827	2,189	8,016	27	87	33

Total FI	102,742	19,325	122,067	34,140	10,818	44,958	33	56	37

Corporates
Property
- UK	50,250	2,771	53,021	27,904	2,461	30,365	56	89	57
- Ireland	10,338	107	10,445	3,087	136	3,223	30	127	31
- Other Western Europe	8,764	143	8,907	4,937	130	5,067	56	91	57
- US	1,126	6,527	7,653	600	6,272	6,872	53	96	90
- RoW	3,579	317	3,896	2,817	253	3,070	79	80	79

Total property	74,057	9,865	83,922	39,345	9,252	48,597	53	94	58
Natural resources	29,403	2,826	32,229	15,586	2,435	18,021	53	86	56
Transport	31,677	3,024	34,701	21,678	2,709	24,387	68	90	70
Manufacturing	24,649	7,775	32,424	13,607	7,599	21,206	55	98	65
Retail and leisure	23,974	7,744	31,718	18,302	7,591	25,893	76	98	82
Services	22,716	8,757	31,473	15,972	8,382	24,354	70	96	77
TMT (4)	13,550	2,222	15,772	8,470	2,198	10,668	63	99	68

Total corporates	220,026	42,213	262,239	132,960	40,166	173,126	60	95	66

Personal
Mortgages
- UK	110,470	7,841	118,311	14,412	3,267	17,679	13	42	15
- Ireland	17,148	33	17,181	16,108	12	16,120	94	36	94
- Other Western Europe	202	507	709	25	202	227	12	40	32
- US	121	19,717	19,838	15	9,756	9,771	12	49	49
- RoW	396	242	638	50	107	157	13	44	25

Total mortgages	128,337	28,340	156,677	30,610	13,344	43,954	24	47	28
Other personal	33,358	14,521	47,879	15,286	10,703	25,989	46	74	54

Total personal	161,695	42,861	204,556	45,896	24,047	69,943	28	56	34
Other items	4,756	19,189	23,945	4,061	15,798	19,859	85	82	83

Total	547,291	196,865	744,156	222,215	91,188	313,403	41	46	42

Notes:

(1)
Exposure at default post credit risk mitigation reflects an estimate of the extent to which a  bank will be exposed under a specific facility, in the event of the default of a counterparty; AIRB: advanced internal ratings based; STD: standardised.

(2)	Non-bank financial institutions, such as US agencies, insurance companies, pension funds, hedge and leverage funds, broker-dealers and non-bank subsidiaries of banks.
(3)	Securitisation structured purpose entities primarily relate to securitisation related vehicles.
(4)	Telecommunications, media and technology.

Appendix 1 Capital and risk management

Liquidity and funding risk
Liquidity and funding risk is the risk that RBS is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. The risk arises through the maturity transformation role that banks perform. It is dependent on RBS specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour. For a description of the liquidity and funding risk framework, governance and basis of preparation refer to the Risk and balance sheet management section of the 2014 Annual Report and Accounts.

Overview

•
The liquidity position strengthened with the liquidity portfolio of £150.7 billion at 31 December 2014 covering short-term wholesale funding (STWF) more than five times. STWF decreased by £4.6 billion to £27.8 billion mainly due to the buy-back and maturity of medium-term notes in CIB.

•
The liquidity portfolio increased by £7.3 billion in the last quarter and £4.6 billion in the year, primarily reflecting the proceeds from the Citizens IPO and the sale of €9 billion securities from the RBS N.V. bond portfolio. It includes £57 billion of secondary liquidity being assets eligible for discounting at central banks. The costs associated with maintaining the secondary liquidity portfolio are minimal, being largely administrative and operational costs.

•
The liquidity coverage ratio (LCR) was 112% at 31 December 2014, based on RBS's interpretation of the EU guidelines. The improvement in LCR from 102% at year end 2013 reflects reductions in wholesale funding due to CIB balance sheet and risk reduction and an increase in retail deposits. With effect from 1 October 2015, LCR will replace the PRA's current regime, with an initial minimum requirement of 80% rising to 100% by 2018.

•	The net stable funding ratio (NSFR) based on RBS's interpretation of the Basel framework was stable at 121% at 31 December 2014.

•
Liquidity risk appetite is measured by reference to the liquidity portfolio as a proportion of net stressed outflows and the ratio was 186% (2013 - 145%) under the worst case stress scenario. The improvement in 2014 reflected lower stress outflows due to balance sheet reductions in CIB.

•
During 2014 RBS successfully issued £2.2 billion of Tier 2 subordinated debt, compared with £1.8 billion in 2013. RBSG plc had senior unsecured debt outstanding of £6.9 billion, excluding commercial paper and certificates of deposit, at 31 December 2014. Based on its assessment of the Financial Stability Board's proposals, RBS may issue between £3 - 5 billion per annum during 2015 - 2019 to meet total loss absorbing capital requirements.

•
The customer loan:deposit ratio remained broadly stable at 95% compared with 94% at the end of 2013 with an increase in the funding surplus in PBB of £4.4 billion (UK PPB: £1.4 billion; Ulster Bank: £3.0 billion) being offset by a decrease in the funding surplus in CPB of £6.6 billion (Commercial Banking: £5.7 billion; Private Banking: £0.9 billion).

Appendix 1 Capital and risk management

Liquidity risk

Liquidity and related metrics
The table below sets out the key liquidity and related metrics monitored by RBS.

	31 December	30 September	31 December
	2014	2014	2013

Liquidity portfolio	£151bn	£143bn	£146bn
Stressed outflow coverage (1)	186%	182%	145%
Liquidity coverage ratio (LCR) (2)	112%	102%	102%
Net stable funding ratio (NSFR) (3)	121%	111%	120%

Notes:

(1)
RBS's liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in RBS's Individual Liquidity Adequacy Assessment. This assessment is performed in accordance with PRA guidance.

(2)
In January 2013, the Basel Committee on Banking Supervision (BCBS) issued its revised final guidance for calculating liquidity coverage ratio with a proposed implementation date of 1 January 2015. Within the EU, the LCR is currently expected to come into effect from the later date of 1 October 2015 on a phased basis, subject to the finalisation of the EU Delegated Act, which RBS expects to replace the current PRA regime. Pending guidance from the PRA, RBS monitors the LCR based on the EU Delegated Act and its internal interpretations of the expected final rules. Consequently RBS's ratio may change over time and may not be comparable with those of other financial institutions.

(3)
BCBS issued its final recommendations for the implementation of the net stable funding ratio in October 2014, proposing an implementation date of 1 January 2018.  Pending further guidelines from the EU and the PRA, RBS uses the definitions and proposals from the BCBS paper and internal interpretations, to calculate the NSFR. Consequently RBS's ratio may change over time and may not be comparable with those of other financial institutions.

Liquidity portfolio
The table below shows RBS's liquidity portfolio by product, liquidity value and carrying value. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end				Average
	UK DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2014	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	66,409	1,368	633	68,410	61,777	61,956
Central and local government bonds
AAA rated governments	5,609	-	2,289	7,898	8,729	5,935
AA- to AA+ rated governments and US agencies	6,902	9,281	1,448	17,631	16,589	12,792
Below AA rated governments	-	-	100	100	-	-
Local government	-	-	82	82	79	21

	12,511	9,281	3,919	25,711	25,397	18,748

Primary liquidity	78,920	10,649	4,552	94,121	87,174	80,704
Secondary liquidity (2)	53,055	2,290	1,189	56,534	57,582	56,017

Total liquidity value	131,975	12,939	5,741	150,655	144,756	136,721

Total carrying value	167,016	13,914	6,055	186,985

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Liquidity risk (continued)

Liquidity portfolio (continued)

	Liquidity value
	Period end				Average
	UK
	DLG (1)	CFG	Other	Total	Quarter	Year
31 December 2013	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	71,121	824	2,417	74,362	76,242	80,933
Central and local government bonds
AAA rated governments and US agencies	3,320	-	-	3,320	3,059	5,149
AA- to AA+ rated governments	5,822	6,369	96	12,287	13,429	12,423
Below AA rated governments	-	-	-	-	-	151
Local government	-	-	-	-	7	148

	9,142	6,369	96	15,607	16,495	17,871
Treasury bills	-	-	-	-	6	395

Primary liquidity	80,263	7,193	2,513	89,969	92,743	99,199
Secondary liquidity (2)	48,718	4,968	2,411	56,097	56,869	56,589

Total liquidity value	128,981	12,161	4,924	146,066	149,612	155,788

Total carrying value	159,743	17,520	6,970	184,233

Notes:

(1)
The PRA regulated UK Defined Liquidity Group (UK DLG) comprises the RBS's five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company. In addition, certain of the RBS's significant operating subsidiaries - RBS N.V., Citizens Financial Group Inc. and Ulster Bank Ireland Limited - hold liquidity portfolios of liquid assets that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

The table below shows the liquidity value of the liquidity portfolio by currency.

Total liquidity portfolio	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m

31 December 2014	93,861	40,556	16,238	-	150,655
31 December 2013	100,849	33,365	10,364	1,488	146,066

Appendix 1 Capital and risk management

Funding risk
The composition of RBS's balance sheet is a function of the broad array of product offerings and diverse markets served by its businesses. Active management of both asset and liability portfolios is designed to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below summarises the key funding metrics.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

31 December 2014	27.8	53.3	90.5	116.0	15.4	(13.3)	2.1
30 September 2014	31.4	53.9	94.4	116.9	16.5	(18.2)	(1.7)
30 June 2014	33.6	55.1	101.6	123.1	17.7	(19.3)	(1.6)
31 March 2014	31.0	50.8	101.5	121.3	15.6	(18.1)	(2.5)
31 December 2013	32.4	51.5	108.1	127.2	16.2	(17.3)	(1.1)

Notes:

(1)	Short-term wholesale funding is funding with a residual maturity of less than one year.
(2)	Excludes derivative cash collateral.
(3)	Principally short-term balances.

The table below shows RBS's principal funding sources excluding repurchase agreements (repos).

	31 December 2014			31 December 2013
	Short-term	Long-term		Short-term	Long-term
	less than	more than	Total	less than	more than	Total
	1 year	1 year		1 year	1 year
	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	25,503	-	25,503	19,086	-	19,086
other deposits	13,137	2,294	15,431	14,553	1,690	16,243

	38,640	2,294	40,934	33,639	1,690	35,329
Debt securities in issue
commercial paper	625	-	625	1,583	-	1,583
certificates of deposit	1,695	149	1,844	2,212	65	2,277
medium-term notes	7,741	29,007	36,748	10,385	36,779	47,164
covered bonds	1,284	5,830	7,114	1,853	7,188	9,041
securitisations	10	5,564	5,574	514	7,240	7,754

	11,355	40,550	51,905	16,547	51,272	67,819
Subordinated liabilities	3,274	19,857	23,131	1,350	22,662	24,012

Notes issued	14,629	60,407	75,036	17,897	73,934	91,831

Wholesale funding	53,269	62,701	115,970	51,536	75,624	127,160

Customer deposits
derivative cash collateral (1)	13,003	-	13,003	7,082	-	7,082
financial institution deposits	46,359	1,422	47,781	44,621	2,265	46,886
personal deposits	185,781	6,121	191,902	183,799	8,115	191,914
corporate deposits	159,782	2,403	162,185	167,100	4,687	171,787

Total customer deposits	404,925	9,946	414,871	402,602	15,067	417,669

Total funding excluding repos	458,194	72,647	530,841	454,138	90,691	544,829

Note:

(1)	Cash collateral includes £12,036 million (31 December 2013 - £6,720 million) from financial institutions.

Appendix 1 Capital and risk management

Funding risk (continued)

Total funding by currency

	31 December 2014					31 December 2013
	GBP	USD	EUR	Other	Total	GBP	USD	EUR	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deposits by banks	6,501	10,869	20,715	2,849	40,934	7,418	8,337	17,004	2,570	35,329
Debt securities in issue
- commercial paper	-	73	525	27	625	4	897	682	-	1,583
- certificates of deposit	910	747	185	2	1,844	336	1,411	476	54	2,277
- medium-term notes	4,592	11,292	16,672	4,192	36,748	6,353	11,068	23,218	6,525	47,164
- covered bonds	1,090	-	6,024	-	7,114	984	-	8,057	-	9,041
- securitisations	1,245	1,895	2,434	-	5,574	1,897	2,748	3,109	-	7,754
Subordinated liabilities	1,718	13,360	6,372	1,681	23,131	1,857	10,502	8,984	2,669	24,012

Wholesale funding	16,056	38,236	52,927	8,751	115,970	18,849	34,963	61,530	11,818	127,160
% of wholesale funding	14%	33%	46%	7%	100%	15%	28%	48%	9%	100%
Customer deposits	276,039	89,068	39,526	10,238	414,871	272,304	86,727	49,116	9,522	417,669

Total funding excluding repos	292,095	127,304	92,453	18,989	530,841	291,153	121,690	110,646	21,340	544,829

% of total funding	55%	24%	17%	4%	100%	54%	22%	20%	4%	100%

Repos
The table below analyses repos by counterparty type.

	31 December	31 December
	2014	2013
	£m	£m

Financial institutions
- central and other banks	26,525	28,650
- other financial institutions	28,703	52,945
Government and corporate	9,354	3,539

	64,582	85,134

Appendix 1 Capital and risk management

Funding risk (continued)

Segment loan:deposit ratios and funding surplus
The table below shows customer loans, deposits, loan:deposit ratios (LDR) and funding surplus/(gap) by reporting segment.

	31 December 2014				31 December 2013
				Funding				Funding
	Loans (1)	Deposits (2)	LDR	surplus/(gap)	Loans (1)	Deposits (2)	LDR	surplus/(gap)
	£m	£m	%	£m	£m	£m	%	£m

UK PBB	127,244	148,658	86	21,414	124,828	144,841	86	20,013
Ulster Bank	22,008	20,561	107	(1,447)	26,068	21,651	120	(4,417)

PBB	149,252	169,219	88	19,967	150,896	166,492	91	15,596

Commercial Banking	85,053	86,830	98	1,777	83,454	90,883	92	7,429
Private Banking	16,523	36,105	46	19,582	16,644	37,173	45	20,529

CPB	101,576	122,935	83	21,359	100,098	128,056	78	27,958

CIB	72,751	59,402	122	(13,349)	68,148	64,734	105	(3,414)
Central items	613	1,583	39	970	289	1,081	27	792
CFG	59,606	60,550	98	944	50,279	55,118	91	4,839
RCR	11,003	1,182	nm	(9,821)	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	22,880	2,188	nm	(20,692)

	394,801	414,871	95	20,070	392,590	417,669	94	25,079

Of which: Personal	176,621	191,902	92	15,281	172,985	191,914	90	18,929

nm = not meaningful

Notes:

(1)	Excludes reverse repo agreements and net of impairment provisions.
(2)	Excludes repo agreements.

Customer deposits insured through deposit guarantee schemes totalled £160 billion (31 December 2013 - £161 billion) the more material of them being Financial Services Compensation Scheme £112 billion; US Federal Deposit Insurance Corporation £37 billion and Republic of Ireland's Deposit Guarantee Scheme £7 billion.

Encumbrance
RBS's encumbrance ratios are set out below.

Encumbrance ratios	31 December	31 December
	2014	2013
	%	%

Total	13	17
Excluding balances relating to derivatives transactions	14	19
Excluding balances relating to derivative and securities financing transactions	11	11

Appendix 1 Capital and risk management

Balance sheet encumbrance

	Encumbered assets relating to:						Encumbered	Unencumbered
	Debt securities in issue		Other secured liabilities			Total	assets as a	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	% of related	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances (1)	assets (2)	assets	portfolio	Other	realisable	encumbered	Total
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	2.4	2.4	3	66.7	6.4	-	-	75.5
Loans and advances to banks	4.6	0.3	11.5	-	0.5	16.9	68	1.7	2.1	4.1	-	24.8
Loans and advances to customers
- UK residential mortgages	12.0	13.4	-	-	-	25.4	22	69.9	10.2	7.7	0.1	113.3
- Irish residential mortgages	8.6	-	-	-	-	8.6	62	0.9	4.3	-	0.1	13.9
- US residential mortgages	-	-	-	-	11.2	11.2	53	2.2	-	0.7	7.0	21.1
- UK credit cards	2.7	-	-	-	-	2.7	52	-	2.3	0.2	-	5.2
- UK personal loans	-	-	-	-	-	-	-	-	6.4	2.9	-	9.3
- other	6.0	-	21.9	-	1.3	29.2	13	8.0	17.2	110.3	67.3	232.0
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	64.7	64.7
Debt securities	-	-	5.9	25.4	5.7	37.0	36	24.0	39.7	1.2	-	101.9
Equity shares	-	-	0.3	2.6	-	2.9	47	-	2.2	0.2	0.9	6.2
Settlement balances	-	-	-	-	-	-	-	-	-	-	4.7	4.7
Derivatives	-	-	-	-	-	-	-	-	-	-	354.0	354.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	8.4	8.4
Property, plant and equipment	-	-	-	-	0.4	0.4	6	-	-	4.2	2.1	6.7
Deferred tax	-	-	-	-	-	-	-	-	-	-	1.5	1.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	7.6	7.6

	33.9	13.7	39.6	28.0	21.5	136.7		173.4	90.8	131.5	518.4	1,050.8
Securities retained								13.6

Total liquidity portfolio								187.0

Liabilities secured
Intra-Group - secondary liquidity	(13.1)	-	-	-	-	(13.1)
Intra-Group - other	(11.6)	-	-	-	-	(11.6)
Third-party (6)	(5.6)	(7.1)	(39.6)	(64.6)	(10.5)	(127.4)

	(30.3)	(7.1)	(39.6)	(64.6)	(10.5)	(152.1)

For the notes to this table refer to page 22.

Appendix 1 Capital and risk management

Balance sheet encumbrance (continued)

	Encumbered assets relating to:						Encumbered	Unencumbered
	Debt securities in issue		Other secured liabilities			Total	assets as a	Readily realisable (3)
	Securitisations	Covered			Secured	encumbered	% of related	Liquidity		Other (4)	Cannot be (5)
	and conduits	bonds	Derivatives	Repos	balances	assets (2)	assets	portfolio	Other	realisable	encumbered	Total
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	-	-	-	-	-	-	-	74.3	8.4	-	-	82.7
Loans and advances to banks	5.8	0.5	10.3	-	-	16.6	60	0.1	10.9	-	-	27.6
Loans and advances to customers
- UK residential mortgages	14.6	16.2	-	-	-	30.8	28	60.8	18.6	-	-	110.2
- Irish residential mortgages	9.3	-	-	-	1.2	10.5	70	0.7	3.8	-	0.1	15.1
- US residential mortgages	-	-	-	-	3.5	3.5	18	9.5	6.7	-	-	19.7
- UK credit cards	3.4	-	-	-	-	3.4	52	-	3.1	-	-	6.5
- UK personal loans	3.4	-	-	-	-	3.4	38	-	5.5	-	-	8.9
- other	13.5	-	18.1	-	0.8	32.4	14	4.4	9.6	175.6	10.2	232.2
Reverse repurchase agreements
and stock borrowing	-	-	-	-	-	-	-	-	-	-	76.5	76.5
Debt securities	0.9	-	5.5	55.6	2.7	64.7	57	17.0	31.9	-	-	113.6
Equity shares	-	-	0.5	5.3	-	5.8	66	-	3.0	-	-	8.8
Settlement balances	-	-	-	-	-	-	-	-	-	-	5.5	5.5
Derivatives	-	-	-	-	-	-	-	-	-	-	288.0	288.0
Intangible assets	-	-	-	-	-	-	-	-	-	-	12.4	12.4
Property, plant and equipment	-	-	-	-	0.4	0.4	5	-	-	7.5	-	7.9
Deferred tax	-	-	-	-	-	-	-	-	-	-	3.5	3.5
Prepayments, accrued income and other assets	-	-	-	-	-	-	-	-	-	-	8.6	8.6
Assets of disposal groups	-	-	-	-	-	-	-	-	-	-	0.2	0.2

	50.9	16.7	34.4	60.9	8.6	171.5		166.8	101.5	183.1	405.0	1,027.9
Securities retained								17.4

Total liquidity portfolio								184.2

Liabilities secured
Intra-Group - secondary liquidity	(19.1)	-	-	-	-	(19.1)
Intra-Group - other	(18.4)	-	-	-	-	(18.4)
Third-party (6)	(7.8)	(9.0)	(42.7)	(85.1)	(6.0)	(150.6)

	(45.3)	(9.0)	(42.7)	(85.1)	(6.0)	(188.1)

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Balance sheet encumbrance(continued)

Notes:

(1)	Includes cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation.
(2)	Encumbered assets are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.
(3)	Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a) Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: including assets that have been enabled for use with central banks; and unencumbered debt securities.
(4)
Unencumbered other realisable assets are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)	Assets that cannot be encumbered include:
(a) derivatives, reverse repurchase agreements and trading related settlement balances.
(b) non-financial assets such as intangibles, prepayments and deferred tax.
(c) loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.
(d) non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(6)
In accordance with market practice RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos. Secured derivative liabilities reflect net positions that are collateralised by balance sheet assets.

Appendix 1 Capital and risk management

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. For a description of the bank's credit risk framework, governance, policies and methodologies refer to the Risk and balance sheet management - Credit risk section - of the 2014 Annual Report and Accounts.

Overview

●
Credit quality and impairment - RBS's credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement.

●
UK personal lending - The growth in UK PBB gross mortgage lending was within credit risk appetite and against a backdrop of house price increases over most of the year. Due to the withdrawal of products with promotional rates in line with strategy, credit card exposure declined during the year. Refer to Key credit portfolios - residential mortgages.

●
Ulster Bank - Following the creation of RCR, exposure to personal customers now represents 68% of total Ulster Bank exposure. In the personal portfolio, Ulster Bank's proactive offers of forbearance to help customers through financial difficulties saw significant uptake in the Republic of Ireland with an increasing trend towards customers opting for longer-term solutions (though mortgage recoveries stock remains high). The quality of the Ulster Bank wholesale portfolio improved following the transfer of CRE assets to RCR, with an associated material decrease in impairments. Refer to Segment performance - Ulster Bank.

●
CFG - 2014 was a year of growth in both the personal and wholesale CFG portfolios. This is in line with business strategy to expand personal mortgage lending and auto finance organically as well as through acquisition. The growth in wholesale exposures has been across a broad range of industry sectors and customer types, reflecting improving economic conditions in the US and specific focus on areas such as asset finance, CRE and franchise finance. Changes to strategy or the risk appetite framework are subject to review in accordance with CFG's and RBS's risk governance frameworks, so that risks are understood and accepted. Refer to Segment performance - Citizens Financial Group.

●
Oil prices - In the second half of 2014, oil prices reduced significantly, driven by growth in supply from non-OPEC producers, the return of supply from Libya, Iran and Iraq and reduced demand expectations from Europe and China. Exposures to this sector continue to be closely managed through the sector concentration framework as well as ongoing customer and subsector reviews, with stress testing highlighting specific sub sectors or customers particularly vulnerable to sustained low oil prices.  Risk appetite to the overall oil and gas sector was reduced during the year, and action continues to mitigate exposure where possible. For further information, Refer to the Key credit portfolios section.

●
Russia/Ukraine - Ongoing tensions in Russia and Ukraine as well as the imposition of sanctions, particularly in the oil and gas, defence, and financial sectors, have adversely affected the credit risk profile of customers who have exposure to or dealings with Russian or Ukrainian entities. Accordingly RBS reduced limits to customers affected by those developments, including tightening transactional controls to mitigate credit risk while ensuring sanctions compliance. For further information regarding  exposure to Russia, refer to the Country risk section.

Appendix 1 Capital and risk management

Financial assets
Exposure summary
The table below analyses financial asset exposures, both gross and net of offset arrangements as well as credit mitigation and enhancement.

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate and other		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	75.5	-	75.5	-	-	-	-	-	-	75.5
Reverse repos	95.5	(30.8)	64.7	(5.0)	-	(59.7)	-	-	-	-
Lending	423.4	(3.8)	419.6	(40.2)	(1.6)	(4.1)	(149.5)	(57.7)	(5.8)	160.7
Debt securities	101.9	-	101.9	-	-	-	-	-	(0.2)	101.7
Equity shares	6.2	-	6.2	-	-	-	-	-	-	6.2
Derivatives	599.4	(245.4)	354.0	(295.3)	(33.3)	(7.0)	-	-	(14.3)	4.1
Settlement balances	6.7	(2.0)	4.7	-	-	-	-	-	-	4.7

Total	1,308.6	(282.0)	1,026.6	(340.5)	(34.9)	(70.8)	(149.5)	(57.7)	(20.3)	352.9
Short positions	(23.0)	-	(23.0)	-	-	-	-	-	-	(23.0)

Net of short positions	1,285.6	(282.0)	1,003.6	(340.5)	(34.9)	(70.8)	(149.5)	(57.7)	(20.3)	329.9

For the notes to this table refer to the following page.

Key points

●
Financial assets after credit mitigation and enhancement fell by £35 billion or 9% reflecting lower funded assets (£35 billion) as both CIB and RCR implemented strategic balance sheet reductions through wind-down and disposals.

●	The major components of net exposure are cash and balances at central banks, unsecured commercial, corporate and bank loans and debt securities.
●	Of the £102 billion of debt securities, £25 billion are asset-backed but underlying collateral is not reflected above as RBS only has access to cashflows from the collateral.

Appendix 1 Capital and risk management

Financial assets (continued)

					Collateral					Exposure post
	Gross	IFRS	Carrying	Non-IFRS			Real estate and other		Credit	credit mitigation
	exposure	offset (1)	value (2)	offset (3)	Cash (4)	Securities (5)	Residential (6)	Commercial (6)	enhancement (7)	and enhancement
31 December 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Cash and balances at central banks	82.7	-	82.7	-	-	-	-	-	-	82.7
Reverse repos	117.2	(40.7)	76.5	(11.4)	-	(65.0)	-	-	-	0.1
Lending	423.6	(3.4)	420.2	(37.2)	(1.6)	(2.7)	(145.4)	(60.0)	(3.9)	169.4
Debt securities	113.6	-	113.6	-	-	-	-	-	(1.3)	112.3
Equity shares	8.8	-	8.8	-	-	-	-	-	-	8.8
Derivatives	553.7	(265.7)	288.0	(241.3)	(24.4)	(6.0)	-	-	(7.3)	9.0
Settlement balances	8.2	(2.7)	5.5	(0.3)	-	-	-	-	-	5.2

Total	1,307.8	(312.5)	995.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	387.5
Short positions	(28.0)	-	(28.0)	-	-	-	-	-	-	(28.0)

Net of short positions	1,279.8	(312.5)	967.3	(290.2)	(26.0)	(73.7)	(145.4)	(60.0)	(12.5)	359.5

Notes:

(1)
Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)	The carrying value on the balance sheet represents the exposure to credit risk by class of financial instrument.
(3)
Balance sheet offset reflects the amounts by which RBS's credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending in the table above.

(4)	Includes cash collateral pledged by counterparties based on daily mark-to-market movements of net derivative positions with the counterparty.
(5)	Securities collateral represent the fair value of securities received from counterparties, mainly relating to reverse repo transactions as part of netting arrangements.
(6)
Property valuations are capped at the loan value and reflect the application of haircuts in line with regulatory rules to indexed valuations. Commercial collateral includes ships and plant and equipment collateral.

(7)	Credit enhancement comprises credit derivatives (bought protection) and guarantees and reflects notional amounts less fair value and notional amounts respectively.

Appendix 1 Capital and risk management

Financial assets (continued)

Asset quality
The table below analyses financial assets, excluding debt securities, and contingent liabilities and commitments by internal asset quality (AQ) ratings. Debt securities are analysed by external ratings and are therefore excluded from the table below and are set out on page 34.

		Loans and advances
	Cash and	Banks (1)				Customers				Settlement
	balances		Derivative				Derivative			balances and
	at central	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Asset quality
band (2)
AQ1	73,871	2,479	3,765	5,463	11,707	27,007	12,526	33,913	73,446	1,610	65,632	53,246	6,364	285,876	24.7
AQ2	-	4,143	4,625	818	9,586	400	1,602	18,077	20,079	146	100,222	17,483	3,064	150,580	13.0
AQ3	1,433	2,538	1,348	3,047	6,933	8,664	4,335	29,093	42,092	460	123,882	29,768	5,946	210,514	18.1
AQ4	185	8,336	1,391	2,891	12,618	5,124	2,798	122,349	130,271	852	49,929	56,122	5,821	255,798	22.1
AQ5	-	2,076	225	572	2,873	1,902	520	72,994	75,416	438	10,872	35,622	2,505	127,726	11.0
AQ6	-	636	58	106	800	42	45	41,468	41,555	43	1,118	13,268	1,223	58,007	5.0
AQ7	-	500	90	292	882	848	34	26,203	27,085	26	1,146	6,991	930	37,060	3.2
AQ8	5	-	1	40	41	-	6	6,386	6,392	12	533	848	149	7,980	0.7
AQ9	-	-	6	32	38	-	9	4,727	4,736	-	173	404	245	5,596	0.5
AQ10	-	-	-	-	-	-	-	984	984	31	485	1,132	55	2,687	0.2
Past due	-	-	-	-	-	-	-	8,196	8,196	1,049	-	-	-	9,245	0.8
Impaired	-	-	-	42	42	-	-	26,536	26,536	-	-	-	-	26,578	2.3
Impairment provision	-	-	-	(40)	(40)	-	-	(18,000)	(18,000)	-	-	-	-	(18,040)	(1.6)

	75,494	20,708	11,509	13,263	45,480	43,987	21,875	372,926	438,788	4,667	353,992	214,884	26,302	1,159,607	100

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

		Loans and advances
	Cash and	Banks (1)				Customers				Settlement
	balances		Derivative				Derivative			balances and
	at central	Reverse	cash	Bank		Reverse	cash	Customer		other financial			Contingent
	banks	repos	collateral	loans	Total	repos	collateral	loans	Total	assets	Derivatives	Commitments	liabilities	Total	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%

Asset quality band (2)
AQ1	80,305	5,885	2,043	6,039	13,967	30,233	10,042	34,395	74,670	2,707	71,497	64,453	6,739	314,338	28.2
AQ2	1	4,744	4,930	672	10,346	996	1,899	17,695	20,590	192	69,949	28,717	2,940	132,735	11.9
AQ3	1,873	2,164	1,502	2,347	6,013	1,857	3,796	29,364	35,017	746	94,678	23,126	7,057	168,510	15.1
AQ4	479	9,864	1,451	7,031	18,346	10,642	1,894	99,258	111,794	470	39,157	40,984	4,430	215,660	19.3
AQ5	-	1,776	416	662	2,854	5,403	297	77,045	82,745	717	8,826	33,507	2,087	130,736	11.7
AQ6	-	1,823	1	157	1,981	82	38	39,324	39,444	59	1,487	14,138	1,426	58,535	5.3
AQ7	-	301	-	237	538	684	50	30,279	31,013	22	978	7,437	918	40,906	3.7
AQ8	3	-	-	48	48	-	10	8,482	8,492	58	132	1,183	119	10,035	0.9
AQ9	-	-	-	34	34	-	41	16,944	16,985	-	641	1,020	317	18,997	1.7
AQ10	-	-	-	-	-	-	-	730	730	-	695	1,274	137	2,836	0.3
Past due	-	-	-	-	-	-	-	9,068	9,068	620	-	-	-	9,688	0.9
Impaired	-	-	-	70	70	-	-	37,101	37,101	-	-	-	-	37,171	3.3
Impairment provision	-	-	-	(63)	(63)	-	-	(25,162)	(25,162)	-	-	-	-	(25,225)	(2.3)

	82,661	26,557	10,343	17,234	54,134	49,897	18,067	374,523	442,487	5,591	288,040	215,839	26,170	1,114,922	100

Notes:

(1)	Excludes items in the course of collection from other banks of £995 million (31 December 2013 - £1,454 million).
(2)
The following table details, for illustrative purposes only, the relationship between AQ bands, and external ratings published by S&P. This relationship is established by observing S&P's default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the PD ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Asset quality band	Probability of default range	Indicative S&P rating

AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	A- to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB-
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by RBS as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such issuers.

Appendix 1 Capital and risk management

Financial assets: Asset quality (continued)

Key points

●	Improving economic climate and credit conditions and disposals strategy in RCR resulted in the proportion of investment-grade (AQ1-AQ4) increasing from 75% to 78%.

●	Derivatives increased by £66.0 billion, primarily in AQ 2 - AQ4 bands.

●
Reverse repos: AQ1 balances decreased by £6.6 billion reflecting reduced overall trading in line with balance sheet management strategies. Also, changes to the large corporate grading models resulted in migrations from higher to lower quality AQ bands this contributed to the £7.2 billion increase in   AQ3.

●
Asset quality of customer lending in AQ1-AQ3 remained stable with higher cash collateral against increased fair value of derivatives, partially offset by a reduction in traded loans in CIB Asset-Backed Products.

●
The increase of £23 billion in AQ 4 customer loans was primarily due to the recalibration of UK residential mortgage models following improvements in observed default rates and the implementation of the large corporate PD model.

●	Changes to the residential mortgage model and large corporate PD model also resulted in increase of £6.6 billion and £15.1 billion in AQ3 and AQ4 commitments.

●
Past due loans decreased by £0.9 billion including £0.5 billion in Ulster Bank reflecting increased work with customers in arrears and improving economic conditions. Past due loans comprise £1.6 billion (2013 - £2.2 billion) of accruing past due 90 days or more loans included within risk elements in lending and £6.5 billion (2013 - £6.8 billion) of loans that are past due less than 90 days. Of the total past due loans, £4.8 billion (2013 - £5.2 billion) relates to personal loans.

Appendix 1 Capital and risk management

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by segment.

					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %		Provisions
					of gross	Provisions	as a % of	Impairment
					loans to	as a %	gross loans	charge/	Amounts
	Banks	Customers			customers	of REIL	to customers	(releases)	written-off
31 December 2014	£m	£m	£m	£m	%	%	%	£m	£m

UK PBB	641	129,848	3,778	2,604	2.9	69	2.0	268	728
Ulster Bank	1,381	24,719	4,775	2,711	19.3	57	11.0	(365)	131

PBB	2,022	154,567	8,553	5,315	5.5	62	3.4	(97)	859

Commercial Banking	486	86,008	2,506	955	2.9	38	1.1	77	436
Private Banking	972	16,599	226	76	1.4	34	0.5	(5)	37

CPB	1,458	102,607	2,732	1,031	2.7	38	1.0	72	473

CIB	16,910	72,957	197	206	0.3	105	0.3	(7)	-
Central items	2,178	619	7	6	1.1	86	1.0	(12)	55
CFG	1,728	60,142	1,330	536	2.2	40	0.9	194	300
RCR	516	21,909	15,400	10,946	70.3	71	50.0	(1,320)	3,591

	24,812	412,801	28,219	18,040	6.8	64	4.4	(1,170)	5,278

31 December 2013

UK PBB	760	127,781	4,663	2,957	3.6	63	2.3	497	967
Ulster Bank	591	31,446	8,466	5,378	26.9	64	17.1	1,774	277

PBB	1,351	159,227	13,129	8,335	8.2	63	5.2	2,271	1,244

Commercial Banking	701	85,071	4,276	1,617	5.0	38	1.9	652	587
Private Banking	1,531	16,764	277	120	1.7	43	0.7	29	15

CPB	2,232	101,835	4,553	1,737	4.5	38	1.7	681	602

CIB	20,550	69,080	1,661	976	2.4	59	1.4	598	360
Central items	2,670	341	1	66	0.3	nm	19.4	65	-
CFG	406	50,551	1,034	272	2.0	26	0.5	151	284
Non-Core	431	36,718	19,014	13,839	51.8	73	37.7	4,646	1,856

	27,640	417,752	39,392	25,225	9.4	64	6.0	8,412	4,346

The table below analyses segment loan impairment losses/(releases) by new provisions (gross) and releases and provision by components.

									Impairment provision at
	Impairment losses/(releases) for year ended 31 December 2014								31 December 2014
	Individual		Collective		Latent		Total
	Gross	Releases	Gross	Releases	Gross	Releases	Gross	Releases	Individual	Collective	Latent
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

UK PBB	13	-	330	(133)	77	(19)	420	(152)	14	2,319	271
Ulster Bank	8	(18)	221	(251)	103	(428)	332	(697)	42	2,355	314
PBB	21	(18)	551	(384)	180	(447)	752	(849)	56	4,674	585
Commercial Banking	224	(85)	124	(103)	3	(86)	351	(274)	493	366	96
Private Banking	8	(10)	-	-	1	(4)	9	(14)	69	-	7
CPB	232	(95)	124	(103)	4	(90)	360	(288)	562	366	103

CIB	88	(63)	-	-	1	(33)	89	(96)	110	-	96
Central items	11	(23)	-	-	-	-	11	(23)	1	-	5
CFG	36	-	142	-	16	-	194	-	83	157	296
RCR	761	(1,760)	220	(235)	-	(306)	981	(2,301)	10,565	150	231
Total	1,149	(1,959)	1,037	(722)	201	(876)	2,387	(3,557)	11,377	5,347	1,316

Appendix 1 Capital and risk management

Loans and related credit metrics (continued)

Key points

•
Loans to banks decreased by £2.8 billion in the year to £24.8 billion. This reflected RWA-focused reductions in trade finance (£5.4 billion) being partially offset by derivative collateral increase, both in CIB,  as well as Ulster Bank's increased cash deposits with Central Bank of Ireland ahead of new regulatory liquidity requirements.

•	Overall customer loans fell by £5.0 billion to £412.8 billion reflecting RCR disposal strategy being partly offset by increases in CFG and UK PBB.
•
There has been a significant increase in CFG lending across a broad range of industry sectors, including residential mortgages, auto loans and commercial loans, in line with business strategy and risk appetite.  Exchange rate movements also contributed to the increase.

•
UK PBB's mortgage book grew strongly by £3.9 billion to £103.2 billion as advisor capacity increased (refer to Key credit portfolios for more details). This was partially offset by lower unsecured lending.

•	Property and construction lending fell by £11.4 billion, of which £9.3 billion related to commercial real estate lending. Refer to Key loan portfolios for more details.

•
REIL decreased by £11.2 billion to £28.2 billion, a 28% reduction in the year from £39.4 billion, across all segments except CFG. REIL as a proportion of gross loans improved to 6.8% from 9.4% in 2013 reflecting sales and repayments of £10.2 billion (£6.9 billion in RCR), write-offs of £5.3 billion (£3.6 billion in RCR), transfers to performing book of £1.5 billion, partially offset by new impaired loans of £7.1 billion (£3.0 billion in RCR). The execution of the RCR strategy, resulted in a number of disposals of REIL in the year.

•
Loan impairment provision coverage of REIL remained stable at 64% and now stands at £18.0 billion, a £7.2 billion reduction in the year. Provision coverage of gross loans has declined steadily during 2014 and is now 4.4% compared with 6.0% at the end of 2013. The reduction in provision reflected write-offs of £5.3 billion (£3.6 billion in RCR) and impairment releases of £3.6 billion (£2.3 billion in RCR) partially offset by new charges of £2.4 billion (£1.0 billion in RCR) and currency and other movements.

•
Disposal of assets by RCR, primarily in the second half of the year, at higher than anticipated sale prices together with favourable market conditions in Ireland and the UK resulted in impairment releases. Overall, there was a net loan impairment release of £1.2 billion includes £1.3 billion in RCR, for 2014.

•
Commercial real estate gross lending reduced by £9.3 billion to £43.3 billion; related REIL is almost half of total REIL and has a provision coverage of 68%. Of the total CRE REIL of £13.3 billion, £11.1 billion is in RCR.

Within the business segments:
•
RCR REIL decreased by £8.7 billion or 36% to £15.4 billion from £24.1 billion at 1 January 2014, primarily due to a mixture of asset disposals and write-offs. Provision coverage of REIL and REIL as a proportion of loans were both around 70%.

•
In Ulster Bank, REIL as a proportion of loans decreased to 19% from 27% in 2013 and provision coverage of REILs reduced to 57% from 64% in 2013 mainly reflecting asset transfers to RCR on 1 January 2014, improved market conditions and higher collateral values also contributed.

•
Commercial Banking REIL as a proportion of loans decreased to 2.9% from 5.0% in 2013, REIL decreased by 41% (£1.8 billion) to £2.5 billion, with £0.6 billion of the reduction due to the creation of RCR. REIL reductions in the year were mainly due to lower individual cases, albeit some increases were seen in the fourth quarter, and reductions in collectively assessed provisions due to improved credit conditions.

Appendix 1 Capital and risk management

Loans and related credit metrics: Risk elements in lending
Risk elements in lending (REIL) comprise impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2013	4,663	8,466	4,276	277	1,661	1	1,034	20,378	-	19,014	39,392
Non-Core dissolution
and RCR creation	137	(3,547)	(560)	-	(1,421)	-	289	(5,102)	24,116	(19,014)	-

At 1 January 2014	4,800	4,919	3,716	277	240	1	1,323	15,276	24,116	-	39,392
Currency translation
and other adjustments	-	(250)	-	(3)	1	6	75	(171)	(885)	-	(1,056)
Additions	1,353	555	1,716	58	100	-	335	4,117	2,951	-	7,068
Transfers (1)	(309)	-	31	(15)	4	-	-	(289)	29	-	(260)
Transfers to
performing book	(326)	(120)	(582)	(3)	(92)	-	-	(1,123)	(337)	-	(1,460)
Repayments
and disposals	(1,012)	(198)	(1,884)	(51)	(56)	-	(103)	(3,304)	(6,883)	-	(10,187)
Amounts written-off	(728)	(131)	(491)	(37)	-	-	(300)	(1,687)	(3,591)	-	(5,278)

At 31 December 2014	3,778	4,775	2,506	226	197	7	1,330	12,819	15,400	-	28,219

Note:

(1)	Represents transfers between REIL and potential problem loans.

The movement in loan impairment provisions by segment is shown in the table below.

								RBS
	UK	Ulster	Commercial	Private		Central		excluding
	PBB	Bank	Banking	Banking	CIB	items	CFG	RCR	RCR	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 31 December 2013	2,957	5,378	1,617	120	976	66	272	11,386	-	13,839	25,225
Non-Core dissolution
and RCR creation (1)	150	(1,985)	(306)	-	(766)	-	246	(2,661)	16,500	(13,839)	-

At 1 January 2014	3,107	3,393	1,311	120	210	66	518	8,725	16,500	-	25,225
Currency translation
and other adjustments	-	(172)	10	(1)	1	7	21	(134)	(555)	-	(689)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	(6)	-	(6)
Amounts written-off	(728)	(131)	(436)	(37)	-	(55)	(300)	(1,687)	(3,591)	-	(5,278)
Recoveries of amounts
previously written-off	24	23	12	2	2	-	103	166	39	-	205
Charged to income
statement
- continuing operations	268	(365)	77	(5)	(7)	(12)	-	(44)	(1,320)	-	(1,364)
- discontinued operations	-	-	-	-	-	-	194	194	-	-	194
Unwind of discount	(67)	(37)	(19)	(3)	-	-	-	(126)	(121)	-	(247)

At 31 December 2014	2,604	2,711	955	76	206	6	536	7,094	10,946	-	18,040

Individually assessed
- banks	-	-	-	-	1	-	-	1	39	-	40
- customers	14	42	493	69	109	1	83	811	10,526	-	11,337
Collectively assessed	2,319	2,355	366	-	-	-	157	5,197	150	-	5,347
Latent	271	314	96	7	96	5	296	1,085	231	-	1,316

	2,604	2,711	955	76	206	6	536	7,094	10,946	-	18,040

Note:

(1)	Transfers in Non-core dissolution and RCR creation includes amounts in relation to latent.

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments
The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office).

					Credit metrics
31 December 2014					REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	charge/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(release)	written-off
		£m	£m	£m	%	%	%	£m	£m

Central and local government		9,079	1	1	-	100	-	(1)	-
Finance		39,611	364	234	0.9	64	0.6	(5)	23
Personal	- mortgages	150,572	5,634	1,521	3.7	27	1.0	36	236
	- unsecured	29,155	1,964	1,585	6.7	81	5.4	401	737
Property		51,546	13,021	8,918	25.3	68	17.3	(1,083)	2,625
Construction		5,657	971	612	17.2	63	10.8	76	202
of which: CRE		43,317	13,345	9,027	30.8	68	20.8	(1,067)	2,750
Manufacturing		22,035	461	322	2.1	70	1.5	(26)	188
Finance leases (1)		14,030	156	113	1.1	72	0.8	-	75
Retail, wholesale and repairs		18,498	956	645	5.2	67	3.5	106	160
Transport and storage		14,299	1,146	500	8.0	44	3.5	37	211
Health, education and leisure		15,932	734	366	4.6	50	2.3	9	349
Hotels and restaurants		7,969	1,094	574	13.7	52	7.2	(40)	109
Utilities		4,825	156	85	3.2	54	1.8	16	5
Other		29,593	1,519	1,208	5.1	80	4.1	(11)	349
Latent		-	-	1,316	-	-	-	(675)	n/a

		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Geographic regional analysis
UK
- residential mortgages		113,521	1,394	191	1.2	14	0.2	(23)	76
- personal lending		15,923	1,674	1,452	10.5	87	9.1	290	546
- property		37,547	6,026	3,676	16.0	61	9.8	(221)	1,917
- construction		4,098	676	361	16.5	53	8.8	(1)	175
- other		113,782	3,287	2,467	2.9	75	2.2	(146)	847

		284,871	13,057	8,147	4.6	62	2.9	(101)	3,561

Europe
- residential mortgages		15,629	3,268	1,178	20.9	36	7.5	(10)	10
- personal lending		1,051	76	66	7.2	87	6.3	9	66
- property		8,021	6,907	5,197	86.1	75	64.8	(862)	699
- construction		1,055	289	245	27.4	85	23.2	78	24
- other		19,104	2,860	2,361	15.0	83	12.4	(440)	561

		44,860	13,400	9,047	29.9	68	20.2	(1,225)	1,360

US
- residential mortgages		21,203	957	150	4.5	16	0.7	69	150
- personal lending		11,164	195	49	1.7	25	0.4	102	125
- property		5,332	64	19	1.2	30	0.4	2	7
- construction		413	1	1	0.2	100	0.2	-	1
- other		31,338	200	342	0.6	171	1.1	1	39

		69,450	1,417	561	2.0	40	0.8	174	322

RoW
- residential mortgages		219	15	2	6.8	13	0.9	-	-
- personal lending		1,017	19	18	1.9	95	1.8	-	-
- property		646	24	26	3.7	108	4.0	(2)	2
- construction		91	5	5	5.5	100	5.5	(1)	2
- other		11,647	240	194	2.1	81	1.7	(5)	22

		13,620	303	245	2.2	81	1.8	(8)	26

Customers		412,801	28,177	18,000	6.8	64	4.4	(1,160)	5,269

Banks		24,812	42	40	0.2	95	0.2	(10)	9

Appendix 1 Capital and risk management

Loans and related credit metrics: Loans, REIL, provisions and impairments

					Credit metrics
	31 December 2013				REIL as a	Provisions	Provisions	Impairment
		Gross			% of gross	as a %	as a % of	charge/	Amounts
		loans	REIL	Provisions	loans	of REIL	gross loans	(release)	written-off
		£m	£m	£m	%	%	%	£m	£m

	Central and local government	8,643	2	2	-	100	-	2	-
	Finance	35,948	593	292	1.6	49	0.8	4	72
Personal	- mortgages	148,533	6,025	1,799	4.1	30	1.2	392	441
	- unsecured	28,160	2,417	1,909	8.6	79	6.8	415	861
	Property	62,292	20,283	13,189	32.6	65	21.2	5,130	1,642
	Construction	6,331	1,334	774	21.1	58	12.2	291	160
	of which: CRE	52,578	20,129	13,209	38.3	66	25.1	5,212	1,749
	Manufacturing	21,377	742	559	3.5	75	2.6	195	104
	Finance leases (1)	13,587	263	190	1.9	72	1.4	16	121
	Retail, wholesale and repairs	19,574	1,187	783	6.1	66	4.0	268	128
	Transport and storage	16,697	1,491	635	8.9	43	3.8	487	229
	Health, education and leisure	16,084	1,324	756	8.2	57	4.7	359	119
	Hotels and restaurants	6,942	1,427	812	20.6	57	11.7	281	194
	Utilities	4,960	131	80	2.6	61	1.6	54	23
	Other	28,624	2,103	1,370	7.3	65	4.8	489	212
	Latent	-	-	2,012	-	-	-	44	-

		417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

Geographic regional analysis
	UK
	- residential mortgages	110,515	1,900	319	1.7	17	0.3	39	180
	- personal lending	17,098	2,052	1,718	12.0	84	10.0	264	681
	- property	44,252	9,797	5,190	22.1	53	11.7	2,014	950
	- construction	4,691	941	515	20.1	55	11.0	194	159
	- other	110,466	4,684	3,202	4.2	68	2.9	1,091	537

		287,022	19,374	10,944	6.8	56	3.8	3,602	2,507

	Europe
	- residential mortgages	17,540	3,155	1,303	18.0	41	7.4	195	26
	- personal lending	1,267	141	129	11.1	91	10.2	19	26
	- property	13,177	10,372	7,951	78.7	77	60.3	3,131	659
	- construction	979	351	227	35.9	65	23.2	72	-
	- other	22,620	4,057	3,498	17.9	86	15.5	1,012	465

		55,583	18,076	13,108	32.5	73	23.6	4,429	1,176

	US
	- residential mortgages	19,901	951	173	4.8	18	0.9	161	233
	- personal lending	8,722	207	45	2.4	22	0.5	114	151
	- property	4,279	85	19	2.0	22	0.4	(11)	25
	- construction	313	34	24	10.9	71	7.7	25	1
	- other	27,887	198	589	0.7	297	2.1	65	131

		61,102	1,475	850	2.4	58	1.4	354	541

	RoW
	- residential mortgages	577	19	4	3.3	21	0.7	(3)	2
	- personal lending	1,073	17	17	1.6	100	1.6	18	3
	- property	584	29	29	5.0	100	5.0	(4)	8
	- construction	348	8	8	2.3	100	2.3	-	-
	- other	11,463	324	202	2.8	62	1.8	31	69

		14,045	397	260	2.8	65	1.9	42	82

	Customers	417,752	39,322	25,162	9.4	64	6.0	8,427	4,306

	Banks	27,640	70	63	0.3	90	0.2	(15)	40

Note:

(1)	Includes instalment credit.

Appendix 1 Capital and risk management

Debt securities
The table below analyses debt securities by issuer, IFRS measurement classifications and external rating. Ratings are based on the lowest of Standard and Poor's, Moody's and Fitch. US central and local government includes US federal agencies. Financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,218	7,709	24,451	1,499	7,372	1,977	49,226	3,559
Designated as at fair value	-	-	111	2	4	-	117	-
Available-for-sale (AFS)	4,747	11,011	11,058	3,404	14,585	161	44,966	18,884
Loans and receivables	-	-	-	185	2,774	137	3,096	2,734
Held-to-maturity (HTM)	4,537	-	-	-	-	-	4,537	-

Long positions	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

AAA	-	6	15,533	1,319	6,086	77	23,021	4,763
AA to AA+	15,502	18,714	9,879	283	12,215	117	56,710	16,955
A to AA-	-	-	4,958	2,670	2,534	340	10,502	688
BBB- to A-	-	-	4,822	277	1,184	772	7,055	853
Non-investment grade	-	-	331	61	1,247	603	2,242	1,060
Unrated	-	-	97	480	1,469	366	2,412	858

	15,502	18,720	35,620	5,090	24,735	2,275	101,942	25,177

Of which US agencies	-	6,222	-	-	10,860	-	17,082	16,053

Short positions (HFT)	(4,167)	(6,413)	(10,276)	(557)	(674)	(731)	(22,818)	-

Available-for-sale
Gross unrealised gains	451	210	541	8	361	6	1,577	389
Gross unrealised losses	(1)	(117)	(3)	(1)	(158)	(2)	(282)	(257)

31 December 2013

Held-for-trading	6,764	10,951	22,818	1,720	12,406	1,947	56,606	10,674
Designated as at fair value	-	-	104	-	17	1	122	15
Available-for-sale	6,436	12,880	10,303	5,974	17,330	184	53,107	24,174
Loans and receivables	10	1	-	175	3,466	136	3,788	3,423

Long positions	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

AAA	-	18	13,106	1,434	8,155	162	22,875	6,796
AA to AA+	13,210	23,812	7,847	446	16,825	138	62,278	21,054
A to AA-	-	-	4,200	1,657	1,521	290	7,668	1,470
BBB- to A-	-	-	7,572	3,761	2,627	854	14,814	4,941
Non-investment grade	-	-	494	341	2,444	427	3,706	2,571
Unrated	-	2	6	230	1,647	397	2,282	1,454

	13,210	23,832	33,225	7,869	33,219	2,268	113,623	38,286

Of which US agencies	-	5,599	-	-	13,132	-	18,731	18,048

Short positions (HFT)	(1,784)	(6,790)	(16,087)	(889)	(1,387)	(826)	(27,763)	(36)

Available-for-sale
Gross unrealised gains	201	428	445	70	386	11	1,541	458
Gross unrealised losses	(69)	(86)	(32)	(205)	(493)	(2)	(887)	(753)

Appendix 1 Capital and risk management

Debt securities (continued)

Key points

•
HFT: Holdings of US government and ABS (primarily in the US) decreased reflecting sales and continued focus on balance sheet reduction and capital management in CIB. The increase in other government bonds reflected higher activity and timing of auctions.  There was an increase in German, French and Austrian government bonds, partially offset by reductions in Italian, Spanish and Japanese bonds. The decrease in short positions reflects positions settled due to increased prices resulting from low yields due to economic volatility in the Eurozone.

•
AFS: Treasury took advantage of improved market conditions to reduce legacy banks and other financial institutions positions; consequently RBS no longer has any mortgage-backed covered bonds (31 December 2013 - £4.6 billion).

•
Gross unrealised losses on AFS debt securities have declined significantly from £1.8 billion in 2012 and £0.9 billion in 2013 to £282 million at the end of 2014. £257 million out of the £282 million was due to asset-backed securities, of which only £128 million related to those that had been in a loss position for more than a year primarily reflecting risk reduction in RCR compared with £0.6 billion and £1.8 billion in 2013 and 2012.

Appendix 1 Capital and risk management

Derivatives
The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

	31 December 2014			31 December 2013
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	27,331	269,912	259,971	35,589	218,041	208,698
Exchange rate	4,675	78,707	83,781	4,555	61,923	65,749
Credit	125	2,254	2,615	253	5,306	5,388
Equity and commodity	78	3,119	3,582	81	2,770	5,692

		353,992	349,949		288,040	285,527
Counterparty mark-to-market netting		(295,315)	(295,315)		(241,265)	(241,265)
Cash collateral		(33,272)	(30,203)		(24,423)	(25,302)
Securities collateral		(7,013)	(14,437)		(5,990)	(8,257)

Net exposure		18,392	9,994		16,362	10,703

Net exposure by sector
Banks		1,875	1,534		1,524	1,574
Other financial institutions		4,035	3,721		4,619	4,484
Corporate		11,186	4,382		9,352	4,217
Government		1,296	357		868	428

		18,392	9,994		16,362	10,703

Net exposure by region of counterparty
UK		9,037	3,233		8,937	3,681
Europe		5,628	3,521		4,497	3,717
US		1,544	1,280		1,441	1,806
RoW		2,183	1,960		1,487	1,498

		18,392	9,994		16,362	10,703

Notes:

(1)
Includes exchange traded contracts of £2,436 billion (31 December 2013 - £2,298 billion) principally interest rate. Trades are generally closed out daily hence carrying values were insignificant; assets £8 million (31 December 2013 - £69 million); liabilities £119 million (31 December 2013 - £299 million).

(2)
Interest rate notional includes £18,452 billion (31 December 2013 - £22,563 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Appendix 1 Capital and risk management

Derivatives

Key points

•
Interest rate contracts: notional balances were £8.3 trillion lower due to increased participation in trade compression cycles in 2014. The fair value increased due to significant downward shifts in major yields following further rate cuts by the European Central Bank, European instability including Germany as well as concerns over falling oil prices. This was partially offset by the impact of strengthening of sterling against the euro and participation in tear ups.

•
Credit derivatives: notional and fair value decreased reflecting participation in trade compression cycles and reduction in the US Agency business within CIB. Tightening of credit spreads in Europe and long dated spreads in the US also contributed to decrease in fair values.

•	Uncollateralised derivatives predominantly comprise:
○
Corporates: RBS trades under master netting arrangements, but corporate business models generally are not compatible with collateral management due to the liquidity impact. Corporates enter into derivatives to hedge their underlying interest rate and foreign exchange risk exposures

○
Banks: transactions with certain counterparties with whom RBS has netting arrangements  but collateral is not posted or not posted on a frequent basis; certain transactions with specific terms that may not fall within  netting and collateral arrangements; derivative positions in certain jurisdictions for example China which are either uncollateralised or the collateral agreements are not deemed to be legally enforceable.

○
Other financial institutions: transactions with securitisation entities and funds where collateral posting may be directional i.e. agreements where only one party is obliged to post collateral to the other but this is not reciprocal. These collateral arrangements are usually contingent on the party's credit rating.

	○	Government: sovereigns and supranational entities with one way collateral agreements in their favour.

Appendix 1 Capital and risk management

Key loan portfolios

Commercial real estate
The commercial real estate sector comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders). The analysis of lending utilisations below is gross of impairment provisions and excludes rate risk management and contingent obligations.

	31 December 2014			31 December 2013
	Investment	Development	Total	Investment	Development	Total
By segment	£m	£m	£m	£m	£m	£m

UK PBB	3,757	501	4,258	3,931	510	4,441
Ulster Bank	952	336	1,288	3,419	718	4,137

Personal & Business Banking	4,709	837	5,546	7,350	1,228	8,578

Commercial Banking	15,145	2,775	17,920	16,616	2,957	19,573
Private Banking	1,051	244	1,295	n/a	n/a	n/a

Commercial & Private Banking	16,196	3,019	19,215	16,616	2,957	19,573

Corporate & Institutional Banking	721	255	976	898	183	1,081
Citizens Financial Group	5,017	-	5,017	4,018	-	4,018
RCR	6,169	6,394	12,563	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	11,624	7,704	19,328

	32,812	10,505	43,317	40,506	12,072	52,578

	Investment			Development
	Commercial	Residential	Total	Commercial	Residential	Total	Total
By geography (1)	£m	£m	£m	£m	£m	£m	£m

31 December 2014
UK (excluding NI (2))	17,327	4,757	22,084	600	3,446	4,046	26,130
Ireland (ROI and NI (2))	2,864	740	3,604	1,499	4,469	5,968	9,572
Western Europe (other)	1,222	53	1,275	189	24	213	1,488
US	4,063	1,358	5,421	-	59	59	5,480
RoW (2)	406	22	428	34	185	219	647

	25,882	6,930	32,812	2,322	8,183	10,505	43,317

31 December 2013

UK (excluding NI (2))	20,861	5,008	25,869	678	3,733	4,411	30,280
Ireland (ROI and NI (2))	4,405	1,028	5,433	1,919	5,532	7,451	12,884
Western Europe (other)	4,068	183	4,251	22	17	39	4,290
US	3,563	1,076	4,639	-	8	8	4,647
RoW (2)	314	-	314	30	133	163	477

	33,211	7,295	40,506	2,649	9,423	12,072	52,578

For the notes to these tables refer to the following page.

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

		Ireland	Western
	UK	(ROI and	Europe
	(excl NI (2))	NI (2))	(other)	US	RoW (2)	Total
By sub-sector (1)	£m	£m	£m	£m	£m	£m

31 December 2014
Residential	8,203	5,209	78	1,417	206	15,113
Office	3,297	504	609	81	137	4,628
Retail	4,909	809	173	157	91	6,139
Industrial	2,588	367	32	2	29	3,018
Mixed/other	7,133	2,683	596	3,823	184	14,419

	26,130	9,572	1,488	5,480	647	43,317

31 December 2013

Residential	8,740	6,560	200	1,085	133	16,718
Office	4,557	813	1,439	32	121	6,962
Retail	6,979	1,501	967	84	73	9,604
Industrial	3,078	454	43	30	13	3,618
Mixed/other	6,926	3,556	1,641	3,416	137	15,676

	30,280	12,884	4,290	4,647	477	52,578

Notes:

(1)
Data at 31 December 2014 includes CRE lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 2013 data. At 31 December 2013 CRE lending in Private Banking totalled £1.4 billion.

(2)	ROI: Republic of Ireland; NI: Northern Ireland; RoW: Rest of World.

Key points

•
The overall gross lending exposure to CRE fell by £9.3 billion (18%) to £43.3 billion. Most of the decrease occurred in RCR exposure originated by Ulster Bank, CPB and CIB and was due to repayments, asset sales and write-offs.

•
The RCR portfolio of £12.6 billion represented 29% of the RBS CRE portfolio. Geographically, 67% of the RCR portfolio was held in Ireland, 22% in the UK, 10% in Western Europe and 1% in the US and the rest of world.

•	The increase in US exposure was predominantly driven by improved economic conditions, which contributed to increased business volumes in CFG, in line with risk appetite and business strategy.

•
The average LTV for the performing book improved from 65% to 57% over the past year. The LTV for the performing portfolio in the UK was 56%. The reductions in the higher LTV bands occurred mainly in the RCR book originated by Ulster Bank and CIB, reflecting reductions through repayments, asset sales and write-offs.

•
Interest on performing investment property secured loans was covered 1.6x and 2.9x within  RCR and RBS excluding RCR, respectively. Performing loans include general corporate loans, typically unsecured, to CRE companies (including real estate investments trusts), and major UK house builders, in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall. Non-performing loans are subject to standard provisioning policies.

Appendix 1 Capital and risk management

Key loan portfolios: Commercial real estate (continued)

	RCR			Rest of RBS			Total
LTV ratio by value		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2014
<= 50%	300	45	345	9,833	220	10,053	10,133	265	10,398
> 50% and <= 70%	602	173	775	8,750	301	9,051	9,352	474	9,826
> 70% and <= 90%	220	554	774	2,285	409	2,694	2,505	963	3,468
> 90% and <= 100%	41	116	157	343	134	477	384	250	634
> 100% and <= 110%	56	211	267	168	148	316	224	359	583
> 110% and <= 130%	49	438	487	326	201	527	375	639	1,014
> 130% and <= 150%	6	404	410	135	128	263	141	532	673
> 150%	65	4,160	4,225	305	495	800	370	4,655	5,025

Total with LTVs	1,339	6,101	7,440	22,145	2,036	24,181	23,484	8,137	31,621
Minimal security (1)	-	3,168	3,168	33	38	71	33	3,206	3,239
Other	34	1,921	1,955	5,956	546	6,502	5,990	2,467	8,457

Total	1,373	11,190	12,563	28,134	2,620	30,754	29,507	13,810	43,317

Total portfolio
average LTV (2)	75%	338%	291%	56%	133%	62%	57%	287%	116%

	Non-Core			Rest of RBS			Total
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m

<= 50%	419	142	561	7,589	143	7,732	8,008	285	8,293
> 50% and <= 70%	867	299	1,166	9,366	338	9,704	10,233	637	10,870
> 70% and <= 90%	1,349	956	2,305	2,632	405	3,037	3,981	1,361	5,342
> 90% and <= 100%	155	227	382	796	295	1,091	951	522	1,473
> 100% and <= 110%	168	512	680	643	327	970	811	839	1,650
> 110% and <= 130%	127	1,195	1,322	444	505	949	571	1,700	2,271
> 130% and <= 150%	13	703	716	356	896	1,252	369	1,599	1,968
> 150%	69	7,503	7,572	400	1,864	2,264	469	9,367	9,836

Total with LTVs	3,167	11,537	14,704	22,226	4,773	26,999	25,393	16,310	41,703
Minimal security (1)	51	3,069	3,120	9	88	97	60	3,157	3,217
Other	108	1,396	1,504	5,266	888	6,154	5,374	2,284	7,658

Total	3,326	16,002	19,328	27,501	5,749	33,250	30,827	21,751	52,578

Total portfolio
average LTV (2)	75%	292%	245%	64%	187%	85%	65%	261%	142%

Notes:

(1)
Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)	Weighted average by exposure.

Credit quality metrics relating to commercial real estate lending were as follows:

	Total		RCR	Non-Core
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

Lending (gross)	£43,317m	£52,578m	£12,563m	£19,328m
Of which REIL	£13,345m	£20,129m	£11,112m	£14,305m
Provisions	£9,027m	£13,209m	£8,067m	£10,639m
REIL as a % of gross loans to customers	30.8%	38.3%	88.5%	74.0%
Provisions as a % of REIL	68%	66%	73%	74%

Notes:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.
(2)
Data at 31 December 2014 includes CRE lending from Private Banking in CPB of £1.3 billion that was excluded from the tables showing 2013 data. At 31 December 2013 CRE lending in Private Banking totalled £1.4 billion.

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Oil and gas
RBS has £10.7 billion of credit risk assets (CRA) (comprising lending, net derivatives and contingent obligations) in the oil and gas sector. Including committed but undrawn facilities, the exposure to the sector is £24.1 billion.

The price of crude oil is subject to global demand and supply factors and therefore determined globally. It has fallen by more than 50% since June 2014. This steep decline has been driven by excess supply fears resulting from a combination of factors. These include the growth in US shale production and OPEC maintaining current production levels, as well as weaker demand in Europe and slower growth in China.

The price of natural gas is determined regionally. US natural gas prices have been relatively stable compared with the recent price of crude oil. The price of natural gas is not highly correlated to oil prices.

Exposures to this sector continue to be closely managed through the sector concentration framework and through ongoing customer and sub-sector reviews including stress testing. Risk appetite to the overall oil and gas sector was reduced during 2014. Further action is ongoing to mitigate exposure where possible.

The table below provides a breakdown of oil and gas sector exposure on both a CRA basis and total exposure (including committed but undrawn exposure and contingent obligations) basis by business segment.

	31 December 2014				31 December 2013
	CRA		Total		CRA		Total
	£m	%	£m	%	£m	%	£	%

Commercial Banking	671	6	1,035	4	772	8	1,203	5
Corporate and Institutional Banking	8,297	78	20,278	84	8,264	82	20,924	88
Citizens Financial Group	1,251	12	2,134	9	819	8	1,284	5
Others	101	1	243	1	144	1	276	1
RCR	352	3	457	2	145	1	147	1

	10,672	100	24,147	100	10,144	100	23,834	100

Of which: Lending exposure	7,744	73	17,695	73	6,996	69	16,693	70

During 2014, CFG's exposure to this sector increased, partly due to the transfer of £0.4 billion (total exposure) of oil and gas exposures from CIB.

The committed lending exposure included legal commitments to syndicated bank facilities, with tenors up to five years. These committed facilities are for general corporate purposes including funding of operating needs and capital expenditures. These facilities are available as long as counterparties remain compliant with the terms of the credit agreement. Contingent obligations relate to guarantees, letters of credit and suretyships provided to customers.

RBS had no high-yield bond underwriting positions as at 31 December 2014; it had a simple sub investment grade loan underwriting of $86 million in the Americas which, subsequent to the year end, had been syndicated.

At the year end, RBS's exposure to commodities financing was £1.0 billion, predominantly in relation to oil (£0.7 billion), metals (£0.2 billion) and coal (£0.1 billion).

Appendix 1 Capital and risk management

Key loan portfolios: Oil and gas (continued)

CIB oil and gas

Sub-sector and geography
The tables below provide a breakdown of CIB's oil and gas sector exposure which represents 84% of RBS's exposure to this sector (including committed but undrawn exposure) split by sub-sector and geography. The analysis is based on RBS's sector concentration framework.

		Western
		Europe	North	Asia	Latin
	UK	(excl. UK)	America	America	Pacific	CEEMA(1)	Total
31 December 2014	£m	£m	£m	£m	£m	£m	£m

Producers (incl. integrated oil companies)	833	1,101	4,822	263	115	848	7,982
Oilfield service providers	153	675	1,007	742	-	535	3,112
Other wholesale and trading activities	295	794	683	907	-	122	2,801
Refineries	1	177	2,700	591	141	67	3,677
Pipelines	96	48	2,359	49	33	121	2,706

	1,378	2,795	11,571	2,552	289	1,693	20,278

Including committed undrawn exposures

Of which: exploration and production (E&P)	145	3	3,118	115	150	37	3,568

31 December 2013

Producers (incl. integrated oil companies)	748	1,065	5,333	459	5	748	8,358
Oilfield service providers	180	835	1,078	507	61	323	2,984
Other wholesale and trading activities	297	915	553	893	-	147	2,805
Refineries	1	135	2,203	993	131	231	3,694
Pipelines	188	95	2,563	41	-	196	3,083

	1,414	3,045	11,730	2,893	197	1,645	20,924
Note:

(1)	Includes exposures to Central and Eastern Europe as well as the Middle East and Africa.

The sub-sector within which a customer operates is a primary consideration for assessing the credit risk of a customer. Current areas of focus are towards customers involved in exploration and production principally in producers (E&P) and oilfield service providers (OFS). E&P customers represent approximately 18% of CIB's exposure to the oil and gas sector and OFS customers represent 15%.

E&P is most immediately exposed to the oil price decline and E&P companies are the primary customers for the service providers and are experiencing an adverse impact on their financial performance from a reduced level of contracts and lower contract rates as well as pressure to re-price existing services.

The other principal components of RBS's exposure to producers are Integrated Oil Companies (IOC) and National Oil Companies (NOC). IOC and NOC are less vulnerable to the oil price decline due to scale, diversification and in the case of NOC, explicit support from governments.

Appendix 1 Capital and risk management

Key loan portfolios: CIB oil and gas (continued)

Asset quality
The table below provides a breakdown of the asset quality of CIB's oil and gas sector portfolios.

Asset quality - AQ band	31 December 2014
	£m	%

AQ1	3,948	20
AQ2	1,999	10
AQ3	3,455	17
AQ4	7,521	37
AQ5	2,035	10
AQ6	1,025	5
AQ7	293	1
Other	2	-

	20,278	100

At the year end, 83% of the portfolio exposure was investment grade (AQ1-AQ4).

The impact of continuing low oil prices on the credit quality of the portfolio is subject to ongoing review, including stress testing. RBS is in regular contact with customers to understand the impacts on them of a sustained low oil price. This activity is backed up by a suite of early warning indicators used to identify customers who may be experiencing financial difficulty.

At the year end, the proportion of RBS's total oil and gas portfolio, excluding RCR, designated as Watchlist Red (performing customers who show signs of declining creditworthiness and so require active management) was 0.4%, of which 0.02% was managed by Restructuring.

Shipping
RBS's exposure to the shipping sector, significantly all within RCR and CIB, declined 9% during the year, from £11.4 billion to £10.4 billion, as a result of scheduled loan repayments, secondary sales (RCR) and prepayments.

Of the total exposure to the shipping sector, £7.9 billion (31 December 2013 - £8.6 billion) related to asset backed ocean-going vessels. £5.7 billion of the asset-backed ocean-going vessel exposures were in CIB.

The main concentration risks were the bulk sector which represented 38% of the portfolio; tankers at 29% and containers at 17%. The remaining exposures comprised gas, including liquid petroleum gas (10%) and others (6%).

Conditions remained generally subdued during 2014. There has been a recent upturn in rates for tankers due to the fall in oil prices but difficulties remained for containers due to over supply. The majority of RBS's exposure is extended against security in vessels of recent build (average age across the portfolio of 6.4 years including RCR) with less than 3% of the CIB book being above 15 years of age. 87% of the portfolio was below 10 years.

A key protection for RBS is the minimum security covenant. The overall loan-to-value (LTV) on the portfolio was 77%. The LTV for the RCR portfolio was 92% and for the remaining portfolio 73%. In the CIB portfolio, approximately 20% of the portfolio had LTVs above 100%.

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Personal portfolios
This section summaries personal portfolios by type, segment and related credit metrics.

Overview of personal portfolios split by product type and segment

	31 December 2014					31 December 2013
		Ulster	Private				Ulster	Private
	UK PBB	Bank	Banking	CFG	Total	UK PBB	Bank	Banking	CFG	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages (1)	103,235	17,506	8,889	21,122	150,752	99,338	19,034	8,701	19,584	146,657
of which: interest only	24,287	1,263	6,357	9,929	41,836	25,439	2,069	5,968	9,272	42,748
of which: buy-to-let	11,602	2,091	1,388	147	15,228	9,073	2,242	1,024	241	12,580
of which: forbearance	4,873	3,880	100	409	9,262	5,446	2,782	127	373	8,728

Other lending (2)	12,335	591	5,186	10,924	29,036	13,760	740	5,353	8,302	28,155
of which: credit cards	4,951	192	124	952	6,219	5,766	212	129	945	7,052
of which: loans	5,020	322	4,298	1,933	11,573	5,357	421	4,656	1,712	12,146
of which: overdrafts	2,364	77	365	91	2,897	2,637	107	355	100	3,199
of which: auto loans	-	-	-	7,947	7,947	-	-	-	5,545	5,545

Total	115,570	18,097	14,075	32,046	179,788	113,098	19,774	14,054	27,886	174,812

AQ10%	3.3%	20.3%	1.0%	1.4%	4.5%	3.9%	18.3%	0.7%	1.5%	4.9%

Notes:

(1)	It is possible for a mortgage loan to appear in more than one category.
(2)	There are other less material categories of personal lending not listed.

Overview of impairments and REIL
	31 December 2014				31 December 2013
		Ulster	Private			Ulster	Private
	UK PBB	Bank	Banking	CFG	UK PBB	Bank	Banking	CFG

Loan impairment charge as a
% of gross customer loans
and advances
Mortgages	-	(1.0%)	0.1%	0.2%	-	1.2%	-	0.5%
Other lending	2.0%	2.9%	(0.1%)	0.8%	1.8%	2.2%	0.6%	1.0%

Loan impairment provisions (£m)
Mortgages	217	1,413	27	146	259	1,726	33	123
Other lending	1,515	104	35	49	1,671	187	50	33

Risk elements in lending (£m)
Mortgages	1,218	3,362	95	949	1,702	3,235	116	761
Other lending	1,520	110	80	195	1,863	193	80	148

The most significant personal portfolio - residential mortgages is detailed below.

Appendix 1 Capital and risk management

Key loan portfolios (continued)

Residential mortgages
Total gross mortgage lending of £150.6 billion (31 December 2013 - £148.5 billion) represented 36% of gross customer lending of £412.8 billion (31 December 2013 - £417.8 billion). The table below shows LTVs for RBS's major residential mortgage portfolio totalling £150.8 billion (31 December 2013 - £146.7 billion) split between performing (AQ1-AQ9) and non-performing (AQ10) and also interest only (IOL), with the average LTV calculated on a weighted value basis. Loan balances are shown at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	UK PBB				Ulster Bank				Private Banking				CFG (1)
LTV ratio by value				of which:				of which:				of which:				of which:
	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2014
<= 50%	34,889	430	35,319	7,802	2,529	188	2,717	100	3,493	14	3,507	2,727	4,498	77	4,575	1,792
> 50% and <= 70%	38,355	783	39,138	9,935	2,316	203	2,519	118	3,667	14	3,681	2,711	6,601	105	6,706	3,436
> 70% and <= 90%	23,660	705	24,365	4,978	2,856	276	3,132	184	1,379	24	1,403	679	6,350	141	6,491	3,372
> 90% and <= 100%	2,837	187	3,024	1,071	1,406	174	1,580	101	64	9	73	44	1,256	48	1,304	624
> 100% and <= 110%	609	73	682	413	1,404	203	1,607	127	33	5	38	35	672	24	696	311
> 110% and <= 130%	143	29	172	104	2,382	512	2,894	295	15	9	24	22	516	17	533	191
> 130% and <= 150%	27	2	29	4	1,554	547	2,101	218	12	1	13	12	119	4	123	32
> 150%	-	-	-	-	481	475	956	120	22	3	25	22	64	3	67	14

Total with LTVs	100,520	2,209	102,729	24,307	14,928	2,578	17,506	1,263	8,685	79	8,764	6,252	20,076	419	20,495	9,772
Other (2)	486	20	506	(20)	-	-	-	-	124	1	125	105	624	3	627	157

Total	101,006	2,229	103,235	24,287	14,928	2,578	17,506	1,263	8,809	80	8,889	6,357	20,700	422	21,122	9,929

Total portfolio average LTV (3)	57%	67%	57%		88%	115%	92%		51%	80%	51%		67%	73%	67%

Average LTV on new
originations during the year (3)			71%				75%				48%				68%

For the notes to this table refer to the following page.

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

	UK PBB				Ulster Bank				Private Banking				CFG (1)
LTV ratio by value				Of which:				Of which:				Of which:				Of which:
	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL	AQ1-9	AQ10	Total	IOL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

31 December 2013
<= 50%	26,392	313	26,705	5,977	2,025	170	2,195	113	3,400	16	3,416	2,561	4,669	98	4,767	2,146
> 50% and <= 70%	34,699	591	35,290	9,280	1,837	195	2,032	118	3,397	20	3,417	2,332	5,529	89	5,618	2,929
> 70% and <= 90%	28,920	854	29,774	6,909	2,326	288	2,614	206	1,337	44	1,381	660	5,553	110	5,663	3,019
> 90% and <= 100%	4,057	315	4,372	1,846	1,214	162	1,376	122	87	7	94	65	1,309	39	1,348	525
> 100% and <= 110%	1,790	182	1,972	1,039	1,302	182	1,484	129	87	15	102	96	752	22	774	223
> 110% and <= 130%	552	100	652	382	2,509	461	2,970	332	27	6	33	30	637	17	654	144
> 130% and <= 150%	37	5	42	6	2,202	549	2,751	425	4	4	8	7	183	5	188	32
> 150%	-	-	-	-	2,385	1,227	3,612	624	24	6	30	26	102	4	106	20

Total with LTVs	96,447	2,360	98,807	25,439	15,800	3,234	19,034	2,069	8,363	118	8,481	5,777	18,734	384	19,118	9,038
Other (2)	511	20	531	-	-	-	-	-	215	5	220	191	463	3	466	234

Total	96,958	2,380	99,338	25,439	15,800	3,234	19,034	2,069	8,578	123	8,701	5,968	19,197	387	19,584	9,272

Total portfolio average LTV (3)	62%	75%	62%		103%	130%	108%		51%	77%	51%		67%	69%	67%

Average LTV on new originations
during the year (3)			67%				73%				52%				68%

Notes:

(1)	Includes residential mortgages and home equity loans and lines.
(2)	Where no indexed LTV is held.
(3)	Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Key points

UK PBB

•
The UK personal mortgage portfolio increased by 4% to £103.2 billion, of which £91.6 billion (31 December 2013 - £90.3 billion) was owner-occupied and £11.6 billion (31 December 2013 - £9.0 billion) buy-to-let.

•
Based on the Halifax Price Index at September 2014, the portfolio average indexed LTV by volume was 50.4% (31 December 2013 - 54.1%) and 57.3% by weighted value of debt outstanding (31 December 2013 - 62.0%). The ratio of total outstanding balances to total indexed property valuations was 41.5% (31 December 2013 - 45.1%).

•
Fixed interest rate products of varying time durations accounted for approximately 56%, with 3% a combination of fixed and variable rates and the remainder variable rate. Approximately 19% of owner-occupied mortgages were on interest only terms with a bullet repayment and 7% were on a combination of interest only and capital and interest.

•
During 2014 buy-to-let balances increased by £2.6 billion (28.2%) in support of UK PBB's growth strategy with new business subject to rental cover and loan-to-value risk appetite requirements.  Approximately 63% of buy-to-let mortgages were on interest only lending terms with a bullet repayment, 34% repayable by regular capital and interest repayments and the remaining 3% a combination of interest only and capital and interest. Buy-to-let lending includes lending to customers who were originally owner occupiers who subsequently, with the agreement of RBS, let out the property to a third party, this represents 26.5% of buy-to-let mortgages.

•	The portfolio average indexed LTV improved from 62.0% to 57.3%. Within owner-occupied, the average LTV by weighted value improved from 61.6% to 57.0% and within buy-to-let from 66.0% to 59.6%.
•
Gross new mortgage lending of £19.7 billion (31 December 2013 - £14.4 billion) had an average LTV by weighted average of 70.5%, which was higher than 2013 (66.6%), reflecting growth in the market and RBS's strong support for the Help To Buy scheme. Within this: owner-occupier lending was £16.6 billion (31 December 2013 - £13.2 billion) and had an average LTV by weighted average of 71.7% (31 December 2013 - 66.9%). Buy-to-let lending was £3.1 billion (31 December 2013 - £1.3 billion) with an average LTV by weighted value of 63.9% (31 December 2013 - 63.0%).

•
All new mortgage business is subject to a comprehensive assessment which includes: i) an affordability test; ii) credit scoring; iii) a maximum loan-to-value of 90% (75% on buy-to-let), with the exception of government-backed schemes, for example Help To Buy and New Buy, where lending of up to 95% is provided: and iv) a range of policy rules that restrict the availability of credit to riskier borrowers.

•
The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls after property sale), fell from 1.3% to 1.0%. The number of repossessions was also lower (1,129 compared with 1,532 in 2013). The arrears rate for buy-to-let mortgages was 0.6% (31 December 2013 - 0.9%).

•
There was an overall release of impairment provision of £26 million. This compares to a charge of £31 million in 2013 and reflects improvements in underlying asset quality, including house price increases.

Ulster Bank

•
Of Ulster Bank's portfolio of £17.5 billion, 86% was in the Republic of Ireland and 14% in Northern Ireland. At constant exchange rates, the portfolio decreased 2.4% during the year as a result of amortisation.

•	The assets included £2.1 billion (12%) of residential buy-to-let loans.

Appendix 1 Capital and risk management

Key loan portfolios: Residential mortgages (continued)

Ulster Bank (continued)

•	The interest rate product mix was approximately 64% on tracker rate products, 23% on variable rate products and 13% on fixed rate.

•	Interest only represented 7% of the total portfolio.

•	Ulster Bank stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012.

•
The average individual LTV on new originations was 75% in 2014, (2013 - 73%); the volume of new business increased from £438 million in 2013 to £618 million in 2014. The maximum LTV available to Ulster Bank customers was 90%.

•
Based on updated house price indices as at October 2014, the portfolio average indexed LTV improved from 108% to 92% during 2014, reflecting positive house price index trends over the last 12 months. In particular, the Republic of Ireland house price index increased by 16% during 2014, with the Irish market being led by the Dublin area, where the index increased by 22% during the year. The Republic of Ireland house price index is 38% below its peak, which was in September 2007.

•	The average LTV of new business for owner occupier mortgages was 75%, compared to 69% for buy-to-let.

•	Indexed loan to value, excluding 2014 new business, was 93% as at 31 December 2014.

•	Repossessions increased to 497 in 2014 from 262 in 2013.

•
Ulster Bank provisioning methodology used a point-in-time provision rate based on the latest available house price index prepared by the Central Statistics Office. This is used to create an indexed valuation at property level, which also takes into account costs of realisation and a discount for forced sales, and is one of the primary factors used in the determination of the likely size of the loss upon crystallisation. Loss likelihood rates are also determined and (amongst other considerations) assess whether an active forbearance arrangement is in place. The provision rate is then a combination of these measures and is updated as required depending on the movement of the drivers applied as part of the methodology.

•	REIL increased from £3.2 billion to £3.4 billion primarily reflecting higher forbearance arrangements. Provision coverage was lower at 41% (2013 - 53%) reflecting an increase in collateral values.

CFG

•
The mortgage portfolio consisted of £7.8 billion of residential mortgages (1% in second lien position) and £13.3 billion of home equity loans and lines of credit (HELOC) - first and second liens. Home equity consisted of 45% in first lien position. A Serviced By Others (SBO) portfolio, which is predominantly (95%) second lien, is included in the home equity book.

•
CFG continued to focus on its 'footprint states' of New England, Mid-Atlantic and Mid-West regions. At 31 December 2014, the portfolio consisted of £17.1 billion (82% of the total portfolio) within footprint.

•	The SBO portfolio, which was closed to new purchases in the third quarter of 2007, decreased from £1.4 billion to £1.3 billion.

•	The overall mortgage portfolio credit characteristics are stable with a weighted average LTV of 67% at 31 December 2014. The weighted average LTV of the portfolio, excluding SBO, was 65%.

Appendix 1 Capital and risk management

Market risk
Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both. For a description of market risk framework, governance, policies and methodologies, refer to the Risk and balance sheet management - Market risk section in the 2013 Annual Report and Accounts. There were no material changes to market risk methodologies or models during the year ended 31 December 2014.

Overview
RBS's traded market risk profile decreased significantly, with market risk limits being reduced across all businesses, in some instances by 50-60%. These reductions resulted from:

●	The creation of RCR and consequent accelerated wind-down of capital-intensive and potentially volatile exposures; and
●	In relation to CIB:

	○	the continuing run-down of non-strategic products and exposures in the run-off and recovery business set up towards the end of 2013; and
	○	the decision to exit the US asset backed product (ABP) trading business.

Risk measurement improvements continued. Credit and funding valuation adjustments were included in the internal measure of RBS's value-at-risk.  Previously, only associated hedges were included. The change in scope reflects a more comprehensive economic view of the risk.

RBS continued to manage its non-traded market risk exposures within risk limits throughout the year. Although the restructure of customer facing businesses in 2014 did not affect underlying non-traded market risk exposures, the planned divestment of CFG is expected to reduce structural interest rate and foreign exchange risk exposures.

Longer-term interest rates remained at historically low levels during 2014. RBS maintained its structural hedge of invested equity and rate-insensitive customer deposit portfolios. The aim of the hedge is to stabilise interest earnings. During the year, the duration profile of the hedge did not change materially but action was taken to match the hedge's currency profile more closely to underlying balance sheet exposures.

Appendix 1 Capital and risk management

Trading portfolios

Value-at-risk
The tables below analyse the internal value-at-risk (VaR) for trading portfolios segregated by type of market risk exposure, and between CIB and RCR or Non-Core.

	Year ended
	31 December 2014				31 December 2013
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	17.4	16.9	39.8	10.8	37.2	44.1	78.2	19.1
Credit spread	23.1	14.2	42.8	13.4	60.0	37.3	86.8	33.3
Currency	4.7	5.5	9.7	1.0	8.6	6.5	20.6	3.6
Equity	3.0	3.7	6.5	1.2	5.8	4.1	12.8	3.2
Commodity	0.6	0.4	2.5	0.3	0.9	0.5	3.7	0.3
Diversification (1)		(18.2)				(23.7)

Total	27.8	22.5	58.2	17.1	79.3	68.8	118.8	42.1

CIB	26.3	21.3	48.8	15.5	64.2	52.4	104.6	35.6
RCR	4.5	3.0	16.2	2.6	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	n/a	19.3	15.2	24.9	14.9

Note:

(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•	The total traded VaR decreased significantly in 2014 compared with 2013, on both a period end and average basis, for the following two key reasons:
○
the inclusion of credit valuation adjustment (CVA) and funding valuation adjustment (FVA) trades in internal VaR measure in February 2014 which primarily affected Q1 2014. Prior to this change, VaR was higher as only the associated hedges, which had a risk-additive impact on overall trading book exposures, were captured in the internal risk management framework.

○
the decision to exit the US ABP trading business and the unwinding of equity positions in Run-off & Recovery within CIB in line with the exit strategy which largely affected the last three quarters of the year.

•	The declines in interest rate and credit spread VaR were also affected by specific factors:
	○	Interest rate VaR declined in Q1 2014 due to reduced risk appetite for flow market-making in the Rates business in CIB.
	○	Credit spread VaR declined in H2 2014, because the volatile credit spread series rolled out of the 500-day window for VaR.
•
Total VaR was notably volatile in the second half of the year, largely as a result of heightened geopolitical risks given the Ukraine/Russia crisis and Middle East tensions and developments in the Eurozone periphery.

•
The decrease in the average and period end RCR VaR reflects the inclusion of CVA and FVA trades in the calculation of internal VaR and the accelerated wind-down of capital-intensive and potentially volatile exposures.

Appendix 1 Capital and risk management

Trading portfolios (continued)

Capital charges
The total market risk minimum capital requirement calculated in accordance with CRR was £1,917 million at 31 December 2014 and represents 8% of the corresponding RWA amount, £24 billion. It comprises a number of regulatory capital requirements split into two categories: (i) the Pillar 1 model-based position risk requirement (PRR) of £1,458 million, which in turn comprises several modelled charges; and (ii) the standardised PRR of £459 million, which also has several components.

The contributors to the Pillar 1 model-based PRR are presented in the table below. Following the implementation of the CRR on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges, namely VaR, stressed VaR and the incremental risk charge. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

					Basel 2.5
					31 December
	CRR				2013
	Average	Maximum	Minimum	Period end	Period end
Year ended 31 December 2014	£m	£m	£m	£m	£m

Value-at-risk	323	527	232	329	576
Stressed VaR (SVaR)	681	856	511	511	841
Incremental risk charge (IRC)	402	530	299	299	443
All price risk	2	6	-	-	8
Risk not in VaR (RNIV)	412	472	319	319	218

				1,458	2,086

Key points

•	Overall, the Pillar 1 model-based PRR declined by 30% during 2014, driven by reductions in the VaR and SVaR charges and the IRC, offset somewhat by an increase in the RNIV charge

•
The decrease in the VaR and SVaR charges was primarily driven by the removal of the CVA eligible hedges (as noted above) in Q1 and ongoing risk reduction in Q2 and Q3 relating to the asset backed product portfolio as part of the risk reduction strategy.

•	The IRC declined by 33%, notably in Q4 reflecting a reduced exposure to the Eurozone periphery and continued risk reduction in the US ABP portfolio.

•
Given the reduction in the size of the correlation trading portfolio, RBS ceased using an internal model for all price risk during Q2. With the PRA's approval, all remaining open risk is now capitalised under standardised rules.

•
The RNIV charge increased by 46% year on year. This was primarily due to the removal of the materiality threshold in Q1 and hence all RNIVs are now subject to capital requirements, following  agreement with the PRA. This initial increase was partially offset by risk reductions across the portfolio in H2.

	31 December	31 December
	2014	2013
Capital requirements relating to RNIV	£m	£m

Risks not in VaR	57	30
Risks not in SVaR	79	39
Stressed RNIV	183	149

	319	218

Appendix 1 Capital and risk management

Non-trading portfolios

Non-trading VaR
The average VaR for RBS's non-trading book, predominantly comprising available-for-sale portfolios, was £4.6 million during 2014 compared with £9.2 million during 2013. This was largely driven by a decline in the credit spread VaR in Q1, which partly reflected a decision to switch some of the securities held as collateral from floating-rate notes issued by financial institutions to government bonds during March, as part of RWA reduction. A further driver of the decline, which largely affected the last three quarters of the year, was the decision to reduce the US ABP business in line with the exit strategy. The period end VaR decreased from £5.0 million at 31 December 2013 to £3.8 million at 31 December 2014 for the reasons explained above.

Structured credit portfolio
The structured credit portfolio is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £0.4 billion and £0.3 billion respectively (31 December 2013 - £0.7 billion and £0.5 billion), reflecting the sale of underlying assets, primarily consumer ABS, RMBS and CLOs/CDOs, in line with RCR strategy.

Non-traded interest rate risk
Non-traded interest rate risk affects earnings arising from banking activities. This excludes positions in financial instruments which are classified as held-for-trading. The methodology relating to interest rate risk is detailed in the 2013 Annual Report and Accounts.

Non-traded interest rate risk VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings at risk measures. VaR relating to non-traded interest rate risk for RBS's retail and commercial banking activities at a 99% confidence level and a currency analysis at the period end were as follows:

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m

31 December 2014	50	23	79	23
31 December 2013	45	51	57	30

			31 December	31 December
			2014	2013
			£m	£m

Euro			2	4
Sterling			12	19
US dollar			27	44
Other			3	2

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Key points

•
The decline in VaR between the end of 2013 and the end of 2014 reflects RBS policy to reduce economic exposure to changes in interest rates. This notably related to US dollar and sterling interest rate exposures.

•
The reduction in exposure was achieved in the second half of the year through both hedging and the utilisation of naturally arising balance sheet offsets, such as the increase in net free reserves following the IPO of CFG. This resulted in period end VaR decreasing significantly more than the average for the year.

•	These movements remained well within the Group's approved market risk appetite.

Sensitivity of net interest income
Earnings sensitivity to rate movements is derived from a central forecast over a twelve month period. Market implied forward rates and new business volume, mix and pricing consistent with business assumptions are used to generate a base case earnings forecast.

The following table shows the sensitivity of net interest income, over the next twelve months, to an immediate upward or downward change of 100 basis points to all interest rates. In addition, the table includes the impact of a gradual 400 basis point steepening (bear steepener) and a gradual 300 basis point flattening (bull flattener) of the yield curve at tenors greater than a year.

The scenarios represent annualised interest rate stresses of a scale deemed sufficient to trigger a modification in customer behaviour. The asymmetry in the steepening and flattening scenarios reflects the difference in the expected behaviour of interest rates as they approach zero.

						Of which CFG
	Euro	Sterling	US dollar	Other	Total	US Dollars
31 December 2014	£m	£m	£m	£m	£m	£m

+ 100 basis point shift in yield curves	(28)	347	214	(17)	516	154
- 100 basis point shift in yield curves	(34)	(298)	(87)	(12)	(431)	(85)
Bear steepener					406	105
Bull flattener					(116)	(58)

31 December 2013

+ 100 basis point shift in yield curves	59	416	175	31	681	183
- 100 basis point shift in yield curves	(29)	(333)	(82)	(15)	(459)	(76)
Bear steepener					403	122
Bull flattener					(273)	(88)

Key points

•	Interest rate exposure remains asset sensitive, such that rising rates will have a positive impact on net interest income.

•
The decreased sensitivity to parallel shifts in the yield curve over a 12 month horizon is due to increased exposure to fixed rate assets and changes in assumptions regarding the impact on customer pricing.

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Structural hedging
Banks generally have the benefit of a significant pool of stable, non and low interest bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed rate assets or by the use of interest rate swaps, in order to provide a consistent and predictable revenue stream.

RBS targets a weighted average life for these economic hedges. This is accomplished using a continuous rolling maturity programme, which is primarily managed by Treasury to achieve the desired profile. The maturity profile of the hedge aims to reduce the potential sensitivity of income to rate movements. The structural hedging programme is RBS-wide, capturing the position in the UK banking businesses and regulated subsidiaries in other jurisdictions.

Product hedging
Product structural hedges are used to minimise the volatility on earnings related to specific products, primarily customer deposits. The balances are primarily hedged with medium-term interest rate swaps, so that reported income is less sensitive to movements in short-term interest rates. The size and term of the hedge are based  on the stability of the underlying portfolio.

The table below shows the impact on net interest income associated with product hedges managed by RBS Treasury. These relate to the main UK banking businesses except Private Banking. The figure shown represents the incremental contribution of the hedge relative to short-term wholesale cash rates.

Net interest income	31 December	31 December
	2014	2013
	£m	£m

UK Personal & Business Banking	393	387
Commercial Banking	180	121
Corporate & Institutional Banking	75	77

Total product hedges	648	585

Key points

•
The incremental impact of product hedges on net interest income remained positive in 2014, increasing from £585 million to £648 million. Throughout the year, short term wholesale cash rates remained at or close to historical low levels. The notional size of the hedge increased from £48 billion to £64 billion. The scope of the hedging programme was extended to cover not only customer current accounts but also customer savings deposits. The incremental yield on the portfolio above 3-month LIBOR fell from 1.2% to 1.0%, largely as a result of the one-off effect of establishing the new hedge. At end-December 2014, the equivalent incremental yield available in the market was 0.8% compared with 1.5% at the end of 2013.

•	Across RBS, banking book exposure to medium-term fixed rates fell during 2014. The increased exposure established by the product hedge was offset by reducing exposure in Treasury.

Appendix 1 Capital and risk management

Non-trading portfolios (continued)

Equity hedging
Equity structural hedges are used to minimise the volatility on earnings arising from returns on equity. The hedges managed by Treasury relate mainly to the UK banking businesses and contributed £0.8 billion to these businesses in 2014 (31 December 2013 - £0.8 billion), which is an incremental benefit relative to short-term wholesale cash rates. The size of the hedge increased from £39 billion in 2013 to £41 billion in 2014. The fall in yield mainly results from reinvestment of maturing hedges at lower rates.

Foreign exchange risk
The table below shows structural foreign currency exposures.

					Structural
			Net assets		foreign currency		Residual
	Net assets		of overseas	Net	exposures		structural
	of overseas		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI	excluding NCI	hedges	hedges	hedges (2)	exposures
31 December 2014	£m	£m	£m	£m	£m	£m	£m

US dollar	11,402	(2,321)	9,081	(3,683)	5,398	(4,034)	1,364
Euro	6,076	(39)	6,037	(192)	5,845	(2,081)	3,764
Other non-sterling	4,178	(456)	3,722	(2,930)	792	-	792

	21,656	(2,816)	18,840	(6,805)	12,035	(6,115)	5,920

31 December 2013

US dollar	16,176	-	16,176	(1,581)	14,595	(3,808)	10,787
Euro	6,606	(9)	6,597	(190)	6,407	(2,226)	4,181
Other non-sterling	4,233	(372)	3,861	(3,185)	676	-	676

	27,015	(381)	26,634	(4,956)	21,678	(6,034)	15,644

Notes:

(1)	NCI represents the structural foreign exchange exposure not attributable to owners equity, which consisted mainly of CFG in US dollar in 2014 (31 December 2013: mainly RFS MI in other non-sterling).
(2)	Economic hedges mainly represent US dollar and euro preference shares in issue that are treated as equity under IFRS and do not qualify as hedges for accounting purposes.

Key points

•
Structural foreign currency exposure at 31 December 2014 was £12.0 billion and £5.9 billion before and after economic hedges, respectively, £9.6 billion and £9.7 billion lower than at 31 December 2013, of which £7.5 billion related to CFG. Movements in structural foreign currency exposure result from changes in the net assets of overseas operations, non-controlling interests and net investment hedges.

•	Net assets of overseas operations declined by £5.4 billion, largely due to write-downs relating to CFG and US deferred tax assets.

•	Non-controlling interests increased by £2.4 billion, as a result of the partial disposal of CFG during the year.

•	Net investment hedges increased by £1.8 billion, primarily due to an increase in US dollar hedging to manage the disposal of CFG.

•	Economic hedges, which mainly consist of equity capital securities in issue, remained broadly unchanged.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.6 billion in equity (2013 - £1.1 billion), while a 5% weakening would result in a loss of £0.6 billion in equity (2013 - £1 billion).

Appendix 1 Capital and risk management

Country risk
Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. Refer to the Annual Report and Accounts: Credit risk for other types of concentration risk such as product, sector or single-name concentration and Country risk for governance, monitoring, management and definitions.

Overview
The comments below relate to changes in country exposures in 2014 unless indicated otherwise.
●
Net balance sheet and off-balance sheet exposure to most countries declined across most products. RBS maintained a cautious stance and many clients continued to reduce debt levels. The euro depreciated against sterling by 6.5% while the US dollar appreciated by 5.9%.

●
Total eurozone net balance sheet exposure decreased by £4.9 billion or 5% to £97.6 billion.  Reductions in eurozone periphery countries and in net lending in other countries were partly offset by increases in debt securities in Germany and France. The main reductions were in lending to corporate clients (mostly in Ireland, Germany, Spain and France) and to the Irish personal sector; in cash deposits held with central banks in Germany and the Netherlands; in available-for-sale (AFS) debt securities issued by Spanish and Dutch financial institutions; and in net held-for-trading (HFT) government bond positions in Italy and Spain. Net HFT debt securities in Germany, France, the Netherlands, Belgium and a few other countries increased, driven by trading activity and auctions. Notional bought and sold CDS decreased significantly, primarily as a result of novations. On balance, net bought CDS protection on eurozone exposures increased by £1.3 billion; this largely related to hedging of the credit valuation adjustment on uncollateralised or under-collateralised positions, the fair value of which increased, driven by much lower interest rates and a stronger US dollar. Net lending exposure in RCR fell to £4.1 billion for the eurozone as a whole, including £2.0 billion in Ireland, £0.8 billion in Spain and £0.6 billion in Germany, with CRE accounting for broadly half of the total.

●	Eurozone periphery net balance sheet exposure decreased by £10.4 billion to £31.4 billion.
○
Ireland - net balance sheet exposure fell by £3.7 billion or 14% to £22.6 billion, with exposure to corporates and households decreasing by £3.3 billion and £1.2 billion respectively, reflecting sales, repayments and write-offs (partly offset by impairment write-backs) plus currency movements. Provisions fell by £2.2 billion to £8.5 billion, reflecting improved collateral values. Cash deposits with the Central Bank of Ireland increased by £0.5 billion as part of Ulster Bank's preparations for the new CRR liquidity coverage ratio requirements which come into effect in 2015.

○
Italy - exposure fell by £0.9 billion to £4.2 billion, largely reflecting fluctuations in net HFT. Most AFS government bonds were sold, and lending and derivatives exposure to non-bank financial institutions fell by £0.5 billion. Net derivatives exposure to banks increased by £1.2 billion, driven by the acquisition of a (fully cash-collateralised) exposure from another bank.

○
Spain - exposure decreased by £5.8 billion to £3.3 billion, largely due to sales of €4.8 billion (mostly covered bonds) from the RBS N.V. liquidity portfolio, under favourable market conditions. These sales also reduced concentrations in Spanish banks and CRE. Net HFT debt exposure and lending to the construction, telecom and other sectors also fell.

	○	Portugal - exposure was stable at £0.8 billion. HFT debt securities increased as trading returned but remained small.

Appendix 1 Capital and risk management

Overview and key developments (continued)
○
Greece - exposure was essentially unchanged at £0.4 billion. This comprised mostly collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies. Net of collateral held under credit support annex and reflecting the effect of credit agency cover and parental guarantees, total committed exposure was approximately £120 million net of provisions, mostly in RCR. Contingency planning, including any potential operational and system changes, has been refreshed to ensure readiness for any downside scenario.

	○	Funding mismatches - material estimated funding mismatches at risk of redenomination at 31 December 2014 were:
- Ireland £4.0 billion (down from £6.5 billion due to reduced lending).
- Spain £0.5 billion (down from £6.5 billion, largely due to the reduction in AFS securities).
- Italy £1.5 billion (up from £0.5 billion due to higher derivatives exposure, lower euro deposits and as the central bank funding line was no longer used).
- Portugal £0.5 billion (slightly up due to higher debt trading).

The net positions for Greece and Cyprus were minimal. With the possible exception of Greece, risks of eurozone break-up (redenomination events) have materially receded since 2011-2012, owing to major improvements in liquidity conditions, driven by the availability of substantial new tools for the European Central Bank, the establishment of the European Stability Mechanism and member countries' progress on reducing imbalances.

•
Germany - net balance sheet exposure rose by £2.9 billion to £26.6 billion, as a result of increases in net HFT exposure, AFS debt securities and derivatives exposure to non-bank financial institutions. This was partially offset by decreases in corporate lending (particularly in CRE) and to securitisation vehicles, and in cash deposits with the Bundesbank. Off-balance exposure decreased by £1.1 billion, mostly in the insurance and corporate sectors. Government bond holdings were £14.1 billion (AFS - £6.7 billion; HFT long positions - £7.4 billion) at the end of the year.

•
France - net balance sheet exposure rose by £2.2 billion to £16.1 billion, mainly reflecting debt trading fluctuations and increased derivatives exposure to banks and SFT. Lending to the public, CRE and telecommunications sectors decreased. RBS had £6.8 billion government bond holdings at 31 December 2014 (AFS - £1.1 billion; HFT long positions - £5.7 billion). Off-balance exposure fell by £1.2 billion to £8.6 billion, particularly in the corporate and government sectors.

•
Netherlands - net balance sheet exposure fell by £1.2 billion to £14.7 billion, as a result of reductions in AFS debt securities in the RBS N.V. liquidity portfolio and in cash deposits held with the central bank, as RBS N.V.'s liquidity needs decreased in line with balance sheet reductions. Net HFT exposure rose by £1.7 billion through normal market fluctuations while derivatives exposure increased by £1.1 billion to £6.8 billion, largely driven by business with a few major banks.

•	Belgium - net balance sheet exposure increased by £0.8 billion to £3.6 billion, mostly in HFT government bonds and derivatives exposure to banks.

•	Other eurozone - net HFT government bonds increased by £0.6 billion to £0.9 billion, reflecting increased long positions.

Appendix 1 Capital and risk management

Overview and key developments (continued)

•
Japan - HFT government bond exposure increased by £3.2 billion to £3.0 billion, driven by market fluctuations. This rise was partly offset by reductions in central bank deposits, in corporate and bank lending, and in derivatives and SFT exposure to financial institutions. In 2015, RBS will be closing its onshore trading business and withdrawing from Japanese government primary bonds dealership activity.

•
China - lending to banks and off-balance sheet exposure decreased by £1.9 billion and £1.2 billion respectively to £0.7 billion and £0.5 billion, mostly in trade finance, driven by more stringent capital requirements and an effort by RBS to improve average returns in a highly competitive environment. Given concerns about economic risks, RBS undertook stress testing across both financial institutions and corporate portfolios and started setting early warning indicators and action plans.

•
India - net balance sheet exposure fell by £1.7 billion to £2.0 billion, with reductions in corporate lending, particularly in the oil and gas and mining & metals sectors, and in lending to banks, largely trade finance. The reductions in part reflected increasing capital requirements and sales of low-yielding assets.

•
Russia - net balance sheet exposure was £1.8 billion and included £0.9 billion corporate lending and £0.7 billion bank lending, around half of which was fully hedged. Internal ratings were reviewed, additional credit restrictions placed on new business, and limits adjusted downwards. Exposures were reviewed against all international sanctions.

•	South Korea - net lending to banks and corporate clients decreased by £0.4 billion, reflecting a greater focus on capital efficiency. Net balance sheet exposure was £1.3 billion.

•	Turkey - net balance sheet exposure fell by £0.4 billion to £1.2 billion, mainly reflecting lower lending to corporates.

•
Shipping - exposures relating to ocean-going vessels are not included in the country risk disclosures as they cannot be meaningfully assigned to specific countries. RBS's shipping portfolio of £10.4 billion (refer to the Credit risk section for more details) is predominantly US dollar-denominated and under English law, and is not expected to be affected by specific country events.

Appendix 1 Capital and risk management

Summary of country exposures

	Net balance sheet exposure							Analysis of net balance sheet exposures					Off-		CDS
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	notional less	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	fair value	Derivatives	SFT
31 December 2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	239	587	726	839	5,653	14,593	22,637	21,176	56	413	991	1	2,922	25,559	(48)	2,330	1,464
Italy	112	15	2,519	368	1,187	25	4,226	1,095	169	5	2,957	-	2,031	6,257	(625)	9,192	823
Spain	251	-	583	164	2,184	88	3,270	2,024	47	364	835	-	1,923	5,193	(312)	3,913	422
Portugal	111	-	246	97	322	8	784	282	20	152	330	-	222	1,006	(155)	390	613
Greece	8	-	258	1	92	17	376	63	-	8	305	-	23	399	(8)	416	-
Cyprus	-	-	-	-	113	14	127	108	-	-	19	-	16	143	-	19	-

Eurozone
periphery	721	602	4,332	1,469	9,551	14,745	31,420	24,748	292	942	5,437	1	7,137	38,557	(1,148)	16,260	3,322
																-	-
Germany	12,301	2,681	3,940	5,496	2,083	86	26,587	4,601	7,121	5,653	8,317	895	6,090	32,677	(1,749)	39,275	8,704
France	5,203	3	7,089	1,924	1,774	81	16,074	2,931	1,951	4,034	6,392	766	8,586	24,660	(2,406)	41,132	17,598
Netherlands	72	926	5,557	5,981	2,130	29	14,695	3,582	1,690	2,509	6,830	84	9,323	24,018	(815)	20,986	3,573
Belgium	803	3	2,330	93	396	21	3,646	579	274	375	2,334	84	858	4,504	(219)	3,374	932
Luxembourg	(1)	19	556	645	781	5	2,005	968	329	70	461	177	1,475	3,480	(53)	701	2,628
Other	1,689	19	762	132	533	16	3,151	612	456	930	1,148	5	1,047	4,198	(562)	4,818	302

Total
eurozone	20,788	4,253	24,566	15,740	17,248	14,983	97,578	38,021	12,113	14,513	30,919	2,012	34,516	132,094	(6,952)	126,546	37,059

Japan	3,257	1,007	1,927	514	325	33	7,063	1,633	3	3,043	2,358	26	844	7,907	(25)	10,129	10,005
China	329	130	1,011	363	1,674	41	3,548	2,886	243	62	243	114	531	4,079	(4)	244	4,770
India	526	85	133	156	1,053	36	1,989	1,336	415	132	106	-	639	2,628	(47)	180	-
Russia	39	14	711	101	915	50	1,830	1,673	39	-	118	-	167	1,997	(166)	202	-
South Korea	319	6	507	108	397	3	1,340	639	203	167	331	-	450	1,790	106	600	29
Turkey	90	71	217	103	716	19	1,216	1,160	44	5	7	-	130	1,346	(36)	40	1,209

These tables show RBS exposure at 31 December 2014 and 31 December 2013 by country of operation of the counterparty, except exposures to governments and individuals which are shown by country of residence. Balance sheet exposures are now shown net of loan impairment provisions and prior period data have been revised and presented on the same basis. Countries shown are those where the balance sheet exposure exceeded £1 billion and which had ratings of A+ or below from Standard and Poor's, Moody's or Fitch at 31 December 2014, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos). Refer to the 2013 Annual Report and Accounts for definitions, including securities financing transactions (SFT).

Appendix 1 Capital and risk management

Summary of country exposures (continued)

	Net Balance sheet exposure							Analysis of net balance sheet exposures					Off-
	Govt	Central	Other	Other				Net	Debt securities		Net		balance	Total	CDS notional	Gross
		banks	banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure	less fair value	Derivatives	SFT
31 December 2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	188	116	688	561	8,973	15,821	26,347	24,893	233	248	900	73	2,711	29,058	(166)	2,476	2,329
Italy	1,676	22	1,329	891	1,171	26	5,115	1,582	519	1,240	1,774	-	1,962	7,077	(734)	7,183	527
Spain	858	-	3,439	1,405	3,093	293	9,088	3,084	4,162	853	989	-	1,981	11,069	(444)	4,128	2,126
Portugal	35	-	310	114	312	6	777	290	93	43	351	-	280	1,057	(163)	418	614
Greece	-	1	228	1	105	14	349	89	-	-	260	-	38	387	(12)	455	-
Cyprus	2	-	1	-	144	10	157	139	-	2	16	-	18	175	-	16	-

Eurozone
periphery	2,759	139	5,995	2,972	13,798	16,170	41,833	30,077	5,007	2,386	4,290	73	6,990	48,823	(1,519)	14,676	5,596

Germany	7,215	3,588	5,044	4,265	3,520	90	23,722	8,013	5,168	2,524	7,416	601	7,189	30,911	(1,340)	35,529	1,128
France	2,806	-	6,714	1,832	2,427	79	13,858	4,197	1,692	1,678	5,660	631	9,807	23,665	(1,747)	30,644	7,536
Netherlands	1,509	1,713	4,604	5,786	2,303	21	15,936	4,652	4,661	819	5,697	107	9,763	25,699	(356)	15,388	835
Belgium	106	-	1,995	267	431	2	2,801	713	443	(480)	2,123	2	1,170	3,971	(123)	2,966	594
Luxembourg	(1)	11	524	659	386	4	1,583	741	75	98	581	88	1,043	2,626	(58)	1,373	253
Other	1,075	22	654	160	783	18	2,712	879	510	331	918	74	1,202	3,914	(476)	3,554	622

Total
eurozone	15,469	5,473	25,530	15,941	23,648	16,384	102,445	49,272	17,556	7,356	26,685	1,576	37,164	139,609	(5,619)	104,130	16,564

Japan	(129)	1,600	2,240	830	687	34	5,262	2,795	72	(172)	2,365	202	352	5,614	4	9,057	16,445
China	345	200	2,794	244	1,518	33	5,134	4,584	166	13	370	1	1,689	6,823	(14)	372	830
India	536	70	949	91	2,050	36	3,732	2,909	571	160	92	-	813	4,545	(21)	190	45
Russia	152	37	754	6	949	53	1,951	1,781	149	2	19	-	364	2,315	(65)	33	27
South Korea	238	4	755	133	576	2	1,708	1,125	179	154	250	-	681	2,389	176	541	50
Turkey	173	59	169	126	1,064	24	1,615	1,404	50	67	94	-	324	1,939	(32)	119	998

Appendix 2

Income statement reconciliations and balance sheet pre and post disposal groups

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Year ended
	31 December 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	15,283	-	-	(2,204)	13,079
Interest payable	(4,009)	(3)	-	191	(3,821)

Net interest income	11,274	(3)	-	(2,013)	9,258

Fees and commissions receivable	5,148	-	-	(734)	4,414
Fees and commissions payable	(900)	-	-	25	(875)
Income from trading activities	1,422	(40)	-	(97)	1,285
Gain on redemption of own debt	-	20	-	-	20
Other operating income	1,253	67	-	(272)	1,048

Non-interest income	6,923	47	-	(1,078)	5,892

Total income	18,197	44	-	(3,091)	15,150

Staff costs	(6,406)	-	(409)	1,058	(5,757)
Premises and equipment	(2,094)	-	(280)	293	(2,081)
Other administrative expenses	(2,635)	(3)	(2,512)	582	(4,568)
Depreciation and amortisation	(1,107)	-	(3)	180	(930)
Restructuring costs	(1,257)	-	1,257	-	-
Litigation and conduct costs	(2,194)	-	2,194	-	-
Write down of goodwill and other intangible assets	(156)	(130)	(247)	10	(523)

Operating expenses	(15,849)	(133)	-	2,123	(13,859)

Profit before impairment losses	2,348	(89)	-	(968)	1,291
Impairment releases	1,155	-	-	197	1,352

Operating profit	3,503	(89)	-	(771)	2,643
Own credit adjustments (3)	(146)	146	-	-	-
Gain on redemption of own debt	20	(20)	-	-	-
Write down of goodwill	(130)	130	-	-	-
Strategic disposals	191	(191)	-	-	-
Citizens discontinued operations	(771)	-	-	771	-
RFS Holdings minority interest	(24)	24	-	-	-

Profit before tax	2,643	-	-	-	2,643
Tax charge	(1,909)	-	-	-	(1,909)

Profit for continuing operations	734	-	-	-	734

Loss from discontinued operations, net of tax
- Citizens	(3,486)	-	-	-	(3,486)
- Other	41	-	-	-	41

Loss from discontinued operations, net of tax	(3,445)	-	-	-	(3,445)

Loss for the period	(2,711)	-	-	-	(2,711)
Non-controlling interests	(60)	-	-	-	(60)
Preference share and other dividends	(699)	-	-	-	(699)

Loss attributable to ordinary and B shareholders	(3,470)	-	-	-	(3,470)

For the notes to this table refer to page 5.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Year ended
	31 December 2013
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	16,740	-	-	(2,252)	14,488
Interest payable	(5,748)	(11)	-	288	(5,471)

Net interest income	10,992	(11)	-	(1,964)	9,017

Fees and commissions receivable	5,460	-	-	(782)	4,678
Fees and commissions payable	(942)	-	-	19	(923)
Income from trading activities	2,651	34	-	(114)	2,571
Gain on redemption of own debt	-	175	-	-	175
Other operating income	1,281	117	-	(179)	1,219

Non-interest income	8,450	326	-	(1,056)	7,720

Total income	19,442	315	-	(3,020)	16,737

Staff costs	(6,882)	(1)	(280)	1,077	(6,086)
Premises and equipment	(2,233)	-	(115)	310	(2,038)
Other administrative expenses	(3,147)	2	(4,099)	552	(6,692)
Depreciation and amortisation	(1,404)	-	(6)	163	(1,247)
Restructuring costs	(656)	-	656	-	-
Litigation and conduct costs	(3,844)	-	3,844	-	-
Write down of goodwill and other intangible assets	(344)	(1,059)	-	-	(1,403)

Operating expenses	(18,510)	(1,058)	-	2,102	(17,466)

Profit/(loss) before impairment losses	932	(743)	-	(918)	(729)
Impairment losses	(8,432)	-	-	312	(8,120)

Operating loss	(7,500)	(743)	-	(606)	(8,849)
Own credit adjustments (3)	(120)	120	-	-	-
Gain on redemption of own debt	175	(175)	-	-	-
Write down of goodwill	(1,059)	1,059	-	-	-
Strategic disposals	161	(161)	-	-	-
Citizens discontinued operations	(606)	-	-	606	-
RFS Holdings minority interest	100	(100)	-	-	-

Loss before tax	(8,849)	-	-	-	(8,849)
Tax charge	(186)	-	-	-	(186)

Loss for continuing operations	(9,035)	-	-	-	(9,035)

Profit from discontinued operations, net of tax
- Citizens	410	-	-	-	410
- Other	148	-	-	-	148

Profit from discontinued operations, net of tax	558	-	-	-	558

Loss for the period	(8,477)	-	-	-	(8,477)
Non-controlling interests	(120)	-	-	-	(120)
Preference share and other dividends	(398)	-	-	-	(398)

Loss attributable to ordinary and B shareholders	(8,995)	-	-	-	(8,995)

For the notes to this table refer to page 5.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	31 December 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,823	-	-	(585)	3,238
Interest payable	(908)	-	-	52	(856)

Net interest income	2,915	-	-	(533)	2,382

Fees and commissions receivable	1,247	-	-	(192)	1,055
Fees and commissions payable	(211)	-	-	7	(204)
Income from trading activities	(295)	(84)	-	(24)	(403)
Gain on redemption of own debt	-	-	-	-	-
Other operating income	204	(47)	-	(22)	135

Non-interest income	945	(131)	-	(231)	583

Total income	3,860	(131)	-	(764)	2,965

Staff costs	(1,455)	-	(134)	264	(1,325)
Premises and equipment	(525)	-	(31)	76	(480)
Other administrative expenses	(827)	(2)	(1,315)	145	(1,999)
Depreciation and amortisation	(250)	-	-	47	(203)
Restructuring costs	(563)	-	563	-	-
Litigation and conduct costs	(1,164)	-	1,164	-	-
Write down of goodwill and other intangible assets	(74)	-	(247)	10	(311)

Operating expenses	(4,858)	(2)	-	542	(4,318)

Loss before impairment losses	(998)	(133)	-	(222)	(1,353)
Impairment releases	623	-	-	47	670

Operating loss	(375)	(133)	-	(175)	(683)
Own credit adjustments (3)	(144)	144	-	-	-
Gain on redemption of own debt	-	-	-	-	-
Write down of goodwill	-	-	-	-	-
Strategic disposals	-	-	-	-	-
Citizens discontinued operations	(175)	-	-	175	-
RFS Holdings minority interest	11	(11)	-	-	-

Loss before tax	(683)	-	-	-	(683)
Tax charge	(1,040)	-	-	-	(1,040)

Loss for continuing operations	(1,723)	-	-	-	(1,723)

Loss from discontinued operations, net of tax
- Citizens	(3,885)	-	-	-	(3,885)
- Other	3	-	-	-	3

Loss from discontinued operations, net of tax	(3,882)	-	-	-	(3,882)

Loss for the period	(5,605)	-	-	-	(5,605)
Non-controlling interests	(71)	-	-	-	(71)
Preference share and other dividends	(115)	-	-	-	(115)

Loss attributable to ordinary and B shareholders	(5,791)	-	-	-	(5,791)

For the notes to this table refer to page 5.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	30 September 2014
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,839	-	-	(542)	3,297
Interest payable	(976)	-	-	49	(927)

Net interest income	2,863	-	-	(493)	2,370

Fees and commissions receivable	1,296	-	-	(180)	1,116
Fees and commissions payable	(202)	-	-	6	(196)
Income from trading activities	235	33	-	(30)	238
Gain on redemption of own debt	-	-	-	-	-
Other operating income	167	(40)	-	(19)	108

Non-interest income	1,496	(7)	-	(223)	1,266

Total income	4,359	(7)	-	(716)	3,636

Staff costs	(1,611)	-	(79)	255	(1,435)
Premises and equipment	(490)	-	(53)	68	(475)
Other administrative expenses	(516)	-	(828)	132	(1,212)
Depreciation and amortisation	(306)	-	-	45	(261)
Restructuring costs	(180)	-	180	-	-
Litigation and conduct costs	(780)	-	780	-	-

Operating expenses	(3,883)	-	-	500	(3,383)

Profit before impairment losses	476	(7)	-	(216)	253
Impairment losses	801	-	-	46	847

Operating profit	1,277	(7)	-	(170)	1,100
Own credit adjustments (3)	49	(49)	-	-	-
Citizens discontinued operations	(170)	-	-	170	-
RFS Holdings minority interest	(56)	56	-	-	-

Profit before tax	1,100	-	-	-	1,100
Tax charge	(277)	-	-	-	(277)

Profit for continuing operations	823	-	-	-	823

Profit from discontinued operations, net of tax
- Citizens	114	-	-	-	114
- Other	3	-	-	-	3

Profit from discontinued operations, net of tax	117	-	-	-	117

Profit for the period	940	-	-	-	940
Non-controlling interests	53	-	-	-	53
Preference share and other dividends	(97)	-	-	-	(97)

Profit attributable to ordinary and B shareholders	896	-	-	-	896

For the notes to this table refer to the following page.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	Quarter ended
	31 December 2013
	Non-	Reallocation of	Presentational		Statutory
	statutory	one-off items	adjustments (1)	CFG (2)
	£m	£m	£m	£m	£m

Interest receivable	3,973	-	-	(536)	3,437
Interest payable	(1,206)	(3)	-	55	(1,154)

Net interest income	2,767	(3)	-	(481)	2,283

Fees and commissions receivable	1,370	-	-	(187)	1,183
Fees and commissions payable	(244)	-	-	4	(240)
Income from trading activities	162	15	-	(2)	175
Gain on redemption of own debt	-	(29)	-	-	(29)
Other operating income	(115)	146	-	(38)	(7)

Non-interest income	1,173	132	-	(223)	1,082

Total income	3,940	129	-	(704)	3,365

Staff costs	(1,539)	(1)	(1)	250	(1,291)
Premises and equipment	(614)	-	(86)	78	(622)
Other administrative expenses	(985)	1	(2,976)	175	(3,785)
Depreciation and amortisation	(344)	-	8	15	(321)
Restructuring costs	(180)	-	180	-	-
Litigation and conduct costs	(2,875)	-	2,875	-	-
Write down of goodwill and other intangible assets	(344)	(1,059)	-	-	(1,403)

Operating expenses	(6,881)	(1,059)	-	518	(7,422)

Loss before impairment losses	(2,941)	(930)	-	(186)	(4,057)
Impairment losses	(5,112)	-	-	82	(5,030)

Operating loss	(8,053)	(930)	-	(104)	(9,087)
Gain on redemption of own debt	(29)	29	-	-	-
Write down of goodwill	(1,059)	1,059	-	-	-
Strategic disposals	168	(168)	-	-	-
Citizens discontinued operations	(104)	-	-	104	-
RFS Holdings minority interest	(10)	10	-	-	-

Loss before tax	(9,087)	-	-	-	(9,087)
Tax charge	403	-	-	-	403

Loss for continuing operations	(8,684)	-	-	-	(8,684)

Profit from discontinued operations, net of tax
- Citizens	78	-	-	-	78
- Other	15	-	-	-	15

Profit from discontinued operations, net of tax	93	-	-	-	93

Loss for the period	(8,591)	-	-	-	(8,591)
Non-controlling interests	3	-	-	-	3
Preference share and other dividends	(114)	-	-	-	(114)

Loss attributable to ordinary and B shareholders	(8,702)	-	-	-	(8,702)

Notes:

(1)	Reallocation of restructuring costs and litigation and conduct costs into the statutory operating expense lines.
(2)	The statutory results of Citizens Financial Group (CFG), which is classified as a discontinued operation.
(3)
Reallocation of £40 million loss (FY 2013 - £35 million gain; Q4 2014 - £84 million loss; Q3 2014 - £33 million gain; Q4 2013 - £15 million gain) to income from trading activities and £106 million loss (FY 2013 - £155 million loss; Q4 2014 - £60 million loss; Q3 2014 - £16 million gain; Q4 2013 - £15 million loss) to other operating income.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

Analysis of balance sheet pre and post disposal groups
In accordance with IFRS 5, assets and liabilities of disposal groups are presented as a single line on the face of the balance sheet. As allowed by IFRS, disposal groups are included within risk measures in the Capital and risk management Appendix.

	31 December 2014			31 December 2013
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	74,872	622	75,494	82,659	2	82,661
Net loans and advances to banks	23,027	1,745	24,772	27,555	22	27,577
Reverse repurchase agreements and stock borrowing	20,708	-	20,708	26,516	41	26,557
Loans and advances to banks	43,735	1,745	45,480	54,071	63	54,134
Net loans and advances to customers	334,251	60,550	394,801	390,825	1,765	392,590
Reverse repurchase agreements and stock borrowing	43,987	-	43,987	49,897	-	49,897
Loans and advances to customers	378,238	60,550	438,788	440,722	1,765	442,487
Debt securities	86,649	15,293	101,942	113,599	24	113,623
Equity shares	5,635	572	6,207	8,811	-	8,811
Settlement balances	4,667	-	4,667	5,591	-	5,591
Derivatives	353,590	402	353,992	288,039	1	288,040
Intangible assets	7,781	583	8,364	12,368	30	12,398
Property, plant and equipment	6,167	503	6,670	7,909	32	7,941
Deferred tax	1,540	-	1,540	3,478	1	3,479
Prepayments, accrued income and other assets	5,878	1,741	7,619	7,614	936	8,550
Assets of disposal groups	82,011	(82,011)	-	3,017	(2,854)	163

Total assets	1,050,763	-	1,050,763	1,027,878	-	1,027,878

Liabilities
Bank deposits	35,806	5,128	40,934	35,329	-	35,329
Repurchase agreements and stock lending	24,859	1,666	26,525	28,650	-	28,650
Deposits by banks	60,665	6,794	67,459	63,979	-	63,979
Customer deposits	354,288	60,583	414,871	414,396	3,273	417,669
Repurchase agreements and stock lending	37,351	706	38,057	56,484	-	56,484
Customer accounts	391,639	61,289	452,928	470,880	3,273	474,153
Debt securities in issue	50,280	1,625	51,905	67,819	-	67,819
Settlement balances	4,503	-	4,503	5,313	-	5,313
Short positions	23,029	-	23,029	28,022	-	28,022
Derivatives	349,805	144	349,949	285,526	1	285,527
Accruals, deferred income and other liabilities	13,346	683	14,029	16,017	101	16,118
Retirement benefit liabilities	2,579	197	2,776	3,210	1	3,211
Deferred tax	500	362	862	507	-	507
Subordinated liabilities	22,905	226	23,131	24,012	-	24,012
Liabilities of disposal groups	71,320	(71,320)	-	3,378	(3,376)	2

Total liabilities	990,571	-	990,571	968,663	-	968,663

For the notes to this table refer to the following page.

Appendix 2 Income statement reconciliations and balance sheet pre and post disposal groups

	31 December 2014			31 December 2013
			Gross of			Gross of
	Balance	Disposal	disposal	Balance	Disposal	disposal
	sheet	groups (1)	groups	sheet	groups (2)	groups
	£m	£m	£m	£m	£m	£m

Selected financial data
Gross loans and advances to customers	351,711	61,090	412,801	415,978	1,774	417,752
Customer loan impairment provisions	(17,460)	(540)	(18,000)	(25,153)	(9)	(25,162)
Net loans and advances to customers (4)	334,251	60,550	394,801	390,825	1,765	392,590

Gross loans and advances to banks	23,067	1,745	24,812	27,618	22	27,640
Bank loan impairment provisions	(40)	-	(40)	(63)	-	(63)
Net loans and advances to banks (4)	23,027	1,745	24,772	27,555	22	27,577

Total loan impairment provisions	17,500	540	18,040	(25,216)	(9)	(25,225)

Customer REIL	26,842	1,335	28,177	39,322	-	39,322
Bank REIL	42	-	42	70	-	70
REIL	26,884	1,335	28,219	39,392	-	39,392

Gross unrealised gains on debt securities	1,316	261	1,566	1,541	-	1,541
Gross unrealised losses on debt securities	(145)	(137)	(282)	(887)	-	(887)

Notes:

(1)	Primarily Citizens.
(2)	Primarily investment in associate (Direct Line Group) and Illinois branches of RBS Citizens.
(3)	Primarily Direct Line Group.
(4)	Excludes reverse repos.

Appendix 3

Comparative period
segment performance

Appendix 3 Comparative period segment performance

	Year ended 31 December 2013*
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	4,490	619	5,109	1,962	658	2,620	684	783	1,892	(96)	10,992
Non-interest income	1,323	240	1,563	1,195	419	1,614	4,324	126	1,073	(250)	8,450

Total income	5,813	859	6,672	3,157	1,077	4,234	5,008	909	2,965	(346)	19,442

Direct expenses
- staff costs	(928)	(239)	(1,167)	(513)	(317)	(830)	(979)	(2,625)	(1,091)	(190)	(6,882)
- other costs	(524)	(63)	(587)	(269)	(84)	(353)	(688)	(4,312)	(986)	(202)	(7,128)
Indirect expenses	(1,954)	(263)	(2,217)	(891)	(475)	(1,366)	(2,900)	6,807	(111)	(213)	-
Restructuring costs
- direct	(118)	(27)	(145)	(18)	(18)	(36)	(76)	(367)	(16)	(16)	(656)
- indirect	(109)	(12)	(121)	(37)	(9)	(46)	(126)	299	-	(6)	-
Litigation and conduct costs	(860)	(90)	(950)	(247)	(206)	(453)	(2,441)	-	-	-	(3,844)

Operating expenses	(4,493)	(694)	(5,187)	(1,975)	(1,109)	(3,084)	(7,210)	(198)	(2,204)	(627)	(18,510)

Profit/(loss) before impairment losses	1,320	165	1,485	1,182	(32)	1,150	(2,202)	711	761	(973)	932
Impairment losses	(501)	(1,774)	(2,275)	(652)	(29)	(681)	(680)	(64)	(156)	(4,576)	(8,432)

Operating profit/(loss)	819	(1,609)	(790)	530	(61)	469	(2,882)	647	605	(5,549)	(7,500)

Additional information
Operating expenses - adjusted (£m) (2)	(3,406)	(565)	(3,971)	(1,673)	(876)	(2,549)	(4,567)	(130)	(2,188)	(605)	(14,010)
Operating profit/(loss) - adjusted (£m) (2)	1,906	(1,480)	426	832	172	1,004	(239)	715	621	(5,527)	(3,000)
Impairments pertaining to the creation of RCR	(2)	(892)	(894)	(123)	-	(123)	(355)	-	-	(3,118)	(4,490)
Return on equity (3)	9.8%	(33.2%)	(5.7%)	4.9%	(3.1%)	3.7%	(12.9%)	nm	5.7%	nm	(18.7%)
Return on equity - adjusted (2,3)	22.8%	(30.6%)	3.1%	7.7%	8.7%	7.9%	(1.1%)	nm	5.8%	nm	(11.8%)
Cost:income ratio	77%	81%	78%	63%	103%	73%	144%	nm	74%	nm	95%
Cost:income ratio - adjusted (2)	59%	66%	60%	53%	81%	60%	91%	nm	74%	nm	72%
Funded assets (£bn)	132.2	28.0	160.2	87.9	21.0	108.9	268.6	102.8	71.3	28.0	739.8
Total assets (£bn)	132.2	28.2	160.4	87.9	21.2	109.1	551.2	104.3	71.7	31.2	1,027.9
Risk-weighted assets (£bn)	51.2	30.7	81.9	65.8	12.0	77.8	120.4	20.1	56.1	29.2	385.5
Employee numbers (FTEs - thousands)	26.6	4.7	31.3	7.3	3.5	10.8	4.6	51.8	18.8	1.3	118.6

RWAs - end-point CRR basis at 1 January 2014 (£bn)	49.7	28.2	77.9	61.5	12.0	73.5	147.1	23.3	60.6	46.7	429.1

nm = not meaningful

* Restated - refer to page 77 of the main announcement.

For the notes to this table refer to page 4.

Appendix 3 Comparative period segment performance

	Quarter ended 30 September 2014
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	RCR	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,198	163	1,361	521	172	693	230	109	493	(23)	2,863
Non-interest income	345	51	396	290	98	388	601	(249)	215	145	1,496

Total income	1,543	214	1,757	811	270	1,081	831	(140)	708	122	4,359

Direct expenses
- staff costs	(223)	(57)	(280)	(124)	(79)	(203)	(179)	(657)	(255)	(37)	(1,611)
- other costs	(78)	(20)	(98)	(54)	(19)	(73)	(50)	(836)	(231)	(24)	(1,312)
Indirect expenses	(481)	(61)	(542)	(196)	(105)	(301)	(593)	1,460	-	(24)	-
Restructuring costs
- direct	(2)	-	(2)	-	-	-	(22)	(143)	(13)	-	(180)
- indirect	(63)	(12)	(75)	(18)	(7)	(25)	6	98	-	(4)	-
Litigation and conduct costs	(118)	-	(118)	-	-	-	(562)	(100)	-	-	(780)

Operating expenses	(965)	(150)	(1,115)	(392)	(210)	(602)	(1,400)	(178)	(499)	(89)	(3,883)

Profit/(loss) before impairment losses	578	64	642	419	60	479	(569)	(318)	209	33	476
Impairment (losses)/releases	(79)	318	239	(12)	4	(8)	12	(1)	(46)	605	801

Operating profit/(loss)	499	382	881	407	64	471	(557)	(319)	163	638	1,277

Additional information
Operating expenses - adjusted (£m) (2)	(782)	(138)	(920)	(374)	(203)	(577)	(822)	(33)	(486)	(85)	(2,923)
Operating profit/(loss) - adjusted (£m) (2)	682	394	1,076	425	71	496	21	(174)	176	642	2,237
Return on equity (3)	26.9%	42.2%	30.6%	16.0%	13.3%	15.5%	(11.0%)	nm	5.6%	nm	8.2%
Return on equity - adjusted (2,3)	36.8%	43.5%	37.4%	16.7%	14.8%	16.4%	0.4%	nm	6.1%	nm	16.0%
Cost:income ratio	63%	70%	63%	48%	78%	56%	168%	nm	71%	nm	89%
Cost:income ratio - adjusted (2)	51%	64%	52%	46%	75%	53%	99%	nm	69%	nm	67%
Funded assets (£bn)	134.2	26.3	160.5	89.7	21.0	110.7	274.9	87.6	80.5	17.9	732.1
Total assets (£bn)	134.2	26.5	160.7	89.7	21.1	110.8	572.9	89.5	80.9	31.3	1,046.1
Risk-weighted assets (£bn)	44.7	23.9	68.6	64.9	12.2	77.1	123.2	17.8	64.4	30.6	381.7
Employee numbers (FTEs - thousands)	25.2	4.5	29.7	6.8	3.5	10.3	4.0	48.5	17.5	0.8	110.8

For the notes to this table refer to page 4.

Appendix 3 Comparative period segment performance

	Quarter ended 31 December 2013*
	PBB			CPB			CIB
		Ulster		Commercial	Private			Central			Total
	UK PBB	Bank	Total	Banking	Banking	Total		items (1)	CFG	Non-Core	RBS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Income statement
Net interest income	1,149	164	1,313	515	173	688	208	127	468	(37)	2,767
Non-interest income	345	38	383	301	103	404	840	(138)	240	(556)	1,173

Total income	1,494	202	1,696	816	276	1,092	1,048	(11)	708	(593)	3,940

Direct expenses
- staff costs	(230)	(51)	(281)	(132)	(63)	(195)	(138)	(641)	(249)	(35)	(1,539)
- other costs	(203)	(21)	(224)	(68)	(33)	(101)	(267)	(1,392)	(251)	(52)	(2,287)
Indirect expenses	(519)	(75)	(594)	(281)	(134)	(415)	(959)	2,051	(31)	(52)	-
Restructuring costs
- direct	(27)	(9)	(36)	(1)	(14)	(15)	(25)	(95)	(11)	2	(180)
- indirect	(41)	(3)	(44)	(14)	(3)	(17)	35	28	-	(2)	-
Litigation and conduct costs	(450)	(65)	(515)	(222)	(206)	(428)	(1,932)	-	-	-	(2,875)

Operating expenses	(1,470)	(224)	(1,694)	(718)	(453)	(1,171)	(3,286)	(49)	(542)	(139)	(6,881)

Profit/(loss) before impairment losses	24	(22)	2	98	(177)	(79)	(2,238)	(60)	166	(732)	(2,941)
Impairment (losses)/releases	(107)	(1,067)	(1,174)	(277)	(21)	(298)	(429)	(1)	(46)	(3,164)	(5,112)

Operating profit/(loss)	(83)	(1,089)	(1,172)	(179)	(198)	(377)	(2,667)	(61)	120	(3,896)	(8,053)

Additional information
Operating expenses - adjusted (£m) (2)	(952)	(147)	(1,099)	(481)	(230)	(711)	(1,364)	18	(531)	(139)	(3,826)
Operating profit/(loss) - adjusted (£m) (2)	435	(1,012)	(577)	58	25	83	(745)	6	131	(3,896)	(4,998)
Impairments pertaining to the creation of RCR	(2)	(892)	(894)	(123)	-	(123)	(355)	-	-	(3,118)	(4,490)
Return on equity (3)	(4.0%)	(97.8%)	(35.2%)	(6.7%)	(41.0%)	(12.0%)	(53.1%)	nm	4.7%	nm	(76.3%)
Return on equity - adjusted (2,3)	21.1%	(90.9%)	(17.3%)	2.1%	5.2%	2.6%	(14.9%)	nm	5.1%	nm	(57.6%)
Cost:income ratio	98%	111%	100%	88%	164%	107%	314%	nm	77%	nm	175%
Cost:income ratio - adjusted (2)	64%	73%	65%	59%	83%	65%	130%	nm	75%	nm	97%
Funded assets (£bn)	132.2	28.0	160.2	87.9	21.0	108.9	268.6	102.8	71.3	28.0	739.8
Total assets (£bn)	132.2	28.2	160.4	87.9	21.2	109.1	551.2	104.3	71.7	31.2	1,027.9
Risk-weighted assets (£bn) (4)	51.2	30.7	81.9	65.8	12.0	77.8	120.4	20.1	56.1	29.2	385.5
Employee numbers (FTEs - thousands)	26.6	4.7	31.3	7.3	3.5	10.8	4.6	51.8	18.8	1.3	118.6

RWAs - end-point CRR basis at 1 January 2014 (£bn)	49.7	28.2	77.9	61.5	12.0	73.5	147.1	23.3	60.6	46.7	429.1

*Restated - refer to page 77 of the main announcement.

For the notes to this table refer to the following page.

Appendix 3 Comparative period segment performance

Notes:

(1)
Central items include unallocated income and expenses which principally comprise profits/losses on the sale of the Treasury AFS portfolio (FY 2014 - £149 million; FY 2013 - £724 million; Q4 2014 - £6 million; Q3 2014 - £72 million loss; Q4 2013 - £114 million) and profit and loss on hedges that do not qualify for hedge accounting.

(2)	Excluding restructuring costs and litigation and conduct costs.
(3)	Return on equity is based on operating profit after tax divided by average notional equity (based on 12% of the monthly average of divisional RWAs; 2013 RWAs are on a Basel 2.5 basis).
(4)	RWAs at 31 December 2013 are on a Basel 2.5 basis.

Appendix 4

Go-forward business profile

Appendix 4 Go-forward business profile

RBS is committed to a leaner, less volatile business based around its core franchises of PBB and CPB. The following table shows the go-forward bank as well those elements from which RBS intends to exit. Significant progress towards those exits is expected in 2015.

	Go-forward business profile (pro-forma 2014)							Exit group overview (pro-forma 2014)
										International
	UK	Ulster	Commercial	Private	CIB go-	Other go-	Total go-	CIB	Williams	private			Other	Total	Total
	PBB (1)	Bank	Banking	Banking (2)	forward	forward (3)	forward	legacy	& Glyn (4)	banking (5)	Citizens	RCR	investments	exit group	RBS
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Total income	5.2	0.8	3.2	0.9	2.0	-	12.1	1.9	0.9	0.2	3.1	-	-	6.1	18.2
Total operating expenses
- adjusted (6)	(2.9)	(0.6)	(1.6)	(0.6)	(1.8)	(0.1)	(7.6)	(1.8)	(0.4)	(0.2)	(2.0)	(0.4)	-	(4.8)	(12.4)
Impairment losses/(releases)	(0.2)	0.4	(0.1)	-	-	0.1	0.2	-	(0.1)	-	(0.2)	1.3	-	1.0	1.2
Operating profit - adjusted (6)	2.1	0.6	1.5	0.3	0.3	(0.2)	4.6	0.1	0.4	-	0.9	1.0	-	2.4	7.0
Funded assets	114	28	89	15	169	87	502	72	20	6	81	15	1	195	697
Risk-weighted assets	32	24	64	10	46	10	186	61	11	2	68	22	6	170	356
Return on equity - adjusted (%) (6)	36%	16%	15%	18%	nm	nm	13%	nm	nm	(5%)	8%	nm	nm	8%	10%

Notes:

(1)	Excludes Williams & Glyn.
(2)	Excludes international private banking.
(3)	Other go-forward is primarily centre, which includes the liquidity portfolio.
(4)	Does not reflect the cost base, funding and capital profile of a standalone bank.
(5)	Private banking and wealth management activities outside of the British Isles, broadly indicative of the businesses being exited.
(6)
Segmental adjusted RoE excludes restructuring and conduct and litigation costs and is calculated using a 25% notional tax rate and equity equivalent to 12% of average segmental RWAs. Total RBS adjusted RoE excludes restructuring, conduct and litigation costs, own credit adjustments, gain on own debt, write down of goodwill, strategic disposals, discontinued operations and RFS minority interest but includes charges for preference dividends and a notional 25% tax rate. It is calculated using RBS tangible equity. PBB adjusted RoE - 28%; CPB adjusted RoE - 15%.

Appendix 4 Go-forward business profile

CIB - future shape of the business	31 December 2014
	Current CIB		Go-forward		Non-strategic
	RWAs	Income	RWAs	Income	RWAs	Income
Region	£bn	£m	£bn	£m	£bn	£m

UK/Europe (1)	71	2,488	34	1,630	37	858
US (2)	24	974	11	274	14	700
APAC	12	487	2	111	10	376

Total	107	3,949	46	2,015	61	1,934

Geographical footprint (countries)	38		13		25

Notes:

(1)	EMEA.
(2)	North America.
(3)	Based on 2014 financials.

Our product offering will reduce by over a half as will the number of products and desks in our Markets business.

Appendix 5

Risk factors

Appendix 5 Risk factors

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group's ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group.
In response to the global economic and financial crisis that began in 2008 and the weak economic environment that followed, the Group engaged in a financial and core business restructuring focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding, lowering exposure to capital-intensive businesses and meeting new capital standard requirements.  In November 2013, following HM Treasury's assessment of the merits of creating an external "bad bank" to hold certain assets of the Group, the Group committed to take a series of actions to further derisk its business and strengthen its capital position. In order to strengthen its capital position and CET1 ratio, the Group decided to accelerate the divestment of Citizens Financial Group (CFG), the Group's US banking subsidiary, by selling off 28.75% in an initial public offering in September 2014, and fully divesting its interest in CFG by the end of 2016; and to intensify management actions to reduce risk weighted assets (including through an accelerated divestment of certain of the non-core assets transferred to RBS Capital Resolution ("RCR")).

In the first quarter of 2015, the Group announced its intention to restructure its corporate and institutional banking ("CIB") business to focus on UK corporate and financial institutions with a targeted presence in selected western European customer segments. The future CIB model will:

●	focus on the Group's leading positions in UK rates, debt capital markets and foreign exchange;

●	retain two trading hubs in the US and Singapore to support the main London trading operation;

●	exit central and eastern Europe, the Middle East and Africa, and substantially reduce its presence in Asia and in the US; and

●	complete the run-down of US asset-backed products.

Following the decision to refine the CIB business model, the Group has decided to lift its capital targets and move to a CET1 ratio of around 13% during the restructuring period (higher than the targets of 11% by 31 December 2015 and above 12% by the end of 2016 previously announced).

In addition, the Group is in the process of implementing the new divisional and functional structure put into place in 2014 and, as a result of the restructuring of its CIB business, is now taking further steps to implement a number of strategic initiatives which will result in a further reduction of the Group's balance sheet as well as the scope of its activities.  Implementation by the Group of these initiatives will require significant restructuring of the Group at the same time that it will also be implementing structural changes to comply with regulatory changes including those introduced under the UK Financial Services (Banking Reform) Act 2013 (the "Banking Reform Act 2013"), including its ring-fencing requirements (the "ring-fence"). See also 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group's business. These changes could have a material adverse effect on the Group'. There can be no assurance that the Group will be able to successfully implement this restructuring programme together with other changes required of the Group in the time frames contemplated or at all, and, as a result, the Group may not be able to meet its capital targets.

Appendix 5 Risk factors

The Group's ability to dispose of businesses and certain portfolios, including the further disposal of its remaining stake in CFG and potential disposals associated with the restructuring of its CIB business, and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile. As a result there is no assurance that the Group will be able to sell or run down (as applicable) the businesses it is now planning to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. The Group may be exposed to deteriorations in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group's ability to implement its strategic plan and achieve its capital targets and could have a material adverse effect on the Group's business, reputation, results of operations, financial condition and cash flows. There can also be no assurance that if the Group is able to execute its new strategic plan that the new strategy will ultimately be successful or beneficial to the Group.

Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group's business. These changes could have a material adverse effect on the Group.
The UK Government's White Paper on Banking Reform published in September 2012 outlined material structural reforms in the UK banking industry. The measures were drawn in large part from the recommendations of the Independent Commission on Banking ("ICB"), which in its final report published in 2012, included the implementation of a ring-fence of retail banking operations.  The implementation of the ring-fencing of retail banking operations was introduced under the Banking Reform Act 2013. The Banking Reform Act 2013 provided primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.  In June 2014, HM Treasury published two statutory instruments, which were passed by Parliament in July 2014, setting out the detail of the ring-fencing regime, specifying which entities will be "ring-fenced banks" and the activities and services that ring-fenced banks can, and cannot, conduct which came into force on 1 January 2015. In October 2014, the PRA published its first consultation paper (CP19/14) on the PRA's ring-fencing rules, focusing on legal structure, governance and continuity of services and facilities.  The PRA requested that all firms expected to be affected by ring-fencing, including the Group, submit a preliminary plan of their anticipated legal and operating structures to their supervisors by 6 January 2015, which the Group has done. The PRA will carry out further consultations during 2015 with the Group and other affected UK banks and is expected publish its final rules and supervisory statements during 2016.

Appendix 5 Risk factors

Although final rules and supervisory statements will not be available until later in 2015 and early 2016, based on the proposals put forward by the Group to the PRA and the FCA to implement the ring-fence, the Group has identified a number of material risks associated with such implementation in addition to the uncertainty associated with starting to plan implementation before final rules and guidance are in place.  These risks will be exacerbated by the Group's other ongoing restructuring efforts.

●
The Group intends to establish a ring-fence bank ("RFB") for its banking services while the non-ring-fence group ("NRFB") will hold the Group's remaining CIB activities, the operations of RBS international and some corporate banking activities that are not permitted activities for the RFB and will be the remaining businesses following completion of the restructuring of the Group's CIB business.  The establishment of the RFB and the NRFB will require a significant legal and organisational restructuring of the Group and the transfer of large numbers of customers between legal entities.  The scale and complexity of completing this process and the operational and legal challenges that will need to be overcome will pose significant execution risks for the Group.  The legal restructuring and migration of customers will have a material impact on how the Group conducts its business and the Group is unable to predict how some customers may react to any requirement  to deal with both the RFB and NRFB to obtain certain products and services. Such implementation will be costly and although final implementation is not required until 2019, there is no certainty that the Group will be able to complete the legal restructuring and migration of customers to the RFB or NFRB, as applicable, such that the ring-fence exercise is completed on time or in accordance with future regulatory rules for which there is currently significant uncertainty.

●
As part of the establishment of the RFB, it will be necessary for the RFB to operate independently from the NRFB and an entirely new corporate governance structure will need to be put in place by the Group to ensure the RFB's independence.  These requirements have implications for how the Group sets up its board and committee corporate governance structure and the Group cannot predict how the Group will function as a public listed company with a subsidiary (the RFB) that will have an independent board and committee structure.  In addition, the Group will need to revise its operations infrastructure so as to establish an appropriate level of segregation of the infrastructure of the RFB in areas such as information technology ("IT") infrastructure, human resources and the management of treasury operations, including capital and liquidity. The Group will also need to evaluate, among other things, the tax exposure of each of the RFB and NRFB, as well as the impact of the ring-fence on intra-group funding and the credit ratings and external funding arrangements of each of these entities. As this structure has never been tested, the Group cannot provide any assurances regarding its ability to successfully implement such a structure.  Although the intention is to establish corporate governance and operations in accordance with applicable rules (although not yet finalised) that are as cost efficient as possible, the effects of operating the Group, the RFB and the NRFB in this manner could have a material adverse effect on the Group's business, financial condition and results of operations.

●
In order to comply with the ring-fence requirements, from 2026 it will not be possible for the RFB and the NRFB to participate in the same pension plan.  As a result, it will be necessary for either the RFB or NRFB to leave the pension plan which will trigger certain legal and regulatory obligations. Although the Group will have a number of options available to it to meet its obligations resulting from the separation, it is expected that the costs of separation will be material, including possibly increasing annual cash contributions required to be made into the Group's pension plans.  See 'The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements'.

Appendix 5 Risk factors

Implementation of the ring-fence proposals in the UK will result in major changes to the Group's corporate structure, to the delivery of its business activities conducted in the UK and other jurisdictions where the Group will operate, as well as changes to the Group's business model. The steps required to implement the ring-fence of its retail and certain other core banking activities in the UK from other activities of the Group as well as restructuring other operations within the Group in order to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to put into place.  Implementation will be costly and there can be no assurance that the ring-fence of the RFB and the NRFB will be completed on time to meet the regulatory deadline in 2019.  As a result, the implementation of the ring-fence could have a material adverse effect on the Group's reputation, results of operations, financial condition and prospects.

The Group continues to implement certain divestment and restructuring activities announced in 2013 and 2014 as part of its 2013/2014 Strategic Plan but will now enter a further period of major restructuring through the implementation of the regulatory regime relating to the ring-fence of financial institutions by 2019 and the restructuring of the Group's CIB business. Although the goals of this long period of restructuring are to emerge as a less complex and safer bank there can be no assurance that the final results will be successful and that the Group will be a viable, competitive, customer focused and profitable bank.
In the third quarter of 2013 and in 2014, the Group revised its strategic plan by implementing its new divisional and functional structure and embarked on a major investment program to upgrade the Group's operations and IT infrastructure (the "2013/2014 Strategic Plan"). The 2013/2014 Strategic Plan built on the core business restructuring implemented by the Group after the financial crisis which initially focused on reducing the size of the Group's balance sheet, disposing of the "higher risk and capital intensive assets" in RCR and strengthening the Group's capital position, including though the full divestment of the Group's interest in CFG. The 2013/2014 Strategic Plan was intended to reduce the size of the Group's business, mainly within the Markets division, and further strengthen its capital position in response to continuing regulatory change and simplifying the Group by replacing the previous divisional structure with three customer facing franchises focused on the UK and a smaller group of UK based customers. The 2013/2014 Strategic Plan, the restructuring of the Group's CIB business, the implementation of a ring-fence compliant structure and the IT and operational investment programme (as described below) hereinafter collectively referred to as the "Transformation Plan". With the implementation of the Transformation Plan, and in particular  the restructuring of the Group's CIB business and implementation of the regulatory ring-fence regime coming into force in the UK, the Group is entering a further period of major restructuring, that will require significant resource and management attention over the next four years, with the intent to continue simplifying the Group's business, making the bank safer by narrowing its business focus, further strengthening its capital position and improving its customer offering.

Each aspect of the implementation of the Transformation Plan carries material risks. See also 'Implementation by the Group of the various initiatives and programmes which form part of the Group's Transformation Plan subjects the Group to increased and material execution risk'. In addition, although the goal is to emerge as a simpler, safer, customer focused and profitable bank, the aggregate business of the Group will be materially smaller and different than the institution that entered the financial crisis as one of the largest and most diverse financial institutions in the world.  On completion of the Transformation Plan in 2019 the Group will be primarily a UK and Western Europe focused bank with a much less diverse group of businesses, products and services.  It will service a much smaller group of customers, including large corporate and financial institutions, with its focus and its potential for profitability and growth largely dependent on its success with its retail and SME customers in the UK.

Appendix 5 Risk factors

This smaller customer base and geographic concentration also carry material business risks.  As a result, in addition to the execution risks associated with completion of the Transformation Plan there can be no assurance that even if the Group executes the Transformation Plan it will prove to be a successful strategy or that the Group, on completion of the Transformation Plan, will be a viable, competitive, customer focused and profitable bank. For a further description of the risks associated with the various initiatives comprised in the Transformation Plan, See 'The Group's ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group', 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group's business. These changes could have a material adverse effect on the Group', 'The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group's IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group's operations and its ability to retain or grow its customer business'. Failure of the Transformation Plan to result in a viable, competitive, customer focused and profitable bank would have a material adverse effect on the Group's business, results of operations and financial condition.

The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group's IT and operational investment programme.  Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group's operations and its ability to retain or grow its customer business.
The intent of the 2013/2014 Strategic Plan and of the restructuring of the Group's CIB business is to further simplify and downsize the Group with an increased focus on service to its customers. Such initiatives are being combined and supplemented with significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the Group's Return on Equity and costs: income ratio in the longer term as well as improve the resilience, accessibility and product offering of the Group.

The Group started implementing an investment programme of £750 million in 2013 expected to run through 2015 to materially upgrade its IT capability in the UK, to enhance the digital services provided to its bank customers and also improve the reliability and resilience of the IT systems following a number of system failures in the past couple of years. This investment in the Group's IT capability is intended to address the material increase in customer use of online and mobile technology for banking over the past few years as well as provide the capability to continue to grow such services in the future.  Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group's ability to develop such services has become increasingly important to retaining and growing the Group's customer business in the UK.

Appendix 5 Risk factors

If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth. In addition to upgrading its current IT infrastructure, the Group is also undertaking a major project to rationalise its legacy IT infrastructure, aiming to lower costs and improve resilience. With the implementation of the ring-fence regulatory regime there will be further need to manage the Group's IT infrastructure to comply with the regulatory requirements of such regime.

As with any project of comparable size and complexity, there can be no assurance that the Group will be able to implement all of the initiatives forming part of its investment plan, including the IT investment programme on time or at all, and it may experience unexpected cost increases and delays.  Any failure by the Group to realise the benefits of this investment programme, whether on time or at all, could have a material adverse effect on the Group's business, results of operations and its ability to retain or grow its customer business.

Implementation by the Group of the various initiatives and programmes which form part of the Group's Transformation Plan subjects the Group to increased and material execution risk.
The level of structural change intended to be implemented within the Group over the medium term as a result of the Transformation Plan, taken together with the overall scale of change to make the Group a smaller, more focused financial institution, will be disruptive and is likely to increase operational and people risks for the Group and to impact its revenues and business.  As a result of the material restructuring plans that make up the Transformation Plan, the Group is subject to increased and material execution risk in many areas including:

●
Implementation of the Transformation Plan is expected to result in significant costs, mainly in connection with the Group's restructuring of its CIB business, which costs will be incremental to current plans and exclude potential losses on the sale of financial assets and transfer of financial liabilities. Due to material uncertainties and factors outside the Group's control, the costs of implementation could be materially higher than currently contemplated.  One of the objectives of the Transformation Plan is also to achieve a medium-term reduction in annual underlying costs (i.e., excluding restructuring and conduct-related charges). Due to material uncertainties and factors outside the Group's control, this level of cost saving may not be achieved within the planned timescale or at any time.

●
The Transformation Plan includes assumptions on levels of customer retention and revenue generation from the new business model.  Due to material uncertainties and factors outside the Group's control, including normal levels of market fluctuation, this level of revenue may not be achieved in the timescale envisaged or at any time.

●
The Group will be reliant on attracting and retaining qualified employees to manage the implementation of the Transformation Plan and, in particular, the restructuring of the Group's CIB business and to oversee the implementation of the ring-fence and operate in the new ring-fence environment.  No assurance can be given that it will be able to attract and retain such employees. See also 'The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations'.

●
The significant reorganisation and restructuring resulting from the combined initiatives constituting the Transformation Plan will fundamentally change the Group's business.  Implementation will be disruptive and will increase operational risk. See 'Operational risks are inherent in the Group's businesses and these risks could increase as the Group implements its Transformation Plan'.

Appendix 5 Risk factors

●
The Transformation Plan makes certain assumptions about future regulation including, but not limited to, the rules to be issued by PRA and FCA in connection with the ring-fence regime.  Material differences between the rules ultimately adopted and the assumptions made in the plan proposed to implement the ring-fence could make it impossible to execute the ring-fence as currently envisaged.  The Transformation Plan is also intended to improve the Group's control environment, particularly in its remaining CIB franchise.  Due to material uncertainties, factors beyond the Group's control, and the increased operational risk described above, there can be no guarantee that such improvements will be achieved in the timescale envisaged or at any time or that it will not result in further regulatory scrutiny.

If any of the risks outlined above were to occur, singly or in the aggregate, they could have a material adverse effect on the Group's business, results of operations and financial condition.

The Group is subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group's operations, operating results, investor confidence and reputation
The Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, the Group has recently settled a number of legal and regulatory investigations and is, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In November 2014, the Group announced that it had reached a settlement with the FCA in the United Kingdom and with the Commodity Futures Trading Commission (CFTC) in the US in relation to investigations into failings in RBS's foreign exchange business within its Corporate and Institutional Banking division. The Group agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The Group continues to cooperate with these and other governmental and regulatory authorities and remains in discussion with these authorities on these issues including settlement discussions regarding the criminal investigation being conducted by the anti-trust and criminal division of the US Department of Justice and certain other financial regulatory authorities. Settlements in relation to these ongoing investigations may result in additional financial, non-monetary penalties, and collateral consequences, which may be material, and may give rise to additional legal claims being asserted against the Group. The Group entered into a deferred prosecution agreement in 2013 in connection with the settlement of the charges relating to the LIBOR investigation (the "LIBOR DPA"). Findings of misconduct by the US Department of Justice relating to the Group, its subsidiaries or employees, may result in a breach of the terms of the  LIBOR DPA which may lead to an extension of its terms or further prosecution.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.  It is expected that the Group will continue to have a material exposure to legacy litigation and governmental and regulatory proceedings and investigations in the medium term. For more detail on certain of the Group's ongoing legal, governmental and regulatory proceedings, see Note 15 in the main announcement. Adverse regulatory, governmental or law enforcement proceedings or adverse judgements in litigation could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation, results of operations and capital position.

Appendix 5 Risk factors

The Group may be required to make new or increase existing provisions in relation to legal proceedings, investigations and governmental and regulatory matters. In Q3 2014, the Group booked a provision of £400 million relating to penalties incurred in connection with the investigations and reviews relating to foreign exchange trading settled with the FCA and the CFTC and during 2014 the Group booked additional provisions of £650 million for Payment Protection Insurance (resulting in total provisions made for this matter of £3.7 billion, of which £2.9 billion had been utilised at 31 December 2014). The provision for interest rate hedging products redress and administration costs was also increased by £185 million in 2014, with total provisions relating to this matter totalling £1.4 billion, of which £1.1 billion had been utilised at 31 December 2014. Significant increases in provisions relating to ongoing investigations may have an adverse effect on the Group's reputation as well as its financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects heightened levels of regulatory supervision to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past, current or future failures to comply with any one or more of these laws or regulations could have a material adverse effect on the Group's reputation, financial condition and results of operations.

The Group is subject to political risks
Ahead of the upcoming UK election in May 2015, there is uncertainty around how the policies of the elected government may impact the Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the Group operates and the fiscal, monetary, legal and regulatory requirements to which it is subject, and in turn could have a material adverse effect on its business, financial condition and results of operations.

The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations
Implementation of the Group's strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which include directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group). Following the implementation in the UK of provisions of CRD IV relating to compensation in the financial sector and taking into account the views of UKFI, the Group is restricted from paying variable remuneration to individuals for a particular year in an amount higher than the level of his or her fixed remuneration which may place the Group at a competitive disadvantage.

Appendix 5 Risk factors

The Group's directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which will impose greater responsibility on such individuals. The new rules include (i) a senior managers' regime which will require such senior managers to be pre-approved either by the PRA or FCA whilst the new rules themselves also introduce a "presumption of responsibility" for those approved as such -  where contraventions of a relevant regulatory requirement occur, the accountable senior manager will be presumed guilty of misconduct unless he or she shows to the satisfaction of the relevant regulator that he or she took all reasonable steps to prevent the contravention occurring (or continuing) , (ii) a certification regime which will require the Group to assess the fitness and propriety of certain of its employees (other than senior managers), who are considered to pose a risk of significant harm to the Group or its customers and (iii) a conduct rules regime (which as currently proposed would apply regulatory prescribed conduct rules to most employees of the Group with a UK nexus).

The rules implementing the new regime are still under consultation by the PRA and the FCA and there remains uncertainty as to the final scope of the new rules and any transitional arrangements. Final rules are expected to enter into force in late 2015 (and early 2016 for the new certification regime). The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the reverse burden of proof as well as the allocation of responsibilities introduced by the new rules.

In addition to the effects of such measures on the Group's ability to retain non-executive directors, senior management and other key employees, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The Group's changing strategy, particularly as a result of the Group's 2013/2014 Strategic Plan, including the accelerated disposal of the Group's interest in CFG, led to the departure of many experienced and capable employees. The continuing restructuring of the Group, including as a result of the restructuring of the Group's CIB business and the implementation of the ring-fence regulatory regime, is expected to lead to the departure of additional experienced and capable employees. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the Transformation Plan could have an adverse impact on the implementation of the Group's Transformation Plan and regulatory commitments. The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the Group's CIB business could prevent the Group from successfully implementing its strategy.  This could have a material adverse effect on the Group's business, financial condition and results of operations.

In addition, certain of the Group's employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results.

Appendix 5 Risk factors

Operational risks are inherent in the Group's businesses and these risks could increase as the Group implements its Transformation Plan
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Operational risks will be heightened as a result of the Group's implementation of its Transformation Plan as described in more detail under " - Implementation by the Group of the various initiatives and programmes which form part of the Group's Transformation Plan subjects the Group to increased and material execution risk".  Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the Group's activities as well as the implementation of the Group's Transformation Plan, such actions will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks, including the material operational risks that will arise in implementing the Transformation Plan, could have a material adverse effect on the Group's business, financial condition and results of operations.

The Group operates in highly competitive markets that are subject to intense scrutiny by the competition authorities. Its business and results of operations may be adversely affected by increasing competitive pressures and competition rulings and other government measures.
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is changing rapidly. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority (CMA) and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the ICB, whose final report was published in 2012 and the Parliamentary Commission on Banking Standards whose report was published in 2013. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

In 2014, the CMA published two market studies about SME banking and PCAs. On the basis of its findings and following consultation, the CMA made a market investigation reference (MIR) in relation to both SME banking and PCAs. An MIR can be made only if the CMA has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts or distorts competition. Such investigations typically last between 15-24 months and the CMA currently expects to publish provisional findings in September 2015. While it is too early to assess the potential impact on the Group of these reviews and investigations, the competitive landscape in which the Group operates may be significantly affected as a result and this impact will become more significant as the Group implements its Transformation Plan and its business is increasingly concentrated in the UK on retail activities.

Appendix 5 Risk factors

The wholesale banking sector has also been the subject of recent scrutiny. In 2014, the FCA launched a review of competition in the wholesale sector (primarily relating to competition in wholesale securities and investment markets and related activities such as corporate banking) to identify areas which might merit in-depth market study and in February 2015 announced that it would be launching a market study to investigate competition in investment and corporate banking services. Adverse findings resulting from this study may result in the imposition of fines or restrictions on mergers and consolidations within the UK financial sector and the FCA may also refer the matter further to the CMA, which has extensive powers to take measures to restore effective competition.

The competitive landscape in the UK is also likely to be affected by the UK Government's implementation of the ring-fence regime and other customer protection measures introduced by the Banking Reform Act 2013.  Although final ring-fence rules will not be available until 2016, firms (including the Group) have submitted plans for their legal and operational structures to implement the new ring-fence regime to the PRA. The implementation of such plans may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates which is being actively encouraged by the UK Government is likely to increase competitive pressures on the Group.

In addition, certain competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may negatively impact the Group's relative performance and future prospects. In addition, recent and future disposals and restructurings by the Group in the context of its Transformation Plan as well as constraints imposed on the Group's compensation structure and its ability to compensate its employees at the same level as its competitors may also have an impact on its ability to compete effectively.

These and other changes to competition could have a material adverse effect on the Group's business, margins, profitability, financial condition and prospects.

The Group's businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks although the Group will be increasingly impacted by developments in the UK as its operations become gradually more focused on the UK
On completion of the Group's Transformation Programme its business focus will be preponderantly in the UK. However, the Group's businesses and many of its customers are, and will be, affected by global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is increasingly uncertain due to a number of factors including geopolitical risks, concerns around global growth and deflation.  Risks to growth and stability stem mainly from continued imbalances in many countries in Europe and elsewhere, slowing growth in emerging markets and China and the potential consequences of continued sanctions and depressed oil prices on the Russian economy. Further instability may result from uncertainty as to how economies and counterparties will be affected, directly or indirectly, by lower oil prices and other commodity prices as well as to the impact of monetary policy measures adopted by the ECB, the US Federal Reserve and the Swiss Central Bank.  There remains considerable uncertainty about when the Bank of England and the Federal Reserve will begin to raise policy interest rates. The Group's businesses and performance are also affected by financial market conditions.  Although capital and credit markets around the world have been relatively stable since 2012, financial markets, in particular equity markets, experienced higher volatility in the last quarter of 2014 which has continued into 2015. This volatility is attributable to many of the factors noted above.

Appendix 5 Risk factors

In addition, the Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments could also adversely affect economic activity and have an adverse effect upon the Group's business, financial condition and results of operations.

The challenging operating environment for the Group's businesses, created by uncertain economic and market conditions is characterised by:

●
reduced activity levels, additional write-downs and impairment charges and lower profitability,  which either alone or  in combination with regulatory changes or the activities of other market participants  may restrict the ability of the Group to access capital, funding and liquidity;

●
prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the Group; and

●
the risk of increased volatility in yields and asset valuations as central banks start or accelerate looser monetary policies or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers could lead to challenging trading and market conditions.

Developments relating to current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

As the Group refocuses on its operations in the UK as a result of its Transformation Plan, and in particular  the restructuring of the Group's CIB business, it is increasingly exposed to the UK economy.  Although the prospects for the UK and the US remain the strongest among the G-7 and Ireland's economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK and the Group's key markets, the worsening of the scope and severity of the weak economic conditions currently experienced by a number of EU member states and elsewhere, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the Group's businesses.

The Group is exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone
With few exceptions, countries in Europe have not yet recovered from the effects of the financial crisis. Consensus forecasts of growth in 2015 and 2016 for some of the largest European economies such as France and Italy are low.  In addition, the possibility of a European sovereign default has risen due to the recent election in Greece and the outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt is uncertain. The risk that the effect of any sovereign default spreads by contagion to other EU economies and the UK economy remains. The euro could be abandoned as a currency by one or more countries, or in an extreme scenario, the abandonment of the euro could result in the dissolution of the European Economic and Monetary Union (EEMU). While the European Central Bank announced in January 2015 a €1.1 trillion quantitative easing programme designed to improve confidence in Eurozone equities and encourage more private bank lending, there remains considerable uncertainty as to whether such measures will be successful.

Appendix 5 Risk factors

The effects on the UK, European and global economies of any potential dissolution of the EMU or exit of one or more EU member states from the EMU and the resulting redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

●	result in significant market dislocation;

●	heighten counterparty risk;

●	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

●	disrupt and adversely affect the economic activity of the UK and other European markets; and

●	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatches.

The occurrence of any of these events would have a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The Group obtained State Aid approval for the aid given to the Group by the UK Government as part of the placing and open offer undertaken by the Group in December 2008.  RBS announced on 9 April 2014 that it had entered into an agreement ("DAS Retirement Agreement") with HM Treasury for the future retirement of the Dividend Access Share ("DAS"). The EC concluded that these new arrangements did not constitute new State aid and approved changes to RBS's restructuring plan in its State Aid Amendment Decision of 9 April 2014. RBSG also entered into a Revised State Aid Commitment Deed with HMT under which it undertook to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC, which mainly relate to the deadline for the Group's divestment of the Williams & Glyn business and the divestment of the rest of the Group's interest in CFG.

Implementation of the State Aid restructuring plan exposes the Group to a number of risks. The most significant risks relate to required asset disposals, a number of which are now completed. The Group completed an initial public offering of CFG's common stock in September 2014. The divestment of Williams & Glyn continues to progress following the announcement of a pre-IPO investment by a consortium of investors in September 2013.   The Group is required, pursuant to the terms of the State Aid Amendment Decision, to dispose of its remaining interest in CFG by the end of 2016 (with a possible 12 month extension) and must divest its interest in Williams & Glyn by way of an initial public offering by the end of 2016 with the disposal of the remainder of its interest by the end of 2017. Under the terms of the State Aid Amendment Decision, a divestiture trustee may be empowered to conduct these disposals, with the mandate to complete the disposal at no minimum price, if the Group fails to complete such required disposals within agreed or renegotiated time frames, which may result in the Group achieving less than the full value of its investment due to then prevailing market conditions.  Furthermore, if the Group is unable to comply with the terms of the State Aid Amendment Decision, including the required divestments, it might constitute a misuse of aid which could have a material adverse impact on the Group.

The occurrence of any of the risks described above could have a material adverse effect on the Group's business, results of operations, financial condition, capital position and competitive position.

Appendix 5 Risk factors

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the Group and any proposed offer or sale of its interests may affect the price of securities issued by the Group
The UK Government, through HM Treasury, currently holds 62.3% of the issued ordinary share capital of the Group. On 22 December 2009, the Group issued £25.5 billion of B Shares to the UK Government. The B Shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B Shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in the Group. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded. HM Treasury (or the UKFI on its behalf) may sell all or a part of its holding of ordinary shares at any time. Any offers or sale of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares by or on behalf of HM Treasury, or an expectation that it may undertake such an offer or sale, could negatively affect prevailing market prices for securities issued by the Group.

In addition, UKFI manages HM Treasury's shareholder relationship with the Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should HM Treasury's intentions change, its position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, dividend policy, remuneration policy, or limiting the Group's operations. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the Group for the benefit of its members as a whole.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy requirements
Effective management of the Group's capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the EU, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. Adequate capital also gives the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.  From 2016, in accordance with the provisions of the Capital Requirements Regulation ("CRR"),  a minimum level of capital adequacy will be required to meet new regulatory capital requirements allowing the Group to make certain discretionary payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments.

The Basel Committee on Banking Supervision's package of reforms to the regulatory capital framework ("Basel III") raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. Global systemically important banks (GSIBs) will be subject to an additional CET1 capital requirement, depending on a bank's systemic importance. The Group has been identified by the Financial Stability Board (FSB) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2014 update placed the Group in the second from bottom category of GSIBs, subjecting it to more intensive oversight and supervision and requiring the Group to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

Appendix 5 Risk factors

In addition, regulatory proposals relating to domestically systemically important banks (DSIBs) continue to be progressed and could impact the level of CET1 that is required to be held by the Group. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. In addition the Financial Policy Committee ("FPC") of the Bank of England intends to consult with firms in the UK on the UK framework.

Basel III has been implemented in the EU with a new Directive and Regulation (collectively known as "CRD IV") which became effective from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards ("RTSs"/"ITSs") produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalised. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

Under CRD IV, the Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the "Pillar 1 requirements"). In addition, national supervisory authorities may add extra capital requirements to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the "Pillar 2A guidance").   The PRA requires that Pillar 2A risks should be met with at least 56% CET1 capital, no more than 44% additional tier 1 capital and at most 25% tier 2 capital.  CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers may be applicable to the Group as determined by the PRA.

The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the "combined buffer requirement".  The PRA has also introduced a firm specific Pillar 2B buffer ("Pillar 2B buffer") which is based on various factors including firm-specific stress test results and is to be met with CET1.  The PRA will assess the Pillar 2B buffer annually and UK Banks are required to meet the higher of the combined buffer requirement or Pillar 2B requirement. The PRA published a consultation in January 2015 suggesting certain changes to its Pillar 2A framework which will introduce new methodologies for determining Pillar 2A capital as well as the PRA's approach to operating the Pillar 2A buffer.

In addition, under the provisions of the CRR, which took effect from 1 January 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

Appendix 5 Risk factors

Under Article 141 (Restrictions on distribution) of the CRD IV Directive, member states of the EU must require that institutions that fail to meet the "combined buffer requirement" will be subject to restricted "discretionary payments" (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the "combined buffer requirement" and calculated as a percentage of the profits of the institution since the last distribution of profits or "discretionary payment". Such calculation will result in a "maximum distributable amount" (or "MDA") in each relevant period. As an example, the scaling is such that in the bottom quartile of the "combined buffer requirement", no "discretionary distributions" will be permitted to be paid. In the event of a breach of the combined buffer requirement, the Group will be required to calculate its maximum distributable amount, and as a consequence it may be necessary for the Group to reduce discretionary payments.

In October 2014 the FPC published its recommendation on the overall leverage ratio framework for the UK banking system.  The FPC recommended a minimum leverage ratio requirement of 3% (to be met 75% by CET1 and a maximum of 25% by additional tier 1 capital), a supplementary leverage buffer applied to G-SIBs equal to 35% of the corresponding risk weighted systemic risk buffer (to be met by CET1) and a countercyclical buffer equal to 35% of the risk weighted countercyclical capital buffer (also to be met by CET1).  Transition timings have been aligned to those laid out in Basel III and the exposure measure will follow that laid out by the Basel Committee for Banking Supervision.  The FPC explicitly ruled out a breach of the leverage ratio resulting in an automatic constraint to capital distributions via the "maximum distributable amount", preferring to leave this linked to risk weighted assets for the purposes of simplicity.

However, if a breach of the leverage buffers (both G-SIB and countercyclical) were to occur then a recovery plan would need to be discussed with the PRA.  The current Group leverage ratio is 4.2% fully met through CET1 leaving it above the minimum requirement while the countercyclical buffer is close to zero.

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive ("BRRD") introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and "eligible liabilities" (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities ("MREL"). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The UK Government has transposed the BRRD's provisions into law with a requirement that the Bank of England implements further secondary legislation to implement MREL requirements by 2016 which will take into account the regulatory technical standards to be developed by the EBA specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms. The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on total loss absorbing capacity ("TLAC") requirements for GSIBs but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ. As the implementation of capital and loss absorption requirements under BRRD in the UK is subject to adoption of secondary legislation and subject to PRA supervisory discretion in places, and the implementation and scope of TLAC remains subject to significant uncertainty, the Group is currently unable to predict the impact such rules would have on its overall capital and loss absorption requirements or its ability to comply with applicable capital or loss absorbency requirements or to make certain discretionary distributions.

Appendix 5 Risk factors

Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focussed on changes that will increase, or re-calibrate, measures of risk weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasise the role of a risk-based capital ratio.  A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems. In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact RWAs at their conclusion.  While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk weighted assets.

The Basel Committee changes and other future changes to capital adequacy and loss absorbency and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the Group operates, including the Group's ability to satisfy the increasingly stringent stress case scenarios imposed by regulators and the adoption of the MREL and TLAC proposals, may require the Group to issue Tier 1 capital (including CET1), Tier 2 capital and certain loss absorbing debt securities, and may result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital. The requirement to increase the Group's levels of CET1 and Tier 2 capital, or loss absorbing debt securities, which could be mandated by the Group's regulators, could have a number of negative consequences for the Group and its shareholders, including impairing the Group's ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders of the Group. If the Group is unable to raise the requisite amount of Tier 1 and Tier 2 capital, or loss absorbing debt securities it may be required to reduce further the amount of its risk weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

On a fully loaded Basel III basis, the Group's CET1 ratio was 11.2% at December 31, 2014. The Group's Transformation Plan targets a fully loaded Basel III CET1 ratio of 13% over the restructuring period. The Group's ability to achieve such targets depends on a number of factors, including the implementation of the ring-fence, the execution of the restructuring of the Group's CIB business and the implementation of the 2013/2014 Strategic Plan, which includes plans for a further significant restructuring of the Group as well as further sales of its remaining stake in CFG in the U.S. See 'Forward looking Statements' and 'The Group's ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group'.

Any change that limits the Group's ability to implement its capital plan, to access funding sources or to manage effectively its balance sheet and capital resources (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) could have a material adverse effect on its business, financial condition and regulatory capital position.

Appendix 5 Risk factors

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its credit ratings and, to a lesser extent, on the rating of the UK Government
The credit ratings of RBSG, RBS and other Group members directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank and other Group members, have been downgraded multiple times in recent years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools that allow burden sharing with debt holders. In 2014 credit ratings of RBSG, the Royal Bank and other Group members were downgraded in connection with the Group's creation of RCR, coupled with concerns about execution risks, litigation risk and the potential for conduct related fines. RBSG's long-term and short-term credit ratings were further downgraded by two notches in 2015 by Standard & Poor's Rating Services ("S&P") to reflect S&P's view that extraordinary government support would now be unlikely in the case of UK non-operating bank holding companies and is likely to become less predictable for bank operating companies in the UK under the newly enacted legislation implementing the bail-in provisions of the BRRD.  Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies' methodologies could materially adversely affect the credit ratings of Group companies.

Any further reductions in the long-term or short-term credit ratings of RBSG or one of its principal subsidiaries (particularly the Royal Bank) would increase borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and might also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2014, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and the Royal Bank by the three main ratings agencies would have required the Group to post estimated additional collateral of £4.5 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government's credit ratings could adversely affect the credit ratings of Group companies and may have the effects noted above.  Credit ratings of RBSG, the Royal Bank, The Royal Bank of Scotland N.V. (RBS N.V.) and Ulster Bank Limited are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in RBSG's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition.

The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2014 and such markets remain accommodating in the early part of 2015 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group's overall liquidity position remained strong, certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

Appendix 5 Risk factors

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significant spreads. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending and may restrict the Group's access to traditional sources of funding or increase the costs of accessing such funding. The ability of the Group's regulator to bail-in senior and subordinated debt under the provisions of BRRD implemented in the UK since January 2015 may also increase investors' perception of risk and hence affect the availability and cost of funding for the Group.

Management of the Group's liquidity and funding focuses, among other things, on maintaining a resilient funding strategy for its assets in line with the Group's wider strategic plan.  Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. The Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral.  Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of deposits may fluctuate due to factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group's ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group's financial condition and results of operations.

The Group's businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group's key regulators has had and is likely to continue to increase compliance risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have changed recently and are subject to further material changes.  Among others, the adoption of rules relating to ring-fencing, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK, the EU and the US has considerably affected the regulatory landscape in which the Group operates and will operate in the future. Increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), have resulted in the Group facing greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Appendix 5 Risk factors

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU, the other parts of Europe in which the Group operates and the US  has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. See also 'Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the Group's business. These changes could have a material adverse effect on the Group'. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group's ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation, the value of its assets, and could have a material adverse effect on its business, funding costs and its results of operations and financial condition.  See 'Implementation by the Group of the various initiatives and programmes which form part of the Group's Transformation Plan subjects the Group to increased and material execution risk'.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

●	requirements to separate retail banking from investment banking (ring-fencing);

●	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

●	the implementation of additional or conflicting capital, loss absorption or liquidity requirements, including those mandated under MREL or by the Financial Stability Board's recommendations on TLAC;

●	restructuring certain of the Group's non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

●	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

●	the design and implementation of national or supra-national mandated recovery, resolution or insolvency regimes;

●	additional rules and requirements adopted at the European level relating to the separation of certain trading activities from retail banking operations;

●	further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

●
the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

●	additional rules and regulatory initiatives and review relating to customer protection, including the FCA's Treating Customers Fairly regime;

●	requirements to operate in a way that prioritises objectives other than shareholder value creation;

Appendix 5 Risk factors

●	the imposition of restrictions on the Group's ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

●	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

●	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

●	other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing;

●	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

●	reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

●
the introduction of, and changes to, taxes, levies or fees applicable to the Group's operations (such as the imposition of a financial transaction tax or changes in tax rates or to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax); and

●	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group's business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group's ability to engage in effective business, capital and risk management planning.

The Group is subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the Group and any securities of the Group, including the write off, write-down or conversion of the Group's securities
In the EU, the UK and the US regulators have or are in the process of implementing resolution regimes to ensure the timely and orderly resolution of financial institutions and limit the systemic risks resulting from the failure of global and complex financial groups.  In the EU and the UK, the BRRD which came into force on 1 January 2015, sets out a harmonised legal framework governing the tools and powers available to national authorities to address the failure of banks and certain other financial institutions. These tools and powers include preparatory and preventive measures, early supervisory intervention powers and resolution tools. In July 2014, the PRA published a paper on the implementation of the BRRD in the UK and in December 2014 HM Treasury published final versions of the statutory instruments transposing the BRRD which came into effect in January 2015.  The PRA published its final rules and requirements implementing the BRRD in January 2015.  The EBA also published final draft regulatory technical standards in December 2014 on the content of resolution plans and final guidelines on measures to reduce or remove impediments to resolvability. The implementation of the BRRD in the UK may also continue to evolve over time to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.

Appendix 5 Risk factors

As a result of its status as a GSIB and in accordance with the PRA's resolution and recovery schemes then in place in the UK, the Group was required to meet certain resolution planning requirements by the end of 2012 and 2013. The Group's US businesses and CFG made their required submissions to the Federal Reserve and the FDIC by their July 1, 2014 due dates.  The US supervisory agencies subsequently announced that, beginning in 2015, banks would be required to submit their annual resolution plans by 31 December of each year instead of by 1 July. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the preventive measures set out above, the UK resolution authority now has available a wide range of powers to deal with failing financial institutions. As a result of the implementation of BRRD in the UK in January 2015, the provisions of the Banking Act 2009 have been substantially amended to enable the relevant authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail. In addition to the existing stabilisation options available under the Banking Act 2009 being (i) the transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) the transfer of all or part of the business of the relevant entity to a 'bridge bank' wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity, the resolution entity will now be able to rely on an asset separation tool which will enable the Bank of England to use property transfer powers to transfer assets, rights and liabilities of a failing bank to an asset management vehicle.  In addition, the new rules have transposed the BRRD requirement that the government stabilisation options may only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers available to the UK resolution authority.  The bail-in option was introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The BRRD also includes a "bail-in" tool, which gives the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the Group and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity or to other securities of the failing institution or to alter the terms of an existing liability.  The UK Government amended the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, to ensure the consistency of these provisions with the bail-in provisions under the BRRD which came into effect on 1 January 2015, subject to certain transition provisions effective for debt instruments as of 19 February 2015 and with the exception of provisions relating to MREL and Article 55 of the BRRD which relates to liabilities within the scope of the bail-in powers but governed by the law of a third country. Such bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the Group to solvency. The bail-in regime adopted under the BRRD (and implemented in the UK)  also provides that shareholders and creditors should not be left worse off as a result of the exercise of the stabilisation powers than they would have been had the bank not been resolved, but instead placed into insolvency. The exercise of the bail-in option will be determined by the resolution authority which will have discretion to determine whether the Group has reached a point of non-viability. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

Appendix 5 Risk factors

The methods for implementation of any resolution and recovery scheme remain the subject of debate, particularly with respect to banking group companies and for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

The potential impact of these resolution and recovery powers may include the total loss of value of securities issued by the Group and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the Group to perform its obligations under its securities. The possible application of bail-in to the Group's or certain of its subsidiaries' debt securities and additional Tier 1 and Tier 2 capital securities may also make it more difficult to issue such securities in the capital markets and the cost of raising such funds may be higher than has historically been the case.

The Group's operations are highly dependent on its IT systems and is increasingly exposed to cyber security threats.
The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group's payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group's operations.  In June 2012, computer system failures prevented NatWest, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure. In addition, in November 2014, the Group reached a settlement with the FCA and the PRA in relation to this incident and agreed a penalty of £42 million with the FCA and £14 million with the PRA. Ulster Bank, one of the Group's subsidiaries, was also fined €3.5m by the Central Bank of Ireland in relation to the IT incident and IT governance failures which occurred in 2012.  The vulnerabilities of the Group's IT systems are due to the complexity of the Group's IT infrastructure attributable in part to overlapping multiple legacy systems resulting from the Group's acquisitions and the consequential gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group's ability to service its customers, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group's reputation, business and brands. The Group is also currently implementing a significant IT investment programme which involves execution risks and may not be successful. See 'The Group is currently implementing a number of significant investment and rationalisation initiatives as part of the Group's IT and operational investment programme. Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group's operations and its ability to retain or grow its customer business'.

Appendix 5 Risk factors

In addition, the Group is subject to cyber-security threats which have targeted financial institutions as well as governments and other institutions and have increased in the recent years. Failure to protect the Group's operations from cyber-attacks could result in the loss of customer data or other sensitive information. During 2013, the Group experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, CFG and NatWest customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks and the Group expects greater regulatory engagement on cyber security in the future. Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

The Group's operations have inherent reputational risk
Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders' expectations of the Group's conduct and performance, is inherent in the Group's business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group conducts its business activities, the Group's financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. Reputational risks may be increased as a result of the implementation of the Group's Transformation Plan. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group's business, financial condition, results of operations and prospects.

The Group may suffer losses due to employee misconduct
The Group's businesses are exposed to risk from potential non-compliance with policies, regulatory rules, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees, including, for example, in connection with the LIBOR and foreign exchange investigations. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

Appendix 5 Risk factors

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
In previous years, severe market events resulted in the Group recording large write-downs on its credit market exposures. Any deterioration in economic and financial market conditions or weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, such as credit market exposures and the value ultimately realised by the Group may be materially different from the current or estimated fair value.

As part of the Group's previous restructuring and capital initiatives, including the 2013/2014 Strategic Plan, it has already materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The assets transferred to RCR (which included assets formerly part of the Group's Non-Core division together with additional assets identified as part of a HM Treasury review), became part of the Group's Capital Resolution Group ("CRG") as of 1 January 2014. In connection with the establishment of CRG, the Group indicated its aspiration to remove the vast majority, if not all of the assets comprising RCR within three years which resulted in increased impairments of £4.5 billion which were recognised in 2013. The value of the assets in RCR, excluding derivatives, was £14.9 billion at December 31, 2014 following significant reductions during 2014.  Although the Group to date has successfully reduced the size of the RCR portfolio, the remaining assets in RCR may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. The CRG also includes the Group's stake in the Williams & Glyn business as well as its remaining stake in CFG. In addition, as part of the restructuring of the Group's CIB business, the Group will be exiting or disposing of substantial parts of that business.  The Group's interest in these businesses may be difficult to sell due to unfavourable market conditions for such assets or businesses. See also 'The Group's ability to achieve its capital targets will depend on the success of the Group's plans to further reduce the size of its business through  the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses including its remaining stake in Citizens Financial Group'. Any of these factors could require the Group to recognise further significant write-downs, realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements
The Group maintains a number of defined benefit pension schemes for certain former and current employees. Pension risk is the risk that the assets of the Group's various defined benefit pension schemes do not fully match the timing and amount of the schemes' liabilities which are long-term in nature, and as a result of which, the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The funded schemes hold assets to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of the asset portfolios, together with any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities.

Appendix 5 Risk factors

In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes. Given the economic and financial market difficulties that arose out of the financial crisis and the risk that such conditions may occur again over the near and medium term, the Group has experienced and may continue to experience increasing pension deficits or be required or elect to make further contributions to its pension schemes. Such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition. In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013,a ratio of 82%. To eliminate this deficit, RBS will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

The Banking Reform Act 2013 requires banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing will require changes to the structure of the Group's existing defined benefit pension schemes as ring-fenced banks may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank's group, which could affect assessments of the Group's schemes deficits. The draft Financial Services and Markets Act 2000 (Banking Reform Pensions) Regulations 2015 requires that ring-fence banks ensure that they cannot become liable for the pension schemes of the rest of their group, or anyone else after January 1, 2026.  The Group is developing a strategy to meet the requirements of these regulations, which has been discussed with the PRA.  The implementation of this strategy will require the agreement of pension scheme trustees.  Discussions with the pension trustee will be influenced by the Group's overall ring-fence strategy and its pension funding and investment strategies.  If agreement is not reached with the pension trustee, alternative options less favourable to the Group will need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the Group's existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee.

The financial performance of the Group has been, and may continue to be, materially affected by counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group's businesses. In particular, the Group has significant exposure to certain individual counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and across the rest of Europe (principally Germany, The Netherlands, Ireland and France) (at 31 December 2014 credit risk assets in the UK were £180.8 billion, in North America £81.8  billion and in Western Europe (excluding the UK) £76.3 billion); and within certain business sectors, namely personal finance, financial institutions,  commercial real estate, shipping and the oil and gas sector (at 31 December 2014 personal finance lending amounted to £180.8 billion, lending to financial institutions was £91.5 billion, commercial real estate lending was £43.3 billion, lending to the oil and gas sector was £10.7 billion and lending against ocean going vessels was £10.4 billion). As the Group implements its new strategy and withdraws from many geographic markets and materially scales down its activities in the United States, the Group's relative exposure to the UK will increase significantly as its business becomes more concentrated in the UK.

Appendix 5 Risk factors

The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets.

Credit quality has improved in certain of the Group's core markets, in particular the UK and Ireland, as these economies have improved.  However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group's ability to enforce contractual security rights. In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group's commercial real estate portfolio. Any such losses could have an adverse effect on the Group's results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group's access to liquidity or could result in losses which could have a material adverse effect on the Group's financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the BRRD. Current expectations are that the SRM will apply from 1 January 2016, subject to certain provisions which came into effect from 1 January 2015 relating to the cooperation between national resolution authorities and the financial stability board. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Appendix 5 Risk factors

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group's non-UK subsidiaries and may affect the Group's reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of Central Banks in Europe and of the Federal Reserve in the US and lead to sharp and sudden variations in foreign exchange rates. For accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance and volatility of financial markets affects bond and equity prices, has caused, and may in the future cause, changes in the value of the Group's investment and trading portfolios. Financial markets experienced significant volatility towards the end of 2014 and this trend has continued in early 2015, resulting in further short term changes in the valuation of certain of the Group's assets. In addition, during the last quarter of 2014, oil prices fell significantly against their historical levels and other commodity prices also decreased. The Group is exposed to oil prices though its exposure to counterparties in the energy sector and oil producing countries. Further or sustained decreases in oil prices could negatively impact counterparties and the value of the Group's trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties
The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. The Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may have a material adverse impact on the Group's financial condition and results of operations.

Appendix 5 Risk factors

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009.

The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition.

In addition, the BRRD requires Member States to establish financing arrangements for the purpose of ensuring the effective application by national resolution authorities of the resolution tools and powers, which will require national resolution funds to raise "ex ante" contributions on banks and investment firms in proportion to their liabilities and risk profiles as well as "ex post" funding contributions. Following the adoption of the European delegated regulation on "ex-ante" contributions, the UK government confirmed that it would implement the "ex post" funding requirements through the UK bank levy of the Finance Act 2011.

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives.

Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates also need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings, financial condition and capital position.

Appendix 5 Risk factors

The Group relies on valuation, capital and stress test models to conduct its business and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macro economic environment in which the Group operates could have a material adverse effect on the Group's business, capital and results.
Given the complexity of the Group's business, strategy and capital requirements, the Group relies on analytical models to assess the value of its assets and its risk exposure and anticipate capital and funding requirements. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the risk profile of the Group's financial instruments. Some of the analytical models used by the Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behavior, leading to flawed decision making and potential losses. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Should such models prove to be incorrect or misleading, decisions made by the Group in reliance thereon could expose the Group to business, capital and funding risk.

The Group's results could be adversely affected in the event of goodwill impairment
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually, or more frequently when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. At 31 December 2014, the Group carried goodwill of £6.3 billion on its balance sheet.

The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. Further impairments of the Group's goodwill could have an adverse effect on the Group's results and financial condition.

Any significant write-down of goodwill could have a material adverse effect on the Group's results of operations.

Appendix 5 Risk factors

The recoverability of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and may be affected by changes to tax legislation
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. At 31 December 2014, the value of the Group's deferred tax assets was £1.5 billion. In December 2014 the UK Government announced a proposed restriction on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015 which may also affect the recoverable amount of recognised deferred tax assets. In addition, the implementation of the rules relating to ring-fencing and the resulting restructuring of the Group may further restrict the Group's ability to recognise tax losses within the Group  as deferred tax assets .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 February 2015

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary